As filed with the Securities and Exchange Commission on November 14, 2016.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

travel B.V.1

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

The Netherlands	4700	Not Applicable
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bennigsen-Platz 1

40474 Düsseldorf

Federal Republic of Germany

+49 211 54065110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th floor

New York, NY 10016

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David C. Boles Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 (20) 7710-1000	Marc D. Jaffe Marcus C. Funke Latham & Watkins LLP 885 Third Avenue New York, NY 10017 (212) 906-1200	Stuart M. Cable Richard A. Kline Joseph C. Theis Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Class A shares, nominal value of €0.06 per share	$400,000,000.00	$46,360

(1)	American depositary shares issuable upon deposit of the Class A shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents one Class A share.
(2)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Includes the aggregate offering price of additional Class A shares represented by American depositary shares that may be acquired by the underwriters.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]	In connection with this offering, we intend to change our corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and to change our corporate name from travel B.V. to trivago N.V. prior to the completion of this offering. Upon this change, the historical consolidated financial statements of trivago GmbH included in this Registration Statement will become the historical consolidated financial statements of trivago N.V.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2016

PRELIMINARY PROSPECTUS

             ADSs

travel B.V.

American Depositary Shares

Representing              Class A Shares

$             per ADS

This is the initial public offering of American Depositary Shares, or ADSs, of travel B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). Each ADS will represent one Class A share with a nominal value of €0.06 per share. We are offering             ADSs, and certain of our existing shareholders named in this prospectus (the “Selling Shareholders”) are offering            ADSs in this offering. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders. No public market currently exists for our ADSs or our Class A shares. We currently expect the initial public offering price to be between $            and $            per ADS.

We have applied to have our ADSs listed on the NASDAQ Global Select Market under the symbol “TRVG.”

Investing in our ADSs involves risks. See “Risk factors” beginning on page 20.

We will have two classes of shares outstanding after this offering, Class A shares and Class B shares. Each Class A share entitles its holder to one vote on all matters presented to our shareholders generally. Upon completion of this offering, Class B shares will be held solely by Expedia, Inc. and its affiliates. Prior to and after completion of this offering, we intend to take certain actions to simplify our corporate structure. Expedia and Messrs. Schrömgens, Vinnemeier and Siewert, whom we collectively refer to as the Founders, will agree to determine how to proceed with the post-IPO corporate reorganization within twelve months of the completion of this offering, and it is expected that any decision will be implemented no later than four months thereafter. See “Corporate structure.” Following the post-IPO merger as described herein, assuming it occurs as contemplated, Class B shares will also be held by the Selling Shareholders. Each Class B share entitles its holder to ten votes on all matters presented to our shareholders generally. Immediately following this offering, the holders of ADSs representing our Class A shares will collectively hold         % of the economic interests and those Class A shares represent         % of the voting power in us, and holders of our Class B shares will hold the remaining         % of the economic interests and         % of the voting power in us. Following the post-IPO merger, assuming it occurs as contemplated, the Selling Shareholders will hold         % of the Class B shares and         % of the voting power in us, and Expedia, Inc. and its affiliates will hold         % of the Class B shares and         % of the voting power in us. As a result, both immediately following this offering and after the post-IPO merger, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market. See “Management—Controlled company exemption.” In the event the post-IPO merger is not consummated, the Founders will hold their ownership interest in trivago SE, a subsidiary of trivago N.V., with the right to contribute such shares to trivago N.V. in exchange for Class A shares or Class B shares. See “Corporate structure.”

We are both an “emerging growth company” and a “foreign private issuer” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus summary—Implications of being an ‘emerging growth company’ and a ‘foreign private issuer.’”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the Selling Shareholders (before expenses)	$	$
(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to              additional ADSs from the Selling Shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

The underwriters expect to deliver the ADSs to purchasers on or about                    , 2016 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Goldman, Sachs & Co.	Morgan Stanley

Allen & Company LLC	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities

Cowen and Company	Guggenheim Securities

The date of this prospectus is                     , 2016

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside the United States.

We are incorporated in the Netherlands, and many of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for

i

treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are responsible for the information contained in this prospectus. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information, and neither we nor the Selling Shareholders take responsibility for any other information others may give you. We, the Selling Shareholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk factors,” “Business” and “Management’s discussion and analysis of financial condition and results of operations” sections and our consolidated audited and condensed consolidated unaudited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ADSs.

Overview

Our business

trivago is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. In the twelve months ended September 30, 2016, we tracked approximately 1.4 billion visits to our websites and apps, resulting in 487 million qualified referrals, and offered access to approximately 1.3 million hotels in over 190 countries. See “Management’s discussion and analysis of financial condition and results of operations—How we earn and monitor revenue” and “—Operating performance indicators” for a discussion of qualified referrals.

Our brand positions us as a key starting point for travelers searching for their ideal hotel. Our fast and intuitive hotel search platform enables travelers to find their ideal hotel by matching individual traveler preferences with detailed hotel characteristics such as price, location, availability, amenities and ratings, across a vast supply of global hotels. In the twelve months ended September 30, 2016, comparing across all of our localized websites and apps, we provided a range of prices per hotel with the cheapest advertiser offering a price on average 19% lower than the most expensive advertiser.

We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our advertisers. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. Hotel advertisers, which include online travel agencies, or OTAs, hotel chains and independent hotels, advertise their supply on our global marketplace on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website where the user can complete the booking. Our CPC bidding function enables advertisers to influence their own return on investment and the volume of referral traffic we generate for them.

Rigorous analysis and application of data and technology are critical parts of our DNA. We capture a large amount of data on how users search on and engage with our site and our apps, enabling us to continually test new features and the effectiveness of existing ones, refine our search algorithms and thereby improve our product. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing. Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend.

Our hotel search platform can be accessed globally via 55 localized websites and apps in 33 languages. Users can search our platform on desktop and mobile devices, but benefit from a familiar user interface, resulting in a consistent user experience. In June 2016, our revenue from mobile websites and apps exceeded our revenue from our desktop websites for the first time, which is consistent with an expected longer term shift towards mobile.

Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and the Rest of World. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries. For the nine months ended September 30, 2016, we generated revenue of €223.5 million, €276.0 million and €79.8 million from the Americas, Developed Europe and the Rest of World, respectively, compared to €137.6 million, €209.1 million and €45.6 million for the nine months ended September 30, 2015, respectively. Our reportable segment revenue excludes other revenue of €1.5 million and €5.7 million for the nine months ended September 30, 2015 and 2016, respectively, which is included in corporate and eliminations.

We have grown significantly since our incorporation in 2005. In the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, we generated revenue of €309.3 million, €493.1 million, €393.8 million and €585.0 million, respectively. During the same periods, we had net losses of €23.1 million, €39.4 million, €37.4 million and €51.5 million, respectively. In the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, our adjusted EBITDA was €3.5 million, €(1.1) million, €(13.4) million and €16.3 million, respectively. See “Selected consolidated financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

Our industry

The development of our industry is influenced by several key factors.

Large and growing travel market

According to Phocuswright Data, global travel spend grew to an estimated $1.1 trillion in 2015, excluding Canada, Latin America and Eastern Europe, representing a compound annual growth rate, or CAGR, of 4.7% since 2010, outpacing average global economic growth of 2.9% per year in the same period.

Growth in hotel spend

According to Phocuswright Data, global hotel spend grew to $383 billion in 2015, excluding Canada, Latin America and Eastern Europe, representing a CAGR of 4.4% since 2010, to become 35% of the total travel spend. Hotels have responded to rising demand by increasing capacity and investing in the overall attractiveness and quality of their hotels while increasing their marketing spend.

Offline to online shift in hotel distribution

Leisure and business travelers are increasingly moving their purchase activity online. According to the Global Online Travel Overview, in 2010, the total percentage of hotel bookings made through hotel websites and OTAs globally was 22%, with the United States having the highest penetration at 31%, followed by Western Europe at 21%, the Asia-Pacific region, or APAC, at 18% and the Middle East at 7%. According to Phocuswright Data, by 2015, these figures grew to 33% globally, to 36%, 35%, 29% and 25% in the United States, Europe, APAC and

the Middle East, respectively. In addition, there is a portion of corporate travel being booked online, which is not included in the online penetration numbers above.

Against this backdrop, hotels are increasingly moving distribution and associated advertising spend to online channels. According to the Global Online Travel Overview and Phocuswright Data, hotels have increased their bookings made through their own respective hotel websites and OTAs from $69 billion in 2010 to $127 billion in 2015, representing a 12.8% CAGR.

Independent hotel search platforms as an increasingly important tool for consumers and advertisers

Consumers are increasingly looking for tools to enable them to navigate through multiple hotel booking options simultaneously and compare prices. Independent search platforms that provide metasearch capabilities aggregate fragmented travel data across the Internet into one place, resulting in transparency of price, availability, quality and other hotel attributes. These platforms can offer advertisers access to a large pool of transaction-ready consumers, which encourages OTAs, hotel chains and independent hotels to advertise on these platforms for the purpose of driving bookings. Based on our research, U.S. leisure travelers have increasingly favored metasearch services, with usage growing from 14% in 2011 to 28% in 2013. In the United States, travelers aged 18 to 34 are almost twice as likely to use metasearch services than those 35 and older, according to the Phocuswright Consumer Travel Report.

Increasing usage of mobile

Global mobile data traffic has grown substantially in recent years, achieving a 74% growth rate in 2015 over 2014, and is expected to grow at a 53% CAGR from 2015 to 2020, based on our research. This trend has also impacted the share of mobile travel bookings, which from 2013 to 2015 increased from 10% of total online travel bookings to 27% in the United States, 11% to 20% in Europe and 12% to 20% in APAC, according to the Global Online Travel Overview. Based on our research, it is estimated that in 2016, 73% of American travelers will use a mobile device to research a trip, of which 91% will use a smartphone as their mobile tool of choice. The shift towards mobile usage is especially strong among younger generations, as this demographic trends towards greater mobile-based travel purchases.

Evolving traveler behavior

Travelers are increasingly prioritizing “experiences,” with 71% of travelers globally willing to exceed their allocated travel budget if they discover interesting travel experiences, according to a 2015 Millward Brown study. We believe the choice of accommodation is becoming more meaningful to consumers as a means to customize travel experiences. In addition, barriers to travel are decreasing as new international low-fare airline options have made it more affordable to fly around the world. Based on our research, low cost carriers control approximately 25% of the market for air travel and are growing at above-industry-average rates. Younger generations are taking more trips on average, with millennials expected to take 7.2 trips per year, compared to Generation X, or persons aged approximately 35 to 52, and Baby Boomers, or persons aged approximately 52 to 70, each expected to take 6.6 trips per year in 2016, according to a 2015 AARP report.

The trivago hotel search platform

We believe that we are reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers.

Our search platform forms the core of our user experience. It captures and seeks to refine user intent and preferences and, as of September 30, 2016, it provided users with access to approximately 1.3 million hotels worldwide. It organizes a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.

We enable hotel advertisers to advertise offers for each individual hotel. By placing bids in our CPC-based bidding system, each advertiser can influence the likelihood that traffic is driven to its own platform. Advertisers can reach a broad global audience while generating targeted, transaction-ready referrals.

Key benefits for users

Global aggregation of real-time hotel supply

We aggregate hotel availability from a range of advertisers globally. This supply is continually updated in or near real time, so users can view current availability from a broad range of advertisers. We believe travelers use our hotel search platform as their entry point for hotel research, confident that they receive comprehensive coverage of their options to book a hotel.

Tailored hotel search function

Our search function is designed to enable individual users to find their ideal hotel. We personalize results based on a user’s search terms, selected filters and other interactions with our sites and apps. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. Our search algorithms, which are refined by millions of searches each day, create matches amongst the two sets of information.

Transparent price comparison

Our depth of advertisers means that users are able to choose from multiple advertisers and a range of prices for each hotel. Our algorithm selects the lowest available price for each hotel and displays room types with a broad range of pricing options available from our advertisers. This reduces the need for travelers to spend time searching across multiple sites and apps to confirm the lowest available rate. In the twelve months ended September 30, 2016, comparing across all of our localized websites and apps, we provided a range of prices per hotel with the cheapest advertiser offering a price on average 19% lower than the most expensive advertiser.

Deep content and easy-to-use information on hotels

We obtain hotel information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings, amenities and room types. We synthesize and enrich this information. For example, our rating score distills review information from multiple sources into a single easy-to-use score for the traveler.

Key benefits for advertisers

Broad traveler reach

We offer advertisers a highly scalable channel of travelers, given our broad presence across multiple geographies and languages. Additionally, for many travelers, we believe we are the entry point to their hotel search, enabling advertisers to engage with potential new customers.

Delivery of transaction-ready referrals

We provide advertisers with motivated travelers who have proactively expressed their specific intent via our search platform. Due to the breadth of hotel information we provide and our personalized matching algorithms, travelers referred by trivago often already have a comprehensive understanding of the hotel and its value proposition for them, which we believe makes them more likely to complete a booking on the advertiser’s site.

Market-driven, referral-based pricing structure

We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. The transparency of our model makes it easy for advertisers to evaluate the performance of their spend and influence their own return on investment.

Improve advertisers’ competitiveness

Hotel advertisers have varying levels of experience, scale and resources to dedicate to their marketing efforts. We provide our advertisers with advice, actionable data insights and advertiser tools to help them optimize their investment on our marketplace by improving the quality of available content about their hotel.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

Industry-leading product and user experience

We believe that we provide the most effective and intuitive hotel search platform for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and refine multiple aspects of our websites and apps, believing that incremental enhancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our platform.

Significant scale

We have achieved significant scale, with approximately 1.3 million hotels available on our platform as of September 30, 2016, supported by 55 localized versions of our website served in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. In the twelve months ended September 30, 2016, we tracked approximately 1.4 billion visits to our websites and apps. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.

Powerful data and analytics

We capture large amounts of data across our platform, including traveler data, advertiser data, publicly available content and data on how travelers and advertisers interact with our platform. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to this data enables us to continuously improve our platform.

High brand recognition and user loyalty

We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel search. This directly supports our position as users’ entry point to hotel discovery, with more than 50% of our traffic coming from branded sources (such as TV marketing, video marketing (such as YouTube), radio and out-of-home advertising) in 2015 and the first nine months of 2016. Additionally, we believe that our brand traffic improves the effectiveness of our marketplace to advertisers, as our internal data indicates that the conversion rates of our referrals to bookings are higher from branded than non-branded traffic for the advertisers included in research we conducted. Such research shows that our aided brand awareness in August 2016 in Italy, Spain, Germany, the United Kingdom, France, Australia and the United States was 92%, 89%, 86%, 80%, 79%, 77% and 63%, respectively.

Scalable business model

We have a scalable business model that enables us to grow rapidly and efficiently. We can expand within current markets as well as into new markets, while incurring limited incremental investment in infrastructure, benefitting in part from our existing scale and a common global platform.

Employees and culture

We believe that our entrepreneurial culture and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to regularly take on new challenges within the company to broaden their perspectives, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.

Our strategy

Our strategy is shaped by our mission “to be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We run our business and set our priorities and strategy according to our mission.

... traveler’s ...

We designed our hotel search platform to be useful for every traveler with every reason to travel. We focus on continuing to optimize our websites and apps, ensuring their intuitive navigation and high performance.

... first ...

We want to be the starting point for travelers seeking to discover their ideal hotel at the lowest rate. We believe we provide a valuable service to travelers, allowing them to quickly and effectively navigate a crowded hotel booking ecosystem. We intend to be each traveler’s first source of hotel information by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue enhancing our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere.

... and independent ...

We believe we have created a hotel search platform that is fair and transparent for users, offering them a powerful tool to easily access information in the complex hotel market. We provide users the information so they can independently decide where to stay.

... source of information ...

We focus on providing information to our users rather than selling them products or services. We support travelers’ searches by aggregating hotel information from across the Internet and displaying it in a simple, easy to navigate format. We also intend to continue growing our number of direct relationships with hotels, thereby increasing the volume and quality of information we can provide to travelers. We believe that it is crucial to the success of our user experience that we provide comprehensive, relevant and easily accessible information.

... finding the ideal ...

We believe there is an ideal hotel for every traveler. We aim to continuously optimize our search algorithms to consistently deliver hotel suggestions to each of our users for each specific stay so they can find their ideal hotel. While we believe we offer a best-in-class hotel search experience, we acknowledge there is the opportunity for further innovation in the areas of search personalization and hotel categorization and rating. We are investing in new technologies like semantic search to continuously improve our users’ discovery experience and may explore additional technology-led acquisitions going forward.

... hotel ...

We are focused on the hotel sector. Our marketplace and algorithms are optimized to display and match users with specific hotel characteristics. As our technology is advancing and traveler preferences are shifting, we increasingly complement our traditional hotel offerings with other forms of accommodation, such as vacation rentals and private apartments that are relevant to our users.

... at the lowest rate.

Providing the lowest rate to our users is at the core of what we do. Our ability to provide pricing transparency by identifying the lowest available rates from our advertisers is driven in part by the large number of advertisers on our marketplace. As we continue building out our advertiser base globally and supporting advertisers in efficiently using our marketplace, this should help provide travelers with consistently low prices across our supply of available hotels.

Relationship with Expedia, Inc.

Expedia, Inc. and its affiliates, or Expedia, our controlling shareholder, owned 63.5% of our share capital as of September 30, 2016. Day to day, we operate our business as a stand-alone and independent member of the

Expedia group of companies. We independently test and develop our technology and design and implement our marketing strategy and efforts to grow our user and advertiser base. We maintain commercial relationships on customary terms with brands within the Expedia group of companies in their capacities as advertisers on our marketplace. In the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2015 and 2016, Expedia accounted for 32%, 39%, 39% and 35% of our revenue, respectively.

As further discussed in “Related party transactions,” Expedia has historically provided (or augmented), and may continue to provide (or augment), certain of our corporate functions, including within the legal, tax, treasury, audit and corporate development areas, and hosts all of the servers we use that are located within the United States.

We have entered into various agreements with Expedia and the Founders regarding the management of our business and the implementation of the corporate reorganization (as defined herein). See “Related party transactions.”

Corporate reorganization

The actions described in this section related to the pre-IPO corporate reorganization and the post-IPO corporate reorganization are referred to collectively herein as the corporate reorganization. Please see “Corporate structure—Corporate reorganization” for more information.

travel B.V. is a newly formed Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). Prior to completion of this offering, travel B.V. will be converted under Dutch law into a public limited company (naamloze vennootschap) pursuant to a deed of amendment and conversion. The legal effect of the conversion on travel B.V. under Dutch law will be limited to the change in the legal form. travel B.V. will neither be dissolved nor wound up, but will continue its existence as the same legal entity with a new legal form. As of the moment of conversion, it will be renamed trivago N.V.

trivago N.V. will act as a holding company of trivago GmbH, the historical operating company of the trivago group. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago GmbH, travel B.V. and trivago N.V., and their respective consolidated subsidiaries, as applicable.

Pre-IPO corporate reorganization

As of September 30, 2016, i.e., prior to the completion of this offering and the contributions described in this paragraph, Expedia owned 63.5% and the Founders owned 36.5%, in aggregate, of the share capital of trivago GmbH. Prior to the completion of this offering, Expedia will contribute all of its shares of trivago GmbH to travel B.V. in a capital increase in exchange for newly issued Class B shares of travel B.V., to be converted into Class B shares of trivago N.V. The Founders will contribute              shares of trivago GmbH, representing          % of their aggregate shareholding in trivago GmbH, to travel B.V. in a capital increase in exchange for newly issued Class A shares of travel B.V., to be converted into Class A shares of trivago N.V. (which subsequently will be exchanged for ADSs that will be sold in this offering). As a result of these contributions,          % of the shares and          % of the voting power in travel B.V. will be held by Expedia and          % of the shares and          % of the voting power in travel B.V. will be held by the Founders, whereas          % of the shares of trivago GmbH will be held by travel B.V. and          % of the shares in trivago GmbH will be held by the Founders.

The following chart depicts our corporate structure upon the conversion of travel B.V. into a public limited company (naamloze vennootschap), the completion of this offering and the contributions described in this paragraph.

We refer to the foregoing transactions as the pre-IPO corporate reorganization.

Post-IPO corporate reorganization

As promptly as practicable, trivago GmbH and each of the Founders will submit requests for a tax ruling from the German tax authorities in connection with a plan to simplify our corporate structure after completion of this offering. The tax ruling request of the company will request a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA – Umwandlungssteuergesetz) to the post-IPO merger and (ii) fulfilment of the specific requirements under sec. 11 par. 2 RTA, in particular, that the transferred assets will still be subject to German corporate income tax and that Germany is not precluded or limited in exercising its rights to tax any capital gains from the disposal of those assets at the level of trivago N.V. as a result of the post-IPO merger. The tax ruling request of the Founders will request a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA – Umwandlungssteuergesetz) to the post-IPO merger (as defined below); and (ii) the fulfillment of the specific requirements under sec. 13 par. 2 RTA for a tax free exchange by the Founders of their shares. We believe that the relevant governmental authorities typically issue rulings such as the one described above within two to four months after a request is submitted. There is no guarantee, however, that the ruling to be requested by trivago GmbH and each of the Founders will be issued within this time (or at all), and such a ruling may take considerably longer. If we and each of the Founders receive a positive tax ruling (and/or certain other conditions are met, as described more fully in the IPO structuring agreement, see “Related party transactions—Relationship with Expedia—IPO Structuring Agreement”), we intend to consummate a transaction pursuant to which trivago GmbH will be merged with and into trivago N.V. (which we refer to as the post-IPO merger) and the Founders will effectively exchange all of their shares of trivago GmbH remaining after the pre-IPO corporate reorganization for Class B shares of trivago N.V. The following chart depicts our corporate structure if we are able to complete the post-IPO merger:

If trivago GmbH and each of the Founders do not receive a favorable ruling from the German tax authorities with respect to the matters described above, or if trivago GmbH and each of the Founders do not receive a ruling within twelve months after the completion of this offering (and in each case certain other conditions are not met, as described more fully in the IPO Structuring Agreement, see “Related party transactions—Relationship with Expedia—IPO Structuring Agreement”), it is expected that trivago GmbH will not consummate the post-IPO merger. Instead, trivago GmbH will change its legal form first into a German stock corporation (Aktiengesellschaft) and then into a European public limited liability company (Societas Europaea), which we refer to as the SE structure. Following the change of legal form, the Founders will hold     % of the shares of trivago SE and each Founder will have the unilateral right to contribute all or some of such shares to trivago N.V. in exchange for Class A shares or Class B shares of trivago N.V.

The following chart depicts our expected corporate structure after this offering if we consummate the SE structure (i.e., if we do not consummate the post-IPO merger):

We refer to the foregoing transactions as the post-IPO corporate reorganization. Expedia and the Founders will agree to determine how to proceed with the post-IPO corporate reorganization within twelve months of the completion of this offering, and it is expected that any decision will be implemented no later than four months thereafter. Even if favorable tax rulings are received, Expedia and the Founders may choose to consummate the SE structure rather than the post-IPO merger.

Our shareholders

Following (i) the completion of this offering and the pre-IPO corporate reorganization and (ii) assuming the completion of the post-IPO merger and an offer price of $             per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, the ownership of trivago N.V. will be as follows:

	Following the completion of the pre-IPO corporate reorganization				Assuming the completion of the post-IPO merger
	Assuming the underwriters’ option to purchase additional ADSs is not exercised:		Assuming the underwriters’ option to purchase additional ADSs is exercised in full:		Assuming the underwriters’ option to purchase additional ADSs is not exercised:		Assuming the underwriters’ option to purchase additional ADSs is exercised in full:
	Class A shares	Class B shares	Class A shares	Class B shares	ADSs representing Class A shares	Class B shares	ADSs representing Class A shares	Class B shares
Expedia	%	%	%	%	%	%	%	%
Rolf Schrömgens	—(1)	%	%	%	%	%	%	%
Peter Vinnemeier	—(1)	%	%	%	%	%	%	%
Malte Siewert	—(1)	%	%	%	%	%	%	%
Free float	%	%	%	%	%	%	%	%

Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Following the completion of this offering, Messrs. Schrömgens, Vinnemeier and Siewert will own %, % and % of noncontrolling interests in trivago GmbH. Assuming the completion of the post-IPO merger, the Founders’ noncontrolling interests will be converted into Class B shares of trivago N.V.

If the SE structure is implemented, the Founders will hold shares of trivago SE and not trivago N.V. and thus Messrs. Schrömgens, Vinnemeier and Siewert will own     %,     % and     % of noncontrolling interests in trivago SE, respectively.

Corporate information

Our principal executive offices are located at Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany. Our telephone number at this address is +49 211 5406 5110.

Our website address is www.trivago.com. We also maintain localized versions of our website. The information contained on, or that can be accessed through, our websites is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

•	our ability to effectively manage our growth;

•	we may not be able to maintain our historical growth rates;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our counterparties may default on their performance obligations;

•	our ability to maintain and increase our brand awareness and brand strength;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on third-party technology;

•	our ability to attract, train and retain executives and other qualified employees;

•	our brand reputational risk;

•	our entrepreneurial culture and decentralized decision making; and

•	our status as a “controlled company” and our relationship with Expedia.

Implications of being an “emerging growth company” and a “foreign private issuer”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to irrevocably opt out of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will instead be permitted to follow our home country practice on such matters.

Status as a “controlled company”

Upon the completion of this offering and the post-IPO merger, Expedia will own              Class B shares, representing         % of the voting power of our issued and outstanding shares. In the alternative, if the SE structure is implemented, Expedia will own              Class B shares, representing         % of the voting power of our issued and outstanding shares. See “Corporate structure—Post IPO corporate reorganization.” As a result, following the corporate reorganization, under either scenario, we will remain a “controlled company” within the meaning of the listing rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements, of NASDAQ. See “Management—Controlled company exemption.”

The offering

ADSs offered by us	ADSs, each representing one Class A share.

ADSs offered by the Selling Shareholders	ADSs, each representing one Class A share.

Class A shares to be outstanding after this offering	Class A shares ( Class A shares if the underwriters exercise their option to purchase additional ADSs from the Selling Shareholders in full).

Class B shares to be outstanding after this offering	Class B shares.

Total Class A and Class B shares to be outstanding after this offering	shares.

Option to purchase additional ADSs	The Selling Shareholders have granted the underwriters an option to purchase up to additional ADSs representing Class A shares within 30 days of the date of this prospectus.

Selling Shareholders	Expedia will not sell any ADSs in this offering. Rolf Schrömgens, Peter Vinnemeier and Malte Siewert will sell ADSs in this offering. See “Principal and selling shareholders.”

American Depositary Shares	The underwriters will deliver our Class A shares in the form of ADSs. Each ADS, which may be evidenced by an American Depositary Receipt, or ADR, represents an ownership interest in one of our Class A shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary, , will be the holder of the Class A shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the Class A shares underlying your ADSs if we ask the depositary to request voting instructions from you. The depositary will pay you the cash dividends or other distributions, if any, it receives on our Class A shares after deducting its fees and expenses and applicable withholding taxes. You may need to pay a fee for certain services, as provided in the deposit agreement. You are entitled to the delivery of the Class A shares underlying your ADSs upon the surrender of such ADSs, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. We are offering

ADSs so that our company can be quoted on the NASDAQ Global Select Market and investors will be able to trade our securities and receive dividends on them in U.S. dollars.

Depositary

Custodian

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

The principal reasons for this offering are to increase our financial flexibility, increase our public profile and awareness, create a public market for our ADSs and to facilitate our future access to public equity markets. We have not quantified or allocated any specific portion of the net proceeds to us or range of the net proceeds to us for any particular purpose. See “Use of proceeds.”

Voting rights	Following this offering, we will have two classes of shares, Class A shares and Class B shares. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.

Holders of our Class A shares and Class B shares will generally vote together as a single class, unless otherwise required by law or our articles of association. The holders of our outstanding Class B shares will hold % of the voting power of our outstanding shares following this offering (and % of the voting power subsequent to the post-IPO merger) and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the appointment of our management board members and supervisory board members and the approval of any change of control transaction. See “Principal and selling shareholders” and “Description of share capital and articles of association” for additional information.

Dividend policy	The amount of any distributions will depend on many factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board and supervisory board deems relevant. We do not anticipate paying any dividends in the foreseeable future.

After the completion of this offering, but prior to the consummation of the post-IPO merger, the Founders and Expedia have agreed, pursuant to the IPO Structuring Agreement, to effect a one-time dividend payment in respect of fiscal year 2016 in the amount of €0.5 million, which shall be paid to the shareholders of record of trivago GmbH prior to the consummation of the post-IPO merger.

Lock-up agreements	We have agreed with J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters, subject to certain exceptions, not to sell or dispose of any of our ADSs or securities convertible into or exchangeable or exercisable for our ADSs or Class A shares until 180 days after the date of this prospectus. Our Selling Shareholders, Expedia and our management board, supervisory board members and certain employees have agreed to similar lock-up restrictions for a period of 180 days. See “Underwriting.”

Controlled company	We are a “controlled company” under the corporate governance rules of the NASDAQ Global Select Market. Following the completion of the post-IPO merger, assuming it occurs as contemplated, Expedia, Inc. and its affiliates will hold % of the Class B shares and % of the voting power in us. As a result, we will remain a “controlled company” within the meaning of the NASDAQ corporate governance rules. See “Management—Controlled company exemption.”

Listing	We have applied to list our ADSs on the NASDAQ Global Select Market, or NASDAQ, under the symbol “TRVG.”

The number of our Class A shares to be outstanding upon completion of this offering is based on shares outstanding as of                 , 2016 and excludes Class A shares issuable upon (i) the exercise of share options outstanding as of                 , 2016 at a weighted average exercise price of €             ($            ) per share and (ii) the conversion of Class B shares held by Expedia, Inc. and its affiliates and the conversion of Class B shares to be held by the Founders following the post-IPO merger.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after , 2016;

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering;

•	the pre-IPO corporate reorganization; and

•	the share capital adjustment described in “Corporate structure—Corporate reorganization—Pre-IPO corporate reorganization.”

Summary consolidated financial data

The following summary consolidated statement of operations and balance sheet data for the fiscal years ended December 31, 2014 and 2015 have been derived from the audited consolidated financial statements of trivago GmbH included elsewhere in this prospectus. The unaudited financial data for the nine months ended September 30, 2015 and 2016 has been derived from the condensed consolidated financial statements of trivago GmbH included elsewhere in this prospectus. See “Presentation of financial and other information.”

The following table also contains translations of euro amounts into U.S. dollars as of and for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859 and as of September 30, 2016 was €1.00 = $1.1238. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future period.

	Year ended December 31,			Nine months ended September 30,
(in millions)	2014	2015	2015	2015	2016	2016
			(unaudited)	(unaudited)

Consolidated statement of operations:
Revenue	€209.1	€298.9	$324.6	€239.4	€378.7	$425.6
Revenue from related party	100.2	194.2	210.9	154.4	206.3	231.8

Total revenue	309.3	493.1	535.5	393.8	585.0	657.4
Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(2)	1.4	2.9	3.1	2.0	3.1	3.5
Selling and marketing(1)	286.3	461.3	501.0	383.5	538.1	604.7
Technology and content(1)	15.4	28.7	31.2	20.9	40.6	45.6
General and administrative, including related party(1)(3)	6.5	18.1	19.7	12.4	42.2	47.4
Amortization of intangible assets	30.0	30.0	32.6	22.5	11.3	12.7

Operating income (loss)	(30.3)	(47.9)	(52.1)	(47.5)	(50.3)	(56.5)

Other income (expense):
Interest expense	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Other, net	(1.4)	(2.7)	(2.9)	(0.7)	0.5	0.6

Total other income (expense), net	(1.4)	(2.8)	(3.0)	(0.8)	0.4	0.5

Income (loss) before income taxes	(31.7)	(50.7)	(55.1)	(48.3)	(49.9)	(56.0)
Expense (benefit) for income taxes	(8.6)	(11.3)	(12.3)	(10.9)	1.6	1.8

Net loss	(23.1)	(39.4)	(42.8)	(37.4)	(51.5)	(57.8)
Net loss attributable to noncontrolling interests	—	0.3	0.3	0.1	0.5	0.6

Net loss attributable to trivago GmbH	€(23.1)	€(39.1)	$(42.5)	€(37.3)	€(51.0)	$(57.2)

Pro forma basic and diluted earnings per share(4)

Key performance indicator
Adjusted EBITDA(5)	€3.5	€(1.1)	$(1.2)	€(13.4)	€16.3	$18.3

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,			Nine months ended September 30,
(in millions)	2014	2015(a)	2015(a)	2015	2016(a)	2016(a)
			(unaudited)	(unaudited)
Cost of revenue, including related party	€—	€0.2	$0.2	€0.2	€0.7	$0.8
Selling and marketing	1.1	3.4	3.7	2.4	10.4	11.7
Technology and content	1.2	4.5	4.9	3.3	15.3	17.2
General and administrative	0.1	6.0	6.5	3.9	25.6	28.8

(a)	Share-based compensation expense is primarily attributable to liability award accounting treatment for share-based awards granted in prior periods, see Note 6 – Share-based awards and other equity instruments in the notes to our consolidated financial statements.

(2)	Excluding:

	Year ended December 31,			Nine months ended September 30,
(in millions)	2014	2015	2015	2015	2016	2016
			(unaudited)	(unaudited)
Amortization of acquired technology included in Amortization of intangible assets	€19.9	€19.9	$21.6	€14.9	€3.7	$4.2
Amortization of internal use software and website development costs included in Technology and content	0.2	0.5	0.5	0.3	0.7	0.8

(3)	Includes:

	Year ended December 31,			Nine months ended September 30,
(in millions)	2014	2015	2015	2015	2016	2016
			(unaudited)	(unaudited)

Related party shared services fee	€1.5	€2.8	$3.0	€2.3	€2.9	$3.3

(4)	Information to be provided prior to the completion of this offering regarding our conversion to a Dutch public limited company (naamloze vennootschap). Refer to “Corporate reorganization” for a description of the change in capital structure to be consummated upon completion of this offering.

(5)	We define adjusted EBITDA as net loss plus: (1) benefit (provision) for income taxes; (2) total other income (expense), net; (3) depreciation of property and equipment, including amortization of internal use software and website development; (4) amortization of intangible assets; and (5) share-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Year ended December 31,			Nine months ended September 30,
(in millions) (unaudited)	2014	2015	2015	2015	2016	2016
Net loss	€(23.1)	€(39.4)	$(42.8)	€(37.4)	€(51.5)	$(57.9)

Expense (benefit) for income taxes	(8.6)	(11.3)	(12.3)	(10.9)	1.6	1.8

Income (loss) before income taxes	(31.7)	(50.7)	(55.1)	(48.3)	(49.9)	(56.1)

Add/(less):
Interest expense	0.0	0.1	0.1	0.1	0.1	0.1
Other, net(i)	1.4	2.7	2.9	0.7	(0.5)	(0.6)

Operating income (loss)	(30.3)	(47.9)	(52.1)	(47.5)	(50.3)	(56.6)

Add:
Depreciation	1.4	2.7	2.8	1.8	3.3	3.8
Amortization of intangible assets	30.0	30.0	32.6	22.5	11.3	12.7

EBITDA	1.1	(15.2)	(16.6)	(23.2)	(35.7)	(40.1)

Add:
Share-based compensation	2.4	14.1	15.3	9.8	52.0	58.4

Adjusted EBITDA	€3.5	€(1.1)	$(1.3)	€(13.4)	€16.3	$18.3

(i)	Consists primarily of foreign exchange gain/loss in the years ended December 31, 2014 and 2015, and the nine months ended September 30, 2015 and 2016 and the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia.

Balance sheet data:

	As of December 31,			As of September 30,
(in millions)	2014	2015	2015	2016	2016
			(unaudited)	(unaudited)
Cash	€6.1	€17.6	$19.1	€4.2	$4.7
Total assets	750.8	760.3	825.6	808.4	908.5
Total current liabilities	16.0	72.0	78.2	84.6	95.1
Retained earnings (accumulated deficit)	(90.0)	(129.2)	(140.3)	(180.1)	(202.4)
Total members’ equity	€664.6	€622.3	$675.8	€637.7	$716.6

Risk factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks related to our industry and business

Our failure to manage our growth effectively could negatively affect our corporate culture, harm our ability to attract and retain key personnel and adversely impact our results of operations and future growth.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements, and as a result of the corporate reorganization, may be challenged. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategy. Our workforce worldwide has grown from fewer than 300 employees as of December 31, 2012 to more than 1,000 employees as of September 30, 2016. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal controls over financial reporting functions. As a result, we may not be able to manage our expansion effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects. These pressures and challenges may be enhanced by our becoming a public company and the corporate reorganization.

We may not be able to maintain our historical growth rates in future periods.

Our 2015 revenue grew by 59% compared to 2014, and our revenue for the first nine months of 2016 grew by 49% compared to the first nine months of 2015. While we expect our business to continue to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain users, decreased user spending, increased competition, slowing growth of the overall online hotel search market, the emergence of alternative business models, changes in government policies and general economic conditions. As the size of our user base continues to increase, we anticipate that the growth rate of our user base may decline over time. We may also lose users for other reasons, such as a failure to deliver satisfactory search results or transaction experiences or high quality services. In addition, even if our user base continues to grow, our revenues may not grow at the same rate or at all. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected.

We are dependent on economic conditions and declines in travel or discretionary spending generally could reduce the demand for our services.

Our results of operations and financial prospects are significantly dependent upon travelers using our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal discretionary spending levels. Travel services tend to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), unemployment rates, direct or indirect taxes, fuel prices or other costs of living, may lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. For example, in mid-2016, certain hotel chains cut their growth forecasts for the remainder of the year due to global economic uncertainty, and some analysts suggested that the U.S. hotel industry may have reached a cyclical peak.

Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services, cause advertisers to become insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Many events beyond our control may adversely affect the travel industry.

Certain events beyond our control may adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and other pandemics and epidemics, have disrupted normal travel patterns and levels in the past. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition and consolidation in our industry could result in a decrease in the amount and types of hotel information we display, the value of our services to users and a loss of users, which would adversely affect our business, financial performance and prospects.

General competition

We operate in the highly and increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), global metasearch and review websites, such as Kayak and TripAdvisor, locally focused metasearch engines such as Qunar, Online Travel Agents, or OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and HomeAway, and other hotel websites, may have existed longer, may have larger user bases, may have a wider range products and services, may have greater brand recognition and customer loyalty in certain markets and/or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms. Metasearch websites are also expanding globally and are becoming increasingly competitive. In addition, many of these competitors may be able to devote significantly greater resources to marketing and promotional campaigns; attracting and retaining key employees; securing participation of hotels and access to hotel information, including proprietary or exclusive content; website and systems development; research and development; and enhancing the speed at which their services return user search results. Many of these competitors may also offer user incentives, such as loyalty points or priority access to services, which may not be available if travelers book through third-party sites or services.

Advertiser competition

We compete for hotel advertising revenue with search engines, such as Baidu, Bing, Google and Yahoo!, which offer pay-per-click or pay-per-impression advertising services. These competitors may have significantly greater financial, technical, marketing and other resources than we do and large established user bases. In addition, we compete with newspapers, magazines and other traditional media companies that provide offline and online advertising opportunities for hotels. We expect to face additional competition as other established and emerging companies enter the hotel advertising market. Competition could result in higher traffic acquisition costs, lower “cost-per-click,” or CPC, pricing and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.

Advertiser consolidation

In addition, consolidation among advertisers, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel, which could cause our services to become less valuable and popular for users and could result in advertisers bidding less for offers or even terminating their relationships with us.

As a result, competition and consolidation, individually or in the aggregate, could result in higher traffic acquisition costs, reduced operating margins, loss of market share, reduced customer traffic to our websites and reduced advertising by OTAs and hotels on our websites. Furthermore, our CPC pricing for click-based advertising depends, in part, on competition among advertisers, with those paying higher CPCs generally receiving better advertising placement and more referrals from us. If our large customers become less competitive with each other, merge with each other, focus more on profit than on traffic volume, or are able to reduce CPCs, this would have an adverse impact on our CPCs which, in turn, may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, competition and consolidation among our advertisers may cause some of them to have financial difficulties, default on or materially delay their obligations to pay us for services we have already provided or become insolvent. As a result, we may not be able to compete successfully against current and future competitors, and competition and/or consolidation among advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We could be adversely affected by our advertiser concentration.

Our advertiser base consists of OTAs, hotel chains and independent hotels, and we generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, ebookers and Venere, in the aggregate, accounted for 39% and 35% of our total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. The Priceline Group and its affiliated brands, Booking.com and, through 2015, Agoda, accounted for 27% and 43% of our total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively.

This concentration of key customers may impact our overall exposure to changes in economic and industry conditions, either positively or negatively, as these key customers may be similarly affected by such conditions. The loss of any major customer, or a significant weakening in the business conditions and/or the financial conditions of OTAs and hotels generally, could result in significant decreases in revenue, as well as an increase in credit losses, and have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to counterparty default risks.

We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may not comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates have historically been very low. Because a majority of our accounts receivable are owed by three large OTAs, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of such default, we could incur significant losses, which could adversely impact our business, results of operations, financial condition and prospects.

We may be unable to maintain and increase brand awareness, which could limit our ability to maintain our current financial performance or achieve additional growth.

We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of travelers using our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we are required to spend considerable amounts of money and other resources to preserve and increase our brand awareness and grow our business. Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may be unable to successfully maintain or enhance the strength of our brand.

In 2009, we began a successful broad-reach TV marketing campaign. We expect to continue to invest in TV marketing campaigns in light of increased spending from competitors, our expansion into geographies where our brand is less well known, increasing prices and the increasing traffic share growth of search engines as destination sites for users. Such efforts may not maintain or enhance consumer awareness of our brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective or as efficient as they have been historically. We intend to continue expanding our operations globally, including in countries where we have limited operating experience, that may have different competitive conditions and where travelers may have different travel preferences. Users in other countries may not be familiar with our brand, or may be less familiar with our brand than that of a competitor, and we may need to build brand awareness in such countries through greater investments in advertising and promotional activities. In addition, significant increases in the pricing of one or more of our marketing and advertising channels could increase our advertising expense or cause us to choose less effective marketing and advertising channels. TV advertising comprises a large percentage of our advertising expense and may have higher costs than other channels and which could have a material adverse effect on our profitability. If TV advertising becomes less effective or if we experience diminishing returns from TV advertising overall or in key markets, we may instead invest in other, more expensive channels, which may not be as successful. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. If we lose the ability to use a domain name, we would be forced to incur significant expenses to market our services under a new domain name, which could substantially harm our business. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the top level domain name “trivago” is owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights to our domain names and determining the rights of others may require litigation, which could result in substantial costs and diversion of management attention.

Our brands are subject to reputational risks and impairment.

We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we rely on in various countries where we advertise have come to represent our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors could affect our brand image. Also, it is possible that the use of testimonials in the advertising and promotion of our brands could have a negative impact on customer retention and acquisition if the reputation of the testimonial provider is damaged. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to maintain or establish relationships with advertisers, or if advertisers choose to reduce or even eliminate the fees they pay us, our financial performance could be materially adversely affected.

Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and transparent pricing information. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. The loss of existing relationships with advertisers, or our inability to continue to add new ones, may cause our search results to provide incomplete pricing, availability and other information important to users of our services. This deficiency could reduce user confidence in the search results we provide, making us less popular.

In addition, nearly all of our agreements with OTAs, hotel chains and independent hotels may be terminated at will or upon three to seven days’ prior notice by either party. We cannot guarantee that our advertisers will continue to work with us. We may also be unable to negotiate access, pricing or other terms that are consistent or more favorable than our current terms. A failure to retain current terms or obtain more favorable terms with, or increase or maintain our relationships with, our advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.

Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In addition, we have historically prepared our books and records in accordance with the German Commercial Code (Handelsgesetzbuch), or German GAAP. Our books and records were then converted to U.S. GAAP, for purposes of this offering, by accounting personnel who have limited experience in maintaining books and records and preparing financial statements in U.S. GAAP.

In connection with the audit of our 2015 financial statements, we identified a material weakness, primarily related to the lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or processes and procedures, particularly in the areas of share-based compensation, build-to-suit lease accounting and internal use software and capitalization of website development costs and other complex, judgmental areas and consequently must rely on the assistance of outside advisors with expertise in these matters to assist us in our preparation of U.S. GAAP financial statements and our compliance with SEC reporting obligations. These deficiencies represent a material weakness in our internal control over financial reporting in both design and operation. During 2016, we appointed a chief financial officer who is responsible for identifying the staffing and resource needs of our company required to remediate the material weakness. These individuals will be required to have sufficient experience in maintaining books and records and preparing financial statements in U.S. GAAP. We have initiated the hiring of additional staff that have begun to address these needs. Additionally, we will expand our accounting policies and procedures as well as provide additional training to our accounting and finance staff. While we are working to remediate the material weakness as quickly and efficiently as possible and expect to have remediated the material weakness during the year ended December 31, 2017, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate this material weakness, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our ADSs to decline.

Until the end of the fiscal year for which we will file our second annual report on Form 20-F after becoming a public company, we will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting. Even from the time such requirement applies, our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result of misstatements or restatements in our financial statements or an adverse assessment by management or auditors about the effectiveness of our internal controls, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flow, harm our reputation and adversely affect the trading price of our ADSs.

We rely on search engines, which may change their business models or search engine algorithms in ways that could have a negative impact on our business, financial performance and prospects.

We use Baidu, Bing, Google, Yahoo! and other Internet search engines to generate traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques, such as search engine optimization and search engine marketing to improve our placement in relevant search queries. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. These changes could negatively affect the purchased or algorithmic placement of links to our websites. In addition, a significant amount of traffic is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. Pricing and operating dynamics for these traffic sources can experience rapid change, both technically and competitively. Moreover, any of these providers could, for competitive or other purposes, alter their search algorithms or results, causing our websites to place lower in search results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of user-enhanced services, features and functionalities, while maintaining or improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our service in response to competitive service offerings. The emergence of alternative platforms such as smartphone and tablet computing devices and the emergence of niche competitors who may be able to optimize services or strategies such platforms have required, and will continue to require, new and costly investments in technology. We may not be successful, or we may be less successful than our current or new competitors, in developing technologies that operate effectively across multiple devices and platforms and that are appealing to users, either of which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing and software-as-a-service providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenues and results of operations could suffer.

Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our competitors are constantly developing innovations in online hotel-related services and features. As a result, we must continue to invest significant resources in research and development in order to continuously improve the speed, accuracy and comprehensiveness of our services. We have invested, and in the future may invest, in new business strategies and services. These strategies and services may not succeed, and, even if successful, our revenues may not increase. If we are unable to continue offering innovative services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in Internet browser functionality could result in a decrease in our overall revenues.

We generate revenues, in part, by redirecting users to our advertisers’ websites. Changes in browser functionality may either prevent or limit our ability to redirect users to our advertisers. As a result, our revenue could decline if we are no longer able to offer this feature to our users.

The introduction of certain technologies may reduce the effectiveness of our services. For example, some of our services and marketing activities rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns and our advertisers’ campaigns, to better understand our users’ preferences and to detect and prevent fraudulent activity. Users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. Increased use of methods, software or apps that block cookies, or the disaffection of users resulting from our use of such marketing activities, may have an adverse effect on our business, results of operations, financial condition and prospects.

One of our product features depends in part on our relationship with third parties to provide us with consumer reviews.

Third parties provide us with consumer reviews that we provide users along with our proprietary rating score. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect users’ perception of the value of our product and our reputation.

Any significant disruption in service on our websites and apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.

Our brand, reputation and ability to attract and retain users to use our websites and apps depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and apps, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our services. Problems with the reliability or security of our systems could harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.

Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in the United States, Germany, Hong Kong and China. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible by our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

We process, store and use personal data which exposes us to risks of internal and external security breaches and could give rise to liabilities, including as a result of governmental regulation and differing legal obligations applicable to data protection and privacy rights.

We may acquire personally identifiable information or confidential information from users of our websites and apps. Breaches or intrusions to our system, whether resulting from internal or external sources, could significantly harm our business. It is possible that advances in computer circumvention capabilities, new discoveries or other developments, including our own acts or omissions, could result in a compromise or breach of personally identifiable information and/or confidential user information.

We cannot guarantee that our existing security measures will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems could steal user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type attacks on our system that have made portions of our website unavailable for periods of time. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website and apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as we expand the number of markets in which we operate and as the tools and techniques used in these types of attacks become more advanced. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.

We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation.

We currently provide users with the option to complete certain hotel bookings by transferring users’ details directly to the hotel’s booking forms. In connection with facilitating these transactions, we receive and store certain personally identifiable information, including credit card information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of European Commission Directive 95/46/EC and implementing legislation in effect in member states of the European Union. Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information that is collected, processed and transmitted in or from the governing jurisdiction. Since we collect, process and transmit personally identifiable information in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We could be adversely affected if we fail to comply fully with all of these requirements. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to hotels, the Internet and online commerce, Internet advertising and price display, consumer protection, anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Controls, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries, including Cuba, Iran, Sudan and Syria, and nationals and others of those countries, as well as certain specifically targeted individuals and entities. We believe that our activities comply with OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event our controls should fail or are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, litigation and damage to our reputation and the value of our brand.

The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide hotel search services could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs or subject the company to additional liabilities.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of various national and international income and non-income tax laws, rules and regulations to our historical and new services is subject to interpretation by the applicable taxing authorities. These taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the Internet and e-commerce. If the tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the user, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes such as proposed country-by-country reporting beginning as early as 2016. Additional multilateral changes are anticipated in upcoming years. Any changes to national or international tax laws could impact the tax treatment of our earnings and adversely affect our profitability. We continue to work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations. Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or the discontinuation of beneficial tax arrangements in certain jurisdictions.

Our global operations involve additional risks and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. As of September 30, 2016, we derived 38% of our total revenue from our operations in the Americas, 47% of our revenue from our operations in Developed Europe and 14% of our revenue from our operations in the Rest of World. See “Management’s discussion and analysis of financial condition and results of operations” for a further description of our geographical operating segments. We face complex, dynamic and varied risk landscapes in the jurisdictions in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business models to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the user and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have lower margins than more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

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compliance with various regulatory laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national and local tax laws;

•	weaker or uncertain enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•	slower adoption of the Internet as an advertising, broadcast and commerce medium and the lack of appropriate infrastructure to support widespread Internet usage in those markets;

•	our ability to support new technologies, including mobile devices, that may be more prevalent in certain global markets;

•

difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs.

We are a multinational company with worldwide operations, including significant business operations in Europe. In June 2016, a majority of voters in the United Kingdom in a national referendum elected to withdraw from the European Union. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for the governments of other European Union member states to consider withdrawal.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal could depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the European Economic Area overall could be diminished or eliminated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects and reduce the price of our ADSs.

Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.

We conduct a significant and growing portion of our business outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. These exposures include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euros upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.

We do not currently hedge our foreign exchange exposure. Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. As we have seen in some recent periods, in the event of severe volatility in foreign exchange rates, these exposures can increase, and the impact on our results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex.

We rely on the performance of highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees.

The Amended and Restated Shareholders’ Agreement contains certain provisions that could result in the departure of certain of our senior management. If the Founders, collectively, hold less than 15% of our outstanding Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), they lose certain contractual rights to nominate members of our management board. In such case, our supervisory board may also request from the Founders, the resignation of members of the supervisory board who have been nominated by the Founders. In addition, the general meeting of shareholders, which is controlled by Expedia, has broad discretion to remove members of our management board with and without cause, irrespective of the Founders’ holdings. If the general meeting of shareholders has reasonable cause, as defined in the Amended and Restated Shareholders’ Agreement, for such removal, Expedia has the unilateral right, subject to certain exceptions, to purchase all of such member’s shares. If the Founders and other members of our management board are removed, such removal could materially adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. In particular, the contributions of certain key senior management are critical to our overall success.

Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. Our software engineers and technology professionals are key to designing code and algorithms necessary to our business. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to risks associated with a corporate culture that promotes entrepreneurialism among its employees, decentralized decision making and continuous learning.

We have delegated considerable operational autonomy and responsibility to our employees, including allowing certain employees flexible working hours that allow employees to determine when, where and for how long they work. In addition, at the core of our culture is allowing our employees to grow, ensuring that they continuously accept new challenges and take on new responsibilities.

As a consequence, we may have less experienced people in key positions, and we rotate experienced employees to other jobs within the company. As our employees have significant autonomy, this could result in poor decision making, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our dual-class share structure with different voting rights, and certain provisions in the Amended and Restated Shareholders’ Agreement, will limit your ability as a holder of Class A shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A shares may view as beneficial.

Prior to the completion of this offering and subject to the approval of our existing shareholders, we expect to create a dual-class share structure such that our share capital will consist of Class A shares and Class B shares. In respect of matters requiring the votes of shareholders, based on our proposed dual-class share structure, holders of Class A shares will be entitled to one vote per share, while holders of Class B shares will be entitled to ten votes per share. We and the Selling Shareholders will sell ADSs (representing Class A shares) in this offering. Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.

After completion of the post-IPO merger, assuming it occurs as contemplated, it is expected that Expedia will beneficially own approximately         %, and the Founders will own approximately         %, of the aggregate voting power of our issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise the over-allotment option. See “Principal and selling shareholders.” As a result of the dual-class share structure and the concentration of ownership, as well as the terms of the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment and dismissal of management board members and supervisory board members and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving the holders of ADSs, (representing Class A shares) of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A shares. This concentrated control will limit your ability to influence corporate matters that holders of Class A shares may view as beneficial.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company with ADSs traded on an exchange located in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act, the listing requirements of NASDAQ, the Dutch Corporate Governance Code and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we have previously relied on experts and the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Furthermore, after the date we are no longer an “emerging growth company,” our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to grow our revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We rely on the foreign private issuer and controlled company exemptions from certain corporate governance requirements under NASDAQ rules.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under NASDAQ rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under NASDAQ rules with which it does not comply, followed by a description of its applicable home country practice. Our Dutch home country practices may afford less protection to holders of our ADSs. We follow in certain cases our home country practices and rely on certain exemptions provided by NASDAQ rules to foreign private issuers, including, among others, an exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors be comprised of a majority of independent directors, exemptions from the requirements that an issuer’s compensation committee should be comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Description of share capital and articles of association—Comparison of Dutch corporate law and our articles of association and U.S. corporate law” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under NASDAQ rules. As a result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under NASDAQ corporate governance rules. A “controlled company” under NASDAQ corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, Expedia, controls, and following this offering will continue to control, a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of NASDAQ corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of corporate governance standards, including the requirement that a majority of our supervisory board members are independent and the requirement that our compensation committee consist entirely of independent directors.

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management continue to be U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form

20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such conversion and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

Although we are not currently a party to any material legal proceedings, we may be involved from time to time in various legal proceedings, including, but not limited to, actions relating to breach of contract and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results.

Companies in the Internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. We are currently subject to several claims and may be subject to future claims relating to intellectual property rights. As we grow our business and expand our operations we may be subject to intellectual property claims by third parties. We plan to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our agreements with hotels, OTAs and other partners require us to indemnify these entities against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.

We have acquired businesses in the past, comprising myhotelshop GmbH, or myhotelshop, base7booking.com S.à r.l., or base7, and B264 GmbH, or Rheinfabrik. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of potential acquisitions and integrations include:

•	diversion of management time and focus from operating our business to acquisition diligence, negotiation and closing processes, as well as post-closing integration challenges;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	coordination of product, engineering and sales and marketing functions;

•	retention of employees from the businesses we acquire;

•	responsibility for liabilities or obligations associated with activities of the acquired company before the acquisition;

•	litigation or other claims in connection with the acquired company; and

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in the case of foreign acquisitions, the need to integrate operations across different geographies, cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Furthermore, companies that we have acquired, and that we may acquire in the future, may employ security and networking standards at levels we find unsatisfactory. The process of enhancing infrastructure to improve security and network standards may be time consuming and expensive and may require resources and expertise that are difficult to obtain. Acquisitions could also increase the number of potential vulnerabilities and could cause delays in detection of a security breach, or the timelines of recovery from a breach. Failure to adequately protect against attacks or intrusions could expose us to security breaches of, among other things, personal user data and credit card information that may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could delay or eliminate any anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks related to our ongoing relationship with our shareholders

Expedia controls our company and has the ability to control the direction of our business.

Expedia owned 63.5% of the economic and voting rights attributable to the shares of trivago as of September 30, 2016. Following the completion of this offering and post-IPO merger, assuming it occurs as contemplated, we expect Expedia to own         % of our Class B shares and         % of the voting power in us. As long as Expedia owns a majority of the voting power in us, and pursuant to certain rights it will be granted under the Amended and Restated Shareholders’ Agreement, Expedia will be able to control many corporate actions that require a shareholder vote.

This voting control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that shareholders other than Expedia do not view as beneficial. This voting control may also discourage transactions involving a change of control of our company, including transactions in which you as a holder of ADSs (representing our Class A shares) might otherwise receive a premium for your shares. Furthermore, Expedia generally has the right at any time to sell or otherwise dispose of any Class A shares and Class B shares that it owns, including the ability to transfer a controlling interest in us to a third party, without the approval of the holders of our Class A shares and without providing for the purchase of Class A shares.

The Founders have contractual rights to exert control over certain aspects of our business.

Pursuant to the Amended and Restated Shareholder’s Agreement, as long as the Founders collectively maintain at least 15% of our outstanding Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), the Founders will have certain rights to veto decisions about certain corporate matters. These contractual rights will limit the ability of Expedia to control certain corporate matters and, as a result, we may fail to take actions that other shareholders may view as beneficial. This contractual control may also discourage transactions involving a change of control or sale of substantially all assets of our company, including transactions in which you as a holder of ADSs representing our Class A shares might otherwise receive a premium for your shares or dividend of proceeds representing a premium price for such assets. Furthermore, subject to certain exceptions, so long as the Founders collectively maintain at least 15% of our outstanding Class A and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), the Founders who are then serving as managing directors have the ability to select the other managing directors and, as a result, the Founders and their appointees will comprise the body that has primary day-to-day operational control of the company. In addition, from the date that Mr. Schrömgens ceases to serve as chief executive officer for a period of three years, so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor in its function of chief executive officer, subject to the approval of Expedia and thereafter, the supervisory board.

Expedia’s interests may conflict with our interests, the interests of the Founders and the interests of our shareholders, and conflicts of interest between Expedia, the Founders and us could be resolved in a manner unfavorable to us and our shareholders.

Various conflicts of interest between us, the Founders and Expedia could arise. Ownership interests of directors or officers of Expedia in our shares and ownership interests of members of our management board and supervisory board in the stock of Expedia, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to our company. In the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2015 and 2016, Expedia accounted for 32%, 39%, 39% and 35% of our revenue, respectively.

Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Expedia’s businesses in the future or in connection with Expedia’s desire to enter into new commercial arrangements with third parties.

Expedia has the right to pursue acquisitions of businesses that trivago may also be interested in acquiring and the right to acquire companies that may directly compete with us. Expedia may choose to pursue these corporate opportunities other than through trivago.

Furthermore, disputes may arise between Expedia and us relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

•	tax, employee benefit, indemnification and other matters arising from this offering;
•	the nature, quality and pricing of services Expedia agrees to provide to us;
•	sales or other disposal by Expedia of all or a portion of its ownership interest in us; and
•	business combinations involving us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Expedia, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party. In addition, should Expedia choose not to guarantee any future indebtedness we may incur, the cost of such financing may increase or financing may not be available at all.

The services that Expedia will provide to us following this offering may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Prior to completion of this offering, Expedia has provided us with support for shared services related to corporate functions such as legal, tax, treasury, audit and corporate development and certain server hosting and other services. Following this offering, we expect Expedia to continue to provide certain services for a fee under formal and informal arrangements described in “Related party transactions.” However, Expedia will not be obligated to provide these services in a manner that differs from the nature of the service today, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company. Further, if we no longer receive these services from Expedia, we may not be able to perform these services ourselves, or find appropriate third-party arrangements at a reasonable cost, and the cost may be higher than that charged by Expedia.

Risks related to our intellectual property

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

We regard our intellectual property as critical to our success, and we rely on trademark and confidentiality and license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition.

Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Claims by third parties that we infringe their intellectual property rights could result in significant costs and have a material adverse effect on our business, results of operations or financial condition.

We are currently subject to various patent and trademark infringement claims. These claims allege, among other things, that our website technology infringes upon owned patented technology and/or trademarks of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay money damages, which could have an adverse effect on our results of operations. In addition, the costs associated with the defense of these claims could have an adverse effect on our results of operations. As we grow our business and expand our operations, we expect that we will continue to be subject to intellectual property claims. Resolving intellectual property claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

A substantial amount of our processes and technologies is protected by trade secrecy laws. In order to protect these technologies and processes, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secrecy rights against such parties. To the extent that our employees, contractors or other third parties with which we do business may use intellectual property owned by others in their work for us without our authorization, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secrecy rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our development. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract may have a material adverse effect on our business, results of operations, financial condition and prospects and could help our competitors develop services that are similar to or better than ours.

Risks related to ownership of our Class A shares and ADSs

Our share price may be volatile or may decline regardless of our operating performance.

The market price for our ADSs is likely to be volatile, in part because our ADSs have no history of being publicly traded. In addition, the market price of our ADSs may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans;

•	changes in the prices paid to us by our customers or of our competitors;

•	our involvement in litigation;

•	our sale of ADSs or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ADSs;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

The stock markets, including NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many Internet companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Seasonality may cause fluctuations in our results of operations.

Our revenues and results of operations have varied significantly from quarter to quarter because our business experiences seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, hotel searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the fourth quarter of the year as we typically elect to advertise less in the fourth quarter due to the relatively higher cost of advertising in the period. The current state of the global economic environment, combined with the seasonal nature of our business, makes forecasting future results of operations difficult. Because our business is changing and evolving, our historical results of operations may not be useful to you in predicting our future results of operations. In addition, discretionary advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as individual patterns. Our rapid growth has tended to mask the cyclicality and seasonality of our business. In the future, as our growth rate slows, we expect the cyclicality and seasonality in our business will become more pronounced and could result in material fluctuations of our revenues, cash flows, results of operations and other key performance measures from period to period and may affect the volatility of the price of our ADSs.

There has been no prior public market for our Class A shares or ADSs, and an active trading market may not develop.

Prior to this offering, there has been no public market for our Class A shares or our ADSs. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ADSs. An inactive market may also impair our ability to raise capital by selling our ADSs and may impair our ability to acquire other companies by using our ADSs as consideration.

Future sales and/or issues of our ADSs, or the perception in the public markets that these sales may occur, may depress our ADS price.

Sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional ADSs. Upon completion of this offering, we will have              Class A shares outstanding and              Class B shares outstanding. The ADSs offered in this offering will be freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our management board members, supervisory board members, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Our Selling Shareholders, Expedia, members of our supervisory board and members of our management board have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ADSs, options or warrants to acquire ADSs, or securities exchangeable or exercisable for or convertible into shares or ADSs currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC. See “Underwriting.”

All our ADSs outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. Our Class B shares are convertible into Class A shares, which may be sold subject to certain restrictions. See “Shares eligible for future sale” for a more detailed description of the restrictions on selling our ADSs after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of ADSs issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ADSs. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ADS price and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ADSs or publishes inaccurate or unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading volume to decline.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

We will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business and have an adverse effect on the market price of our ADSs.

You may not be able to exercise your right to vote the Class A shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the Class A shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our Class A shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if the depositary has appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the Class A shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the Class A shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our Class A shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those Class A shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the Class A shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for the ADSs, we may choose to appoint a proxy bank. In this event, the depositary will be deemed to have been instructed to give a proxy to the proxy bank to vote the Class A shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

The effect of this proxy is that you cannot prevent the Class A shares representing your ADSs from being voted, and it may make it more difficult for shareholders to exercise influence over our company, which could adversely affect your interests. Holders of our Class A shares are not subject to this proxy.

You may not receive distributions on the Class A shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our Class A shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of our ADSs or Class A shares. This means that you may not receive the distributions we make on our Class A shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our ADSs less attractive if we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We do not expect to pay any dividends for the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate that we will pay any dividends on our ADSs for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our management board deems relevant.

If we pay dividends, we may need to withhold tax on such dividends payable to holders of our ADSs in both Germany and the Netherlands.

As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. Dutch dividend withholding tax will be required to be withheld from dividends if and when paid to Dutch resident holders of our ADSs (and non-Dutch resident holders of our ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). We will approach Dutch Revenue to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable at all (as the dividend withholding tax can generally be credited against a Dutch resident shareholder’s income tax anyway). Should we not obtain the tax ruling, we will be required to identify our shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur.

Certain of our ADS holders may be unable to claim tax credits to reduce German withholding tax applicable to the payment of dividends

We do not anticipate paying dividends on our ADSs for the foreseeable future. As a Dutch-incorporated German tax resident company, however, if we pay dividends, such dividends will be subject to German (and potentially Dutch) withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable double tax treaty rate, which is generally 15%, however, by an application filed by the tax payer containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the shares or ADSs of a German tax resident company may be unable to benefit from any available double tax treaty relief and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. The company is listing ADSs issued by a depositary with a direct link to the U.S. Depository Trust Company, or DTC, which should reduce the risk that the applicable German withholding tax certificate cannot be delivered to the ADS holder. However, there can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders.

Investors should note that the interpretation circular (Besteuerung von American Depository Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003), which we refer to as the “ADR Tax Circular,” is not binding for German courts and it is not clear whether or not a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the specific ADSs offered in this offering. Further concerns regarding the applicability of the ADR Tax Circular may arise due to the fact that the ADR Tax Circular refers only to German stock and not to shares in a Dutch N.V. If the ADSs are determined not to fall within the scope of application of the ADR Tax Circular, and thus profit distributions made with respect to the ADSs are not treated as a dividend for German tax purposes, the ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law. See “Material tax considerations—German taxation—German taxation of ADS holders.”

Tax risks related to the corporate reorganization

As part of the pre-IPO corporate reorganization, Expedia will contribute all of its shares of trivago GmbH to travel B.V., and the Founders will contribute a portion of their shares of trivago GmbH to travel B.V., each in a capital increase in exchange for newly issued shares of travel B.V. Such contribution in kind will cause a change of control from a tax perspective and may have adverse tax impacts at the level of the subsidiaries of travel B.V. See “Corporate structure—Corporate reorganization—Pre-IPO corporate reorganization.”

As promptly as practicable, we will request a tax ruling from the German tax authorities to confirm the tax neutrality of the post-IPO merger from a corporate income tax perspective. In the event that such ruling would not confirm the tax neutrality to trivago GmbH or the ruling request will be rejected, it is expected that the post-IPO merger will not be consummated. In case we will not receive a tax ruling confirming the tax neutrality, the post-IPO merger will only be implemented if Expedia commits to indemnify us from all German taxes triggered as result of the post-IPO merger. Otherwise the two-tier corporate structure would remain in place.

Dividends distributed by trivago GmbH/AG/SE to trivago N.V. (and to the Founders) would be subject to German withholding tax of 26.375% (including solidarity surcharge) at the level of trivago GmbH/AG/SE. At the level of the German tax resident trivago N.V., only 5% of the dividends distributed by and received from trivago GmbH/AG/SE after January 2017 would be included as taxable income subject to German corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax (Gewerbesteuer) at the applicable local tax rate of around 16% currently. However, the German withholding tax deducted by trivago GmbH/AG/SE would be credited against the German corporate income tax liability of trivago N.V. and, to the extent that the German withholding tax (26.375%) exceeds the German corporate income tax liability of trivago N.V. refunded with a potential time lag of up to two years. The effective tax rate on dividends received by trivago N.V. from trivago GmbH/AG/SE would thus amount to approximately 1.6% as a result of the two-tier corporate structure.

This additional tax of approximately 1.6% also applies on constructive dividends in case of any transactions which are not at arm’s length between trivago GmbH/AG/SE and trivago N.V. In the opposite direction any transactions that are not at arm’s length might trigger a German gift tax risk.

The two-tier corporate structure may also increase the effective tax rate of the German group if trivago N.V. lends to trivago GmbH/AG/SE proceeds received in the IPO (or a portion thereof) by way of a loan. Interest paid by trivago GmbH/AG/SE to trivago N.V. may not be fully tax deductible for trade tax and German corporate income tax purposes. trivago N.V. will nevertheless have to include the full amount of the interest payable by trivago GmbH/AG/SE as taxable income in its corporate and trade tax base. See “German taxation—Taxation of the company (trivago N.V.)—General.”

In the event that the post-IPO merger is not carried out and the Founders are unable to place all of their shares received in trivago N.V. as result of the contribution in the secondary offering, a portion of the shares received by trivago N.V. in the contribution would be subject to a seven-year review period, during which time the Founders would have to comply with certain notification obligations under the RTA. These notification obligations include, among others, annual filings evidencing ownership of the contributed shares on each of the first seven anniversaries of the contribution. The notification obligations end at the earlier of: (i) the end of the seven-year term and (ii) the time the Founders have sold all their remaining shares in trivago N.V. Failure by the Founders to comply with these notification obligations may result in a taxable gain for trivago N.V., 5% of such capital gain would be subject to German corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax at the applicable local tax rate of around 16% currently on the level of trivago N.V.

Also, in case a Founder exercises its put option granted under the IPO Structuring Agreement to exchange at book value shares of trivago GmbH/AG/SE for Class A shares or Class B shares of trivago N.V., the shares received by trivago N.V. in such share exchange by the respective Founder would be subject to a seven-year review period, during which the respective Founder will have to comply with the same notification obligations as described above. Accordingly, failure by the respective Founder to comply with these notification obligations may result in a taxable gain for trivago N.V. 5% of such capital gain would be subject to German corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax at the applicable local tax rate of around 16% currently at the level of trivago N.V. However, no notification obligation needs to be fulfilled (and no related tax risk for trivago N.V. arises) in case the respective Founder immediately sells all of its trivago N.V. shares or ADSs, as applicable, received in the share exchange.

Furthermore, the expenses we incur relating to the measures described herein may be regarded as incurred for the benefit of our shareholders. In such case, tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of up to 26.375% on respective amounts.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since incorporation we intend to have, on a continuous basis, our place of effective management in Germany. We will therefore be a tax resident of Germany under German national tax law. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch national tax law. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should be tax resident solely in Germany for the purposes of the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012.

The applicable tax laws or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in us becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our ADS price and trading volume to decline.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Upon the completion of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of share capital and articles of association—Comparison of Dutch corporate law and our articles of association and U.S. corporate law.”

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

Upon the completion of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap) and will be subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ.

The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands whether they comply with the provisions of the Dutch Corporate Governance Code. If they do not comply with those provisions (e.g., because of a conflicting U.S. requirement), the company is required to give the reasons for such non-compliance. We do not comply with all the best practice provisions of the Dutch Corporate Governance Code.

See “Description of share capital and articles of association—Dutch Corporate Governance Code.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code.

U.S. investors may have difficulty enforcing civil liabilities against us or members of our management board and supervisory board.

We are incorporated in the Netherlands. Most members of our management board and supervisory board are non-residents of the United States. The majority of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our management board and supervisory board, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our management board and supervisory board, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively. See “Enforcement of civil liabilities.”

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings (which will be replaced by Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.

Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in our management board and supervisory board. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B shares owned by Expedia and our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provision in our articles of association which provides that certain shareholder decisions can only be passed if proposed by our management board.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs.

Based on the anticipated market price of our ADSs in this offering, the expected market price of our ADSs following this offering and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material tax considerations—Material U.S. federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs.

About this prospectus

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago GmbH, travel B.V. and trivago N.V., and their respective consolidated subsidiaries, as applicable. See “Corporate structure—Corporate reorganization.”

Presentation of financial and other information

Our financial statements included in this prospectus are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars, and all references to “€” and “euros,” mean euros, unless otherwise noted. The exchange rate calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859 and as of September 30, 2016 was €1.00 = $1.1238. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

We have historically conducted our business through trivago GmbH, and therefore our historical financial statements present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. Prior to the completion of this offering, we will effect the pre-IPO corporate reorganization and transactions described in “Corporate structure—Corporate reorganization—pre-IPO corporate reorganization,” pursuant to which travel B.V. will be converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited company (naamloze vennootschap) under Dutch law, pursuant to a deed of amendment and conversion, and our corporate name will be changed to trivago N.V. Following the pre-IPO corporate reorganization, trivago N.V. will be the holding company of trivago GmbH and the historical consolidated financial statements of trivago GmbH included in this Registration Statement will become the historical consolidated financial statements of trivago N.V.

The historical financial statements of trivago GmbH and its controlled subsidiaries make reference to the members’ equity as trivago GmbH Class A units and trivago GmbH Class B units. The equity of a GmbH is not unitized into shares under German corporate law. However, pursuant to the company’s articles of association, we unitized members’ equity into trivago GmbH Class A units and Class B units, with each trivago GmbH Class B unit having 1/1,000 of the voting rights of a trivago GmbH Class A unit.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

•	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

•	our use of the net proceeds from the sale of ADSs by us in this offering;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	our development of new products and services;

•	our ability to increase the number of visits to our hotel search platform and referrals to our advertisers;

•	our ability to attract and maintain relationships with advertisers and increase the number of hotels on our marketplace;

•	the growth in the usage of our mobile devices and our ability to successfully monetize this usage;

•	our ability to receive a positive tax ruling and complete the post-IPO merger; and

•	the effect of the corporate reorganization.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk factors” and the following:

•	our ability to effectively manage our growth;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on technology;

•	the effect of the corporate reorganization;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Market and industry data

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as Phocuswright Inc., or Phocuswright. We have estimated the size of our global market utilizing data derived from publicly available Phocuswright data. We define our global market as comprising the United States, Western Europe, APAC and the Middle East. We have included data from the following Phocuswright reports: the Asia Pacific Online Travel Overview Eighth Edition, October 2015, or the APAC Phocuswright Report; the European Online Travel Overview Eleventh Edition, January 2016, or the European Phocuswright Report; the Middle East Online Travel Overview Second Edition, August 2015, or the Middle East Phocuswright Report; the U.S. Online Travel Overview Fifteenth Edition, January 2016, or the U.S. Phocuswright Report; the U.S. Online Travel Overview Eleventh Edition Market Data Sheet, January 2012; the Asia Pacific Online Travel Overview Fifth Edition, August 2012; the Middle East Online Travel Overview First Edition, March 2013; and the European Online Travel Overview Seventh Edition Market Data Sheet, January 2012. We collectively refer to these reports as the Phocuswright Data. We have also included global online hotel market data from Phocuswright’s Global Online Travel Overview Third Edition, July 2014 and related data separately provided by Phocuswright in August 2016, which we collectively call the Global Online Travel Overview, as well as data from the Phocuswright U.S. Consumer Travel Report Eighth Edition June 2016, which we call the Phocuswright Consumer Travel Report, and the Phocuswright U.S. Travel Advertising Marketplace: Industry Sizing and Trends 2015, June 2014, which we call the Phocuswright U.S. Travel Advertising Marketplace Report. References to “our research” are references to publicly available information except as otherwise indicated.

Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the industry, market and competitive information included in this prospectus is reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus as well as risk due to a variety of factors, including those described under “Risk factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

Trademarks, service marks and trade names

We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Exchange rates

We maintain our books and records in euros, and our reporting currency is in euros. In this prospectus, translations of euro amounts into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859 and as of September 30, 2016 was €1.00 = $1.1238. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ADSs. The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

(U.S. dollar per €)	Period-end	Average for period	Low	High

Year ended December 31:
2010	1.3269	1.3262	1.1959	1.4536
2011	1.2973	1.3931	1.2926	1.4875
2012	1.3186	1.2859	1.2062	1.3463
2013	1.3779	1.3281	1.2774	1.3816
2014	1.2101	1.3297	1.2101	1.3927
2015	1.0859	1.1096	1.0524	1.2015

Month ended:
January 31, 2016	1.0832	1.0855	1.0743	1.0964
February 29, 2016	1.0868	1.1092	1.0868	1.1362
March 31, 2016	1.1390	1.1134	1.0845	1.1390
April 30, 2016	1.1441	1.1346	1.1239	1.1441
May 31, 2016	1.1135	1.1312	1.1135	1.1516
June 30, 2016	1.1032	1.1232	1.1024	1.1400
July 31, 2016	1.1168	1.1055	1.0968	1.1168
August 31, 2016	1.1146	1.1207	1.1078	1.1334
September 30, 2016	1.1238	1.1218	1.1158	1.1271
October 31, 2016	1.0962	1.1014	1.0866	1.1212

November 2016 (through November 4, 2016)	1.1121	1.1094	1.1042	1.1121

Corporate structure

Corporate reorganization

travel B.V. is a newly formed Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). Prior to completion of this offering, travel B.V. will be converted under Dutch law into a public limited company (naamloze vennootschap) pursuant to a deed of amendment and conversion. The legal effect of the conversion on travel B.V. under Dutch law will be limited to the change in the legal form. travel B.V. will neither be dissolved nor wound up, but will continue its existence as the same legal entity with a new legal form. As of the moment of conversion, it will be renamed trivago N.V.

trivago N.V. will act as a holding company of trivago GmbH, the historical operating company of the trivago group. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago GmbH, travel B.V. and trivago N.V., and their respective consolidated subsidiaries, as applicable.

Pre-IPO corporate reorganization

As of September 30, 2016, prior to the completion of this offering and the contributions described in this paragraph, Expedia owned 63.5% and the Founders owned 36.5%, in aggregate, of the share capital of trivago GmbH. Prior to the completion of this offering, Expedia will contribute all of its shares in trivago GmbH to travel B.V. in a capital increase in exchange for newly issued Class B shares of travel B.V., to be converted into Class B shares of trivago N.V. The Founders will contribute              shares of trivago GmbH, representing         % of their aggregate shareholding in trivago GmbH, to travel B.V. in a capital increase in exchange for newly issued Class A shares of travel B.V., to be converted into Class A shares of trivago N.V. (which subsequently will be exchanged for ADSs that will be sold in this offering). As a result of these contributions,         % of the shares and         % of the voting power in travel B.V. will be held by Expedia and         % of the shares and         % of the voting power in travel B.V. will be held by the Founders, whereas         % of the shares of trivago GmbH will be held by travel B.V. and         % of the shares of trivago GmbH will be held by the Founders. The following chart depicts our corporate structure upon the conversion of travel B.V. into a public limited company (naamloze vennootschap), the completion of this offering and the contributions described in this paragraph.

We refer to the foregoing transactions as the pre-IPO corporate reorganization.

Post-IPO corporate reorganization

As promptly as practicable, trivago GmbH and each of the Founders will submit requests for a tax ruling from the German tax authorities in connection with a plan to simplify our corporate structure upon completion of this offering. The tax ruling request from the company will request a decision from the German tax authorities with respect to, inter alia, the (i) application of the German Reorganization Tax Act (RTA – Umwandlungssteuergesetz) to the post-IPO merger (as defined below); and (ii) fulfilment of the specific requirements under sec. 11 par. 2 RTA, in particular, that the transferred assets will still be subject to German corporate income tax and that Germany is not precluded or limited in exercising its rights to tax any capital gains from the disposal of those assets at the level of trivago N.V. as a result of the post-IPO merger. The tax ruling request of the Founders will request a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA - Umwandlungssteuergesetz) to the post-IPO merger (as defined below); and (ii) the fulfillment of the specific requirements under sec. 13 par. 2 RTA for a tax free exchange by the Founders of their shares. We believe that the relevant governmental authorities typically issue rulings such as the one described above within two to four months after a request is submitted. There is no guarantee, however, that the ruling to be requested by trivago GmbH and each of the Founders will be issued within this time (or at all), and such a ruling may take considerably longer. If we and each of the Founders receive a positive tax ruling (and/or certain other conditions are met, as described more fully in the IPO Structuring Agreement, see “Related party transactions—Relationship with Expedia—IPO Structuring Agreement”), we intend to consummate a transaction pursuant to which trivago GmbH will be merged with and into trivago N.V. (which we refer to as the post-IPO merger) and the Founders will effectively exchange all of their shares of trivago GmbH remaining after the pre-IPO corporate reorganization for Class B shares of trivago N.V. The following chart depicts our corporate structure if we are able to complete the post-IPO merger:

If trivago GmbH and each of the Founders do not receive a favorable ruling from the German tax authorities with respect to the matters described above, or if trivago GmbH and each of the Founders do not receive a ruling within twelve months after the completion of this offering (and in each case certain other conditions are not met, as described more fully in the IPO Structuring Agreement, see “Related party transactions—Relationship with Expedia—IPO Structuring Agreement”), it is expected that trivago GmbH will not consummate the post-IPO merger. Instead, trivago GmbH will change its legal form first into a stock corporation (Aktiengesellschaft) and then into a European public limited liability company (Societas Europaea) which we refer to as the SE structure. Following the change of legal form, the Founders will hold       % of the shares of trivago SE and each Founder will have the unilateral right to contribute all or some of such shares to trivago N.V. in exchange for Class A shares or Class B shares of trivago N.V.

The following chart depicts our expected corporate structure after this offering if we consummate the SE structure (i.e., if we do not consummate the post-IPO merger):

We refer to the foregoing transactions as the post-IPO corporate reorganization. Expedia and the Founders will agree to determine how to proceed with the post-IPO corporate reorganization within twelve months of the completion of this offering, and it is expected that any decision will be implemented no later than four months thereafter. Even if favorable tax rulings are received, Expedia and the Founders may choose to consummate the SE structure rather than the post-IPO merger. For a description of certain potential tax effects of the corporate reorganization, see “Risk factors—Tax risks related to the corporate reorganization.”

The offering

Only ADSs representing trivago N.V. Class A shares will be sold to investors pursuant to this offering. Immediately following the completion of this offering, there will be          shares in our share capital issued and outstanding, which consist of Class A shares issued and outstanding (or          Class A shares if the underwriters exercise in full their option to purchase additional ADSs from the Selling Shareholders) and          Class B shares issued and outstanding. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $         .

Following (i) the completion of the pre-IPO reorganization and the completion of this offering and (ii) assuming the completion of the post-IPO merger and an offer price of $             per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, the ownership of trivago N.V. will be as follows:

	Following the completion of the pre-IPO corporate reorganization				Assuming the completion of the post-IPO merger
	Assuming the underwriters’ option to purchase additional ADSs is not exercised:		Assuming the underwriters’ option to purchase additional ADSs is exercised in full:		Assuming the underwriters’ option to purchase additional ADSs is not exercised:		Assuming the underwriters’ option to purchase additional ADSs is exercised in full:
	Class A Shares	Class B shares	Class A Shares	Class B shares	ADSs representing Class A Shares	Class B shares	ADSs representing Class A Shares	Class B shares
Expedia	%	%	%	%	%	%	%	%
Rolf Schrömgens	—(1)	%	%	%	%	%	%	%
Peter Vinnemeier	—(1)	%	%	%	%	%	%	%
Malte Siewert	—(1)	%	%	%	%	%	%	%
Free float	%	%	%	%	%	%	%	%

Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Following the completion of this offering, Messrs. Schrömgens, Vinnemeier and Siewert will own %, % and % of noncontrolling interests in trivago GmbH. Assuming the completion of the post-IPO merger, the Founders’ noncontrolling interests will be converted into Class B shares of trivago N.V.

If the SE structure is implemented in lieu of the post-IPO merger, the founders will hold shares of trivago SE and not trivago N.V. and thus Messrs. Schrömgens, Vinnemeier and Siewert will own     %,     % and     % of noncontrolling interests in trivago SE, respectively.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             , assuming an initial public offering price per ADS of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of this offering that are payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the underwriting discounts and commissions and estimated expenses, by $            , assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of            ADSs in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $            million, assuming no change in the assumed initial public offering price per ADS.

We will not receive any proceeds from the sale of ADSs by the Selling Shareholders. The Selling Shareholders will receive all of the proceeds from their sales of their ADSs in this offering, after commissions payable to the underwriters and the offering expenses payable by the Selling Shareholders.

The principal reasons for this offering are to increase our financial flexibility, increase our public profile and awareness, create a public market for the ADSs and to facilitate our future access to public equity markets. We have not quantified or allocated any specific portion of the net proceeds to us or range of the net proceeds to us for any particular purpose. We anticipate that we will use the net proceeds we receive from this offering for general corporate purposes, including to fund investments in technology, for working capital to fund our growth strategies described elsewhere in this prospectus and to pursue strategic acquisitions, although we have no agreements, commitments or understandings with respect to any such transaction.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk factors.” Accordingly, our management board and supervisory board will have broad discretion in deploying the net proceeds of this offering.

Pending their use, we plan to hold the net proceeds from this offering in cash and cash equivalents.

Dividend policy

We do not anticipate paying any dividends on our Class A shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Under Dutch law, we may only pay dividends to the extent that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our management board (in some instances, subject to approval by a Founder), and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board deems relevant.

After the completion of this offering, but prior to the consummation of the post-IPO merger, the Founders and Expedia have agreed, pursuant to the IPO Structuring Agreement, to effect a one-time dividend payment in respect of fiscal year 2016 in the amount of €0.5 million, which shall be paid to the unit holders of record of trivago GmbH prior to the consummation of the post-IPO merger.

For information regarding the German withholding tax applicable to dividends and related U.S. refund procedures, see “Material tax considerations—German taxation—German taxation of ADS holders.” and “Risk factors—Risks related to ownership of our Class A shares and ADSs—Any dividends paid by us may be subject to German withholding tax.”

Capitalization

The table below sets forth our cash, redeemable non-controlling interest and capitalization as of September 30, 2016, which is derived from our audited financial statements included elsewhere in this prospectus:

•	on an actual basis;

•	on a pro forma basis to give effect to the pre-IPO corporate reorganization, assuming the underwriters’ option to purchase additional ADSs is not exercised;

•

on a pro forma adjusted basis to give further effect to the issuance and sale of                 ADSs in this offering at the assumed initial public offering price of $                 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	on a post-merger pro forma adjusted basis to give further effect to the post-IPO merger.

Investors should read this table in conjunction with our audited financial statements included in this prospectus as well as “Use of proceeds,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.” There have been no significant adjustments to our capitalization since September 30, 2016.

	As of September 30, 2016
(in millions)	Actual	Pro Forma	Pro Forma Adjusted(1)(2)(3)	Post-merger Pro Forma Adjusted
Cash	€4.2	€	€	€

Redeemable noncontrolling interest	€2.1	€	€	€

Total debt	—
Equity:
Subscribed capital:(4)(5)	0.0
Class A shares, €0.06 nominal value: no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares pro forma as adjusted; and shares post-IPO pro forma as adjusted	—
Class B shares, €0.60 nominal value: no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares pro forma as adjusted; and shares post-IPO pro forma as adjusted	—
Reserves	696.9
Contribution from parent	120.9
Accumulated other comprehensive income (loss)	(0.0)
Retained earnings (accumulated deficit)	(180.1)

Total equity attributable to trivago GmbH	637.7

Noncontrolling interests(6)	—				—

Total equity	637.7
Total capitalization	€637.7	€	€	€

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately € million ($ million), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately € million ($ million), assuming no change in the assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.
(2)	This reflects the impact of the one time, €0.5 million trivago GmbH dividend to its unit holders, of which % is contributed to trivago N.V. and % is paid to the noncontrolling interest, thus resulting in a € cash outflow to trivago N.V. on a consolidated basis. See “Dividend policy.”
(3)	In the event the post-IPO merger is not consummated, the Founders will hold shares of trivago SE, representing an aggregate noncontrolling interest of % in the aggregate. Accordingly, our capitalization after the implementation of the SE structure would be equivalent to our pro forma adjusted capitalization upon completion of this offering. The Founders will have the right, pursuant to the IPO Structuring Agreement, to contribute shares of trivago SE to trivago N.V. in exchange for our Class A shares or Class B shares, which would reduce the related noncontrolling interest, and can thereafter sell such shares from time to time. See “Related party transactions—IPO Structuring Agreement.”
(4)	The Selling Shareholders will sell ADSs representing all of the Class A shares held by them following the pre-IPO corporate reorganization in this offering. Following the pre-IPO corporate reorganization, Messrs. Schrömgens, Vinnemeier and Siewert will own %, % and % of trivago GmbH, which will be a subsidiary of trivago N.V. In connection with the post-IPO merger, the Founders’ interests in trivago GmbH will be exchanged for newly issued Class B shares of trivago N.V. See “Corporate structure—Corporate reorganization.”
(5)	There will be Class A shares issued and outstanding upon completion of this offering. In addition to the Class B shares reserved for issuance to the Founders in connection with the post-IPO merger, Class A shares are reserved for issuance in connection with options for Class A shares held by employees upon completion of this offering as well as Class A shares reserved for issuance under the 2016 Omnibus Incentive Plan. The number of our Class A shares shown as outstanding in the table above excludes, after giving effect to the corporate reorganization and transactions described in “Corporate structure—Corporate reorganization,” Class A shares issuable upon the exercise of share options outstanding as of September 30, 2016 at a weighted average exercise price of € ($ ) per ADS.
(6)	The pre-IPO corporate reorganization will result in % of noncontrolling interest in trivago GmbH for shareholders of trivago N.V. (the direct holding company of trivago GmbH). The post-IPO merger will result in the conversion of the Founders’ trivago GmbH Class A units to Class B shares of trivago N.V., which will result in the elimination of the noncontrolling interest.

Dilution

Offering-related dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering.

Our pro forma net tangible book value at September 30, 2016 was $             million (€             million), corresponding to a net tangible book value of $             per ADS (€             per ADS). Our pro forma net tangible book value per ADS represents the amount of our total assets less our total liabilities, excluding goodwill and intangible assets, net, divided by the total number of our shares outstanding at September 30, 2016, after giving effect to the pre-IPO corporate reorganization.

After giving effect to the sale by us of              ADSs in this offering at the assumed initial public offering price of $             per ADS (€             per ADS), which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2016 would have been approximately $             million (€             million), representing $             per ADS (€             per ADS). This represents an immediate increase in pro forma net tangible book value of $             per ADS ( €             per ADS) to existing shareholders and an immediate dilution in net tangible book value of $             per ADS (€             per ADS) to new investors purchasing ADSs in this offering at the assumed initial public offering. Dilution per ADS to new investors is determined by subtracting pro forma as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADSs paid by new investors.

Because the Class A shares and Class B shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding shares, including Class A shares and Class B shares.

The following table illustrates this dilution to new investors purchasing ADSs in this offering.

Assumed initial public offering price	$		€
Pro forma net tangible book value per ADS
Increase in net tangible book value per ADS attributable to this offering
Pro forma as adjusted net tangible book value per ADS
Dilution per ADS to new investors
Percentage of dilution in net tangible book value per ADS for new investors		%		%

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS (€             per ADS), which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $             per ADS (€             per ADS) and the dilution per ADS to new investors in the offering by $             per ADS (€             per ADS), assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales by the Selling Shareholders in this offering will reduce the number of Class A shares held by such shareholders to                     , or approximately         % of the total number of Class A shares outstanding after the completion of this offering.

Post-IPO merger related-dilution

Upon completion of the post-IPO merger, there will be an immediate dilution in pro forma as adjusted net tangible book value of $     per ADS (€     per ADS) to investors holding Class A shares purchased in connection with this initial public offering, which results in a pro forma as adjusted net tangible book value of $     per ADS (€     per ADS). Pro forma as adjusted net tangible book value represents the amount of our as adjusted pro forma total tangible assets less our as adjusted pro forma total liabilities after giving further effect to (i) the exchange of all shares in trivago GmbH held by the Founders to trivago N.V. for newly issued Class B shares in connection with the post-IPO merger or (ii) the contribution of all shares in trivago GmbH held by the Founders to trivago N.V. in exchange for newly issued Class B shares.

In the event that the post-IPO merger cannot be consummated and the SE structure is consummated, there will be no immediate dilutive effect to investors in trivago N.V., however, if and when the Founders exercise their put rights, there may be dilutive effects to net tangible book value per ADS. See “Corporate structure” and “Related party transactions—Relationship with Expedia—IPO Structuring Agreement.”

Selected consolidated financial data

The following consolidated statement of operations and balance sheet data for the fiscal years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited financial data for the nine months ended September 30, 2015 and 2016 has been derived from our condensed consolidated financial statements included elsewhere in this prospectus. See “Presentation of financial and other information.”

The following table also contains translations of euro amounts into U.S. dollars as of and for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859 and as of September 30, 2016 was €1.00 = $1.1238. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future period.

	Year ended December 31,			Nine months ended September 30,
(in millions, except share and per share data)	2014	2015	2015	2015	2016	2016
	(unaudited)			(unaudited)

Consolidated statement of operations:
Revenue	€209.1	€298.9	$324.6	€239.4	€378.7	$425.6
Revenue from related party	100.2	194.2	210.9	154.4	206.3	231.8

Total revenue	309.3	493.1	535.5	393.8	585.0	657.4
Costs and expenses:
Cost of revenue, including related party(1)	1.4	2.9	3.1	2.0	3.1	3.5
Selling and marketing(1)	286.3	461.3	501.0	383.5	538.1	604.7
Technology and content(1)	15.4	28.7	31.2	20.9	40.6	45.6
General and administrative(1)	6.5	18.1	19.7	12.4	42.2	47.4
Amortization of intangible assets	30.0	30.0	32.6	22.5	11.3	12.7

Operating income (loss)	(30.3)	(47.9)	(52.1)	(47.5)	(50.3)	(56.5)
Other income (expense):
Interest expense	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Other, net	(1.4)	(2.7)	(2.9)	(0.7)	0.5	0.6

Total other income (expense), net	(1.4)	(2.8)	(3.0)	(0.8)	0.4	0.5
Income (loss) before income taxes	(31.7)	(50.7)	(55.1)	(48.3)	(49.9)	(56.0)
Expense (benefit) for income taxes	(8.6)	(11.3)	(12.3)	(10.9)	1.6	1.8

Net loss	(23.1)	(39.4)	(42.8)	(37.4)	(51.5)	(57.8)
Net income attributable to noncontrolling interests	—	0.3	0.3	0.1	0.5	0.6

Net loss attributable to trivago GmbH	€(23.1)	€(39.1)	$(42.5)	€(37.3)	€(51.0)	$(57.2)

Pro forma basic and diluted earnings per share(2)

Key performance indicator
Adjusted EBITDA(3)	€3.5	€(1.1)	$(1.2)	€(13.4)	€16.3	$18.3

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,			Nine months ended September 30,
(in millions)	2014	2015	2015	2015	2016	2016
			(unaudited)	(unaudited)
Cost of revenue, including related party	€—	€0.2	$0.2	€0.2	€0.7	$0.8
Selling and marketing	1.1	3.4	3.7	2.4	10.4	11.7
Technology and content	1.2	4.5	4.9	3.3	15.3	17.2
General and administrative	€0.1	€6.0	$6.5	€3.9	€25.6	$28.8

(2)	Information to be provided prior to the completion of this offering regarding our conversion to a Dutch public limited company (naamloze vennootschlap). Refer to “Corporate structure—Corporate reorganization” for a description of the change in capital structure to be consummated upon completion of this offering.
(3)	We define adjusted EBITDA as net loss plus: (1) benefit (provision) for income taxes; (2) total other income (expense), net; (3) depreciation of property and equipment, including amortization of internal use software and website development; (4) amortization of intangible assets; and (5) share-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Year ended December 31,			Nine months ended September 30,
(in millions) (unaudited)	2014	2015	2015	2015	2016	2016
Net loss	€(23.1)	€(39.4)	$(42.8)	€(37.4)	€(51.5)	$(57.9)

Expense (benefit) for income taxes	(8.6)	(11.3)	(12.3)	(10.9)	1.6	1.8

Income (loss) before income taxes	(31.7)	(50.7)	(55.1)	(48.3)	(49.9)	(56.1)

Add/(less):
Interest expense	0.0	0.1	0.1	0.1	0.1	0.1
Other, net(i)	1.4	2.7	2.9	0.7	(0.5)	(0.6)

Operating income (loss)	(30.3)	(47.9)	(52.1)	(47.5)	(50.3)	(56.6)

Add:
Depreciation	1.4	2.7	2.8	1.8	3.3	3.8
Amortization of intangible assets	30.0	30.0	32.6	22.5	11.3	12.7

EBITDA	1.1	(15.2)	(16.6)	(23.2)	(35.7)	(40.1)

Add:
Share-based compensation	2.4	14.1	15.3	9.8	52.0	58.4

Adjusted EBITDA	€3.5	€(1.1)	$(1.3)	€(13.4)	€16.3	$18.3

(i)	Consists primarily of foreign exchange gain/loss in the years ended December 31, 2014 and 2015, and for the nine months ended September 30, 2015 and 2016 and the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia.

Balance sheet data:

	As of December 31,			As of September 30,
(in millions)	2014	2015	2015	2016	2016
			(unaudited)	(unaudited)
Cash	€6.1	€17.6	$19.1	€4.2	$4.7
Total assets	750.8	760.3	825.6	808.4	908.5
Total current liabilities	16.0	72.0	78.2	84.6	95.1
Retained earnings (accumulated deficit)	(90.0)	(129.2)	(140.3)	(180.1)	(202.4)
Total members’ equity	€664.6	€622.3	$675.8	€637.7	$716.6

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected consolidated financial data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

In November 2016, travel B.V. was organized under the laws of the Netherlands to become the holding company of trivago GmbH in connection with this offering. Prior to the completion of this offering, we will change our corporate form from a Dutch private company with limited liability (besloten venootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change our corporate name from travel B.V. to trivago N.V. Please see “Corporate structure—Corporate reorganization—pre-IPO corporate reorganization.” travel B.V. has engaged in activities incidental to its formation, the corporate reorganization and this offering of our ADSs. Accordingly, financial information for travel B.V. and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the pre-IPO corporate reorganization would not be meaningful and are not presented. Following the pre-IPO corporate reorganization, trivago N.V. will be the holding company of trivago GmbH and the historical financial statements of trivago GmbH included in this Registration Statement will become the historical consolidated financial statements of trivago N.V.

Overview

trivago is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers. In the twelve months ended September 30, 2016, we tracked approximately 1.4 billion visits to our websites and apps, resulting in 487 million qualified referrals, and offered access to approximately 1.3 million hotels in over 190 countries.

Our brand positions us as a key starting point for travelers searching for their ideal hotel. Our fast and intuitive hotel search platform enables travelers to find their ideal hotel by matching individual traveler preferences with detailed hotel characteristics such as price, location, availability, amenities and ratings, across a vast supply of global hotels.

Our hotel search platform can be accessed globally via 55 localized websites and apps in 33 languages. Users search our platform on desktop and mobile devices using a familiar user interface for a consistent user experience.

trivago was conceived by graduate school friends Rolf Schrömgens, Peter Vinnemeier and Stephan Stubner and incorporated in 2005. Mr. Stubner left the company in 2006 and another graduate school friend, Malte Siewert, joined the founding team. Between 2006 and 2008, several investors invested €1.4 million in trivago. In 2010, Insight Venture Partners acquired 27.3% of the equity ownership of trivago for €42.5 million. Expedia acquired 63.0% of the equity ownership in trivago in 2013, purchasing all outstanding equity not held by founders or employees of trivago for €477 million and subscribing for a certain number of newly issued shares. Expedia subsequently increased its shareholdings slightly in the second quarter of 2016 through the purchase of shares held by certain employees who had previously exercised stock options.

Although most of our growth has been organic, we have made the following small strategic acquisitions:

•	In December 2014, we acquired Rheinfabrik, an Android and iOS app development business, for a total purchase consideration of €1.0 million in cash;

•

In July 2015, we acquired 61.3% of the interest in myhotelshop, an online marketing manager for hotels, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition; and

•	In August 2015, we acquired 52.3% of the equity of base7, a cloud-based property management service provider, for total purchase consideration of €2.1 million in cash.

Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and the Rest of World. The change from one to three reportable segments was the result of a management reorganization to more effectively manage the business. This reorganization was performed to align the management of the business to our focus on unique market opportunities and competitive dynamics inherent within each of the operating segments. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries. Segment revenue is comprised entirely of referral revenue. Other revenue is included in Corporate and eliminations, along with all corporate functions and expenses except for direct advertising.

We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is return on advertising for each of our segments, which compares cost per click revenues to advertising spend.

Key factors affecting our financial condition and results of operations

How we earn and monitor revenue

We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our referral revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, although such subscription fees do not represent a significant portion of our revenue.

Key metrics we use to monitor our revenue include return on advertising spend, or ROAS, the number of qualified referrals we make and the revenue we earn for each qualified referral, or RPQR. Our total revenue for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016 was €309.3 million, €493.1 million, €393.8 million and €585.0 million, respectively. Our referral revenue for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016 was €309.2 million, €490.2 million, €392.3 million and €579.3 million, respectively.

Return on advertising spend

We track the ratio of our referral revenue to our advertising expenses, or return on advertising spend. We believe that ROAS is an indicator of the effectiveness of our advertising. Our ROAS was 113.9% and 113.4% for the years ended December 31, 2014 and 2015, respectively, and 108.1% and 116.1% for the nine months ended September 30, 2015 and 2016, respectively. Our ROAS in the Americas, Developed Europe and the Rest of World was 90.4%, 129.5% and 91.7% for the year ended December 31, 2014, respectively, as compared to 101.5%,

133.2% and 86.6% for the year ended December 31, 2015, respectively. Our ROAS in the Americas, Developed Europe and the Rest of World was 96.2%, 125.8% and 85.2% for the nine months ended September 30, 2015, respectively, as compared to 113.6%, 130.6% and 87.7% for the nine months ended September 30, 2016, respectively. We believe the development of our ROAS among the reportable segments is primarily related to the different stages of development of our markets. Our ROAS in the Rest of World segment is impacted significantly by the number of markets in the segment, including markets that we have recently entered and thus require significant advertising spend to reach scale. Over time, as our markets continue to develop, we believe that we will experience further increases in the efficiency of our advertising spend and thus improvements in our average ROAS. Given that advertising expenses are the significant majority of our operating expenses, we believe this will have a direct impact on our adjusted EBITDA and operating margins.

Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.

Our ROAS by reportable segment for the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2015 and 2016 was as follows:

	Year ended December 31,		Nine months ended September 30,
(unaudited)	2014	2015	2015	2016
Americas	90.4%	101.5%	96.2%	113.6%
Developed Europe	129.5%	133.2%	125.8%	130.6%
Rest of World	91.7%	86.6%	85.2%	87.7%

Qualified referrals

We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.

Since a visitor may generate several referrals in a day, but typically intends to only make one booking on a given day, we track and monitor the number of qualified referrals from our platform. We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral. While we charge advertisers for every referral, we believe that the qualified referral metric is a helpful proxy for the number of unique visitors to our site with booking intent, which is the type of visitor our advertisers are interested in and which we believe supports bidding levels in our marketplace. We had 215.5 million, 334.6 million, 260.5 million and 413.1 million qualified referrals for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, respectively.

We believe the primary factors that drive our qualified referral development are the number of visits to our websites and apps, the booking intent of our visitors, the number of available hotels on our hotel search platform, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the usability of our websites and apps and the degree of customization of our search results for each visitor. Ultimately, we aim to increase the number of qualified referrals we generate by focusing on making incremental improvements to each of these parameters. In addition to continuously seeking to expand our number of relationships with hotel advertisers, we partner with such hotels to improve content, and we constantly test and improve the features of our websites and apps to improve the user experience, including our interface, site usability and personalization for each visitor.

The following table sets forth the number of qualified referrals for our reportable segments for the periods indicated:

	Year ended December 31,		Nine months ended September 30,
(in millions) (unaudited)	2014	2015	2015	2016
Americas	41.6	87.1	64.5	112.5
Developed Europe	150.0	183.7	147.8	204.2
Rest of World	23.9	63.8	48.2	96.4

Total	215.5	334.6	260.5	413.1

Revenue per qualified referral (RPQR)

We use average revenue per qualified referral, or RPQR, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:

RPQR = RPR x click-out rate

where

RPR = revenue per referral

click-out rate = referrals / qualified referrals

RPR is determined by the bids our advertisers submit on our marketplace. The bidding behavior of our advertisers is influenced by the rate at which our referrals result in bookings on the advertisers’ sites, or booking conversion, and the amount our advertisers obtain from referrals as a result of hotels booked on their sites, or booking value, and the degree to which advertisers are willing to share the overall booking value, or revenue share. We estimate booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace, and the consequent value generated from a referral, to determine the amount they are willing to bid. Generally, the higher the potential value generated by a qualified referral and the more competitive the bidding, the more an advertiser is willing to bid for its advertisement. In early 2015, we changed our marketplace mechanics by introducing hotel-level CPC bidding. The change provides more flexible pricing options that allow advertisers to determine their CPCs for each hotel, rather than choosing from a pre-determined selection of possible CPCs for each hotel. Our current mechanism gives our advertisers the flexibility to optimize their bidding strategy, which we believe leads to a more efficient marketplace.

RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize our users. For the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, RPQR was €1.43, €1.46, €1.51 and €1.40, respectively.

While changes in our geographic revenue mix can result in changes in RPR and the click-out rate, we have experienced a general underlying trend of increasing RPR and decreasing click-out rates, which we believe is due to product optimization (i.e., fewer clicks per user). Our goal is to increase user interaction with our websites and apps to improve the quality of our referrals and reduce the click-out rate, increasing the value to our advertisers.

We use RPQR to help us detect and analyze changes in market dynamics. Each of our segments is impacted by segment specific dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated (based on referral revenue):

	Year ended December 31,		Change	Nine months ended September 30,		Change
(unaudited)	2014	2015	% increase (decrease)	2015	2016	% increase (decrease)
Americas	€1.76	€1.97	11.9%	€2.13	€1.99	(6.9)%
Developed Europe	1.40	1.41	0.8%	1.41	1.35	(4.4)%
Rest of World	1.07	0.92	(13.9)%	0.95	0.83	(12.6)%

Total	1.43	1.46	2.1%	1.51	1.40	(6.9)%

The following tables set forth the percentage change period-on-period in each of the components of RPQR for our reportable segments for the periods indicated. Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

	Year ended December 31,	Nine months ended September 30,
% increase (decrease) in RPR (unaudited)	2014 - 2015	2015 - 2016
Americas	13.0%	3.7%
Developed Europe	8.3%	7.1%
Rest of World	(9.4)%	(1.4)%
Total	8.6%	4.4%

	Year ended December 31,	Nine months ended September 30,
% increase (decrease) in number of referrals (unaudited)	2014 - 2015	2015 - 2016
Americas	107.5%	56.6%
Developed Europe	14.0%	23.3%
Rest of World	153.3%	77.3%
Total	46.0%	41.5%

	Year ended December 31,	Nine months ended September 30,
% increase (decrease) in qualified referrals (unaudited)	2014 - 2015	2015 - 2016
Americas	109.6%	74.4%
Developed Europe	22.5%	38.1%
Rest of World	166.7%	100.1%
Total	55.3%	58.6%

	Year ended December 31,	Nine months ended September 30,
% increase (decrease) in click-out rate (unaudited)	2014 - 2015	2015 - 2016
Americas	(1.0)%	(10.2)%
Developed Europe	(6.9)%	(10.8)%
Rest of World	(5.0)%	(11.4)%
Total	(6.0)%	(10.8)%

Key factors of our growth

From 2010 to 2015, our revenue grew at a compound annual growth rate, or CAGR, of 90%, based on our revenue for such periods under German GAAP. There is no significant difference in the revenue recognition principles applicable to the company under German GAAP as compared to U.S. GAAP. Our revenue increased 48.6% for the nine months ended September 30, 2016 over 2015 and 59.4% for the year ended December 31, 2015 over 2014. The key factors affecting our growth include the following:

Advertising expense

In 2009, we began intensifying our marketing activities, primarily TV advertisements. For the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, we spent €271.4 million, €432.2 million, €362.8 million and €499.2 million on advertising, respectively, representing 87.7%, 87.6%, 92.1% and 85.3% of our total revenue for such periods. We believe that increasing brand awareness creates self-reinforcing value by resulting in a greater number of visits to our platform and referrals to our advertisers that encourage more OTAs and hotels to advertise their supply in our search results, which in turn makes our services more useful to users, further increasing the number of visits to our websites and apps and referrals to our advertisers. We believe that these investments contributed significantly to our revenue growth historically, although we expect deceleration in revenue growth rates in our more mature markets as our share in those markets increases and further advances in brand awareness become increasingly difficult and expensive to achieve. Increasing brand awareness and usage of our platform are important parts of our growth strategy, and at this time we expect to continue to invest in marketing at or in excess of current spend for the foreseeable future.

Global penetration

Our revenues from the Americas, Developed Europe and the Rest of World were 34.9%, 52.6% and 11.9% of our total revenue, respectively, for the year ended December 31, 2015 and were 38.2%, 47.2% and 13.6% of our total revenue, respectively, for the nine months ended September 30, 2016. We believe the relative growth in revenue across our reportable segments is primarily related to the different stages of development of our markets. We typically expect to have higher growth rates in newer markets than in markets where we have operated for a long time. We generate the most revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest brand awareness but relatively moderate growth. We expect our revenue in the Americas and the Rest of World to increase at a faster rate than revenue from the Developed Europe markets. We are focused on complementing our broad global footprint as we believe that global reach is important to our business. We continue to improve the localization of our websites and apps for each market in an effort to augment the user experience and to grow our user base globally. We invest heavily in marketing campaigns across our markets.

Mobile products

Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In June 2016, our revenue from mobile websites and apps exceeded our revenue from our desktop websites for the first time, which is consistent with an expected longer term shift towards mobile.

Visitors to our hotel search platform via mobile phone and tablet generally result in bookings for our advertisers at a lower rate than visitors to our platform via desktop. We believe this is due to a general difference in the usage patterns of mobile phones and tablets. We believe many visitors use mobile phones and tablets as part of their hotel search process, but prefer finalizing hotel selections and completing their bookings on desktop websites. This may be due in part to users generally finding the booking completion processes, including entering payment information, somewhat easier or more secure on a desktop than on a mobile device. We believe that over time and as more travelers become accustomed to mobile transactions, this sentiment may shift.

We have historically had, and currently have, a single bidding price structure for referrals from both desktop and mobile. We may choose to adopt a differentiated pricing model between mobile and desktop applications, which would likely lead to an increase in desktop revenue share, as the pricing for desktop applications would increase due to higher conversion rates, while the pricing for apps on mobile and tablets would likely decrease. We do not expect this to have a material impact on revenues, as long as there are sufficient active participants on both desktop and mobile to ensure our marketplace functions effectively, as we believe that the current bids advertisers place on our CPC-based bidding system reflect the overall efficacy of the combined desktop and mobile prices they receive.

We believe mobile websites and apps will continue to gain popularity, and we expect to continue to commit resources to improve the features, functionality and conversion rates of our mobile websites and apps.

Advertiser diversification and direct relationships with hotels

We generate most of our revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, ebookers and Venere, in the aggregate, accounted for 39% and 35% of our total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. The Priceline Group and its affiliated brands, Booking.com and, through 2015, Agoda, accounted for 27% and 43% of our total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. We believe that our business success in the long term will be enhanced by diversification among our advertisers, in particular by means of expanding our direct relationships with independent hotels and hotel chains and continuing to act as a platform that enables travelers to book at the lowest rate regardless of whether hotel rooms are offered by smaller and local OTAs or independent hotels or by the leading international brands.

Advertiser diversification allows us to improve the user experience by expanding the depth of our hotel offerings to facilitate price transparency as well as to improve the content quality, availability and usability of our advertisers’ offers, thereby increasing the value our users derive from our websites and apps. For example, some independent hotels and smaller hotel chains rely exclusively on their own websites and/or an OTA to distribute their offerings. Our engagement with such advertisers permits us to display an offer on behalf of that advertiser directly, making the offer accessible to our users, or increasing the number of offers if an accommodation was previously only available through an OTA. Direct engagement also permits an advertiser to have more control of the content and placement of its offer, since we are able to offer tools and assistance to optimize content and offer strategy on our marketplace. In addition, we recently began offering a booking engine product for our direct hotel relationships in order to make it easier for our users to book an accommodation online for an advertiser that did not otherwise have an online booking engine available.

We believe advertiser diversification could become more important if additional consolidation within the travel content marketplace occurs, as this could reduce the number of offers we have available on our platform for each hotel, which could, in certain geographies, cause our services to become less valuable to users. Correspondingly, with fewer bids for offers from a consolidated group of advertisers, our revenue per referral could decrease. We believe that as a result of the number of marketplace participants and the competition among various brands within consolidated OTAs, the impact of consolidation in our most relevant markets has historically been limited. Such markets have historically been sufficiently liquid to sustain competitive bid levels, such that if the top bidder leaves the platform, the next highest bidder moves into position to at least partially sustain our revenue. In less liquid geographies or if consolidation dynamics were to change, our initiative to connect hotels directly to our platform may mitigate, at least in part, a potential decrease in OTA marketplace participants. As of September 30, 2016, we had direct relationships with over 220,000 hotels, representing around 15% of the total number of hotels advertised on trivago.

Continued shift to online travel

The hotel distribution market has shifted towards online channels as consumers are increasingly using the Internet to book their travel. According to the Global Online Travel Overview, hotels have increased their online gross bookings through hotel websites and OTAs from $69 billion in 2010 to $127 billion in 2015, representing an increase from 22% to 33% of total gross bookings, respectively. This trend of increasing online penetration is consistent with growth in the online segment of the travel market, which is estimated to have grown by 10.3% from 2010 to 2015, compared to total travel market growth of 4.7% in the same period, which represented a 39% online penetration in 2015. In addition, there is a portion of corporate travel being booked online, which is not included in the online penetration numbers above.

We believe that due to increasing worldwide online penetration, the Internet will continue to facilitate consumers searching for, comparing and booking travel products, particularly given improvements in consumers’ ability to refine searches, compare destinations with better precision, view real-time pricing across real-time availability data and complete bookings. We will continue to adapt our user experience in response to a changing Internet environment and usage trends.

Results of operations

Comparison of nine months ended September 30, 2015 and 2016

The following tables set forth our results of operations for the periods presented in euros and as a percentage of revenue.

	Nine months ended September 30,		Change
(€ in millions) (unaudited)	2015	2016	Amount increase (decrease)	% increase (decrease)
Consolidated statement of operations:
Revenue	€239.4	€378.7	€139.3	58.2%
Revenue from related party	154.4	206.3	51.9	33.6%

Total revenue	393.8	585.0	191.2	48.5%
Costs and expenses:
Costs of revenue, including related party	2.0	3.1	1.1	55.0%
Selling and marketing	383.5	538.1	154.6	40.3%
Technology and content	20.9	40.6	19.7	94.3%
General and administrative, including related party	12.4	42.2	29.8	240.3%
Amortization of intangible assets	22.5	11.3	(11.2)	(49.8)%

Operating income (loss)	(47.5)	(50.3)	(2.8)	5.9%

Other income (expense):
Interest expense	(0.1)	(0.1)	(0.0)	—
Other, net	(0.7)	0.5	1.2	(171.4)%

Total other income (expense), net	(0.8)	0.4	1.2	(150.0)%
Income (loss) before income taxes	(48.3)	(49.9)	(1.6)	3.3%
Expense (benefit) for income taxes	(10.9)	1.6	12.5	114.7%

Net loss	(37.4)	(51.5)	(14.1)	37.7%
Net (income) loss attributable to noncontrolling interests	0.1	0.5	0.4	400.0%

Net loss attributable to trivago GmbH	€(37.3)	€(51.0)	€(13.7)	36.7%

	Nine months ended September 30,
(unaudited)	2015	2016
Consolidated statement of operations as a percent of revenue:
Revenue	60.8%	64.7%
Revenue from related party	39.2%	35.3%
Total revenue	100%	100%
Costs and expenses:
Costs of revenue, including related party	0.5%	0.5%
Selling and marketing	97.4%	92.0%
Technology and content	5.3%	6.9%
General and administrative, including related party	3.1%	7.2%
Amortization of intangible assets	5.7%	1.9%
Operating income (loss)	(12.1)%	(8.6)%

Other income (expense):
Interest expense	0.0%	0.0%
Other, net	(0.2)%	0.1%
Total other income (expense), net	(0.2)%	0.1%
Income (loss) before income taxes	(12.3)%	(8.5)%
Expense (benefit) for income taxes	(2.8)%	0.3%
Net loss	(9.5)%	(8.8)%
Net (income) loss attributable to noncontrolling interests	0.0%	0.1%
Net loss attributable to trivago GmbH	(9.5)%	(8.7)%

Revenue

Total revenue for the nine months ended September 30, 2016 was €585.0 million, representing an increase of €191.2 million, or 48.5%, compared to the nine months ended September 30, 2015. Revenue from related parties increased by €51.9 million, or 33.6%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, while revenue from third parties increased by €139.3 million, or 58.2%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Our total revenue in the nine months ended September 30, 2016 consisted of referral revenue of €579.3 million and other revenue of €5.7 million. Our total revenue in the nine months ended September 30, 2015 consisted of referral revenue of €392.3 million and other revenue of €1.5 million.

Referral revenue in the nine months ended September 30, 2016 increased by €187.0 million, or 47.7%, compared to the nine months ended September 30, 2015. This growth was primarily due to an increase of 58.6% in the number of qualified referrals in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

During the same period, RPQR decreased by €0.10, or 6.9%, as an increase in RPR of 4.4% period-on-period was offset by a significant decrease in the click-out rate. The decrease in RPQR was primarily due to the introduction of hotel-level CPC bidding and the change in the mechanics of the marketplace in early 2015. After a period of bidding adjustments and tests by our advertisers, which led to very high CPC bids, the marketplace adapted to the new bidding functionality during the course of 2016, which resulted in increased and more efficient bidding by our advertisers and higher customer value due to more competitive RPQR levels.

The breakdown of referral revenue by reportable segment is as follows:

	Nine months ended September 30,		Change
(€ in millions) (unaudited)	2015	2016	Amount increase (decrease)	% increase (decrease)
Americas	€137.6	€223.5	€85.9	62.5%
Developed Europe	209.1	276.1	67.0	32.0%
Rest of World	45.6	79.8	34.2	74.9%

Referral revenue in the Americas in the nine months ended September 30, 2016 increased by €85.9 million, or 62.5%, compared to the nine months ended September 30, 2015. Growth in revenue in the Americas was primarily due to an increase of 74.4% in the number of qualified referrals in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. This growth was significantly impacted by growth in the United States, where we focused our marketing activities to further develop our position in the market during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. During the same period, RPQR in the Americas decreased by €0.15, or 6.9%, even though RPR for the period increased by 3.7%. This was due to a decrease in the click-out rate of 10.2% for the period, a consequence of our product optimization, which typically leads to fewer referrals per qualified referral.

Referral revenue in Developed Europe in the nine months ended September 30, 2016 increased by €67.0 million, or 32.0%, compared to the nine months ended September 30, 2015. This growth was primarily due to an increase of 38.1% in the number of qualified referrals in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. During the same period, RPQR in Developed Europe decreased by €0.06, or 4.4%, even though RPR increased by 7.1% for the period due to a reduction in the click-out rate of 10.8% for the period.

Referral revenue in the Rest of World in the nine months ended September 30, 2016 increased by €34.2 million, or 74.9%, compared to the nine months ended September 30, 2015. This growth was primarily due to an increase of 100.1% in the number of qualified referrals in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. During the same period, RPQR in the Rest of World decreased by €0.12, or 12.6%, due to a decrease in RPR of 1.4% for the period and a decrease in the click-out rate of 11.4% for the period. Increased marketing in newer markets in our Rest of World segment, particularly in Japan, had a significant impact on our revenue growth in the segment for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Other revenue increased by €4.2 million, or 272.1%, primarily due to an increase in subscription revenue for Hotel Manager Pro.

Cost of revenue and expenses

Costs of revenue, including related party

Our cost of revenue consists primarily of our data center costs, salaries and share compensation for our data center operations staff and our customer service team. Costs of revenue, including from related party, was €2.0 million and €3.1 million for the nine months ended September 30, 2015 and 2016, respectively. Cost of revenues for the nine months ended September 30, 2016 increased by €1.1 million, or 55.0%, due to an increase in share-based compensation expense primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods. See Note 6—Share-based awards and other equity instruments in the notes to our unaudited condensed consolidated financial statements.

Selling and marketing

Selling and marketing consists of all selling and marketing related costs and is divided into advertising expense and other expenses.

Advertising expense consists of fees that we pay for our various marketing channels like TV, out-of-home advertising, radio, search engine marketing, search engine optimization, display and affiliate marketing, email marketing, online video, app marketing and content marketing.

Other selling and marketing expenses include research costs, production costs for our TV spots and other marketing material, as well as salaries and share-based compensation for our marketing, sales, hotel relations and country development teams.

	Nine months ended September 30,		Change
(€ in millions) (unaudited)	2015	2016	Amount increase (decrease)	% increase (decrease)
Advertising expense	€362.8	€499.2	€136.4	37.6%
% of total revenue	92.1%	85.3%
Other selling and marketing	18.3	28.5	10.2	55.7%
% of total revenue	4.6%	4.9%
Share-based compensation	2.4	10.4	8.0	333.3%
% of total revenue	0.6%	1.8%

Total selling and marketing expense	€383.5	€538.1	€154.6	40.3%

% of total revenue	97.4%	92.0%

Advertising expense for the nine months ended September 30, 2016 increased by €136.4 million, or 37.6%, compared to the nine months ended September 30, 2015, as we continued to invest in performance marketing and other advertising to increase our brand awareness in each of our three operating segments, the Americas, Developed Europe and the Rest of World. Other selling and marketing expenses for the nine months ended September 30, 2016 increased by €10.2 million or 55.7% compared to the nine months ended September 30, 2015 due to higher personnel expenses of €7.1 million primarily due to an increase in headcount from 365 employees as of September 30, 2015 to 526 employees as of September 30, 2016. Share-based compensation expenses increased by €8.0 million for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, which was primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods.

Technology and content

Technology and content expense is principally comprised of technology development, product development and content personnel and overhead, depreciation and amortization of technology assets including hardware, purchased and internally developed software and other costs (primarily licensing and maintenance expense).

	Nine months ended September 30,		Change
(€ in millions) (unaudited)	2015	2016	Amount increase (decrease)	% increase (decrease)
Personnel	€12.6	€16.6	€4.0	31.7%
Share-based compensation, net of capitalized internal-use software and website development costs	3.3	15.3	12.0	363.6%
Depreciation and amortization of technology assets	1.0	2.7	1.7	170.0%
Other	4.0	6.0	2.0	50.0%

Total technology and content	€20.9	€40.6	€19.7	94.3%

% of total revenue	5.3%	6.9%

Technology and content expense for the nine months ended September 30, 2016 increased by €19.7 million, or 94.3%, compared to the nine months ended September 30, 2015, primarily due to an increase of €12.0 million in share-based compensation expense driven by fluctuations in the fair value accounting treatment of liability-classified awards granted in prior periods, and an increase in personnel costs of €4.0 million to support key technology projects primarily for our corporate technology function which resulted in an increase in headcount from 383 employees as of September 30, 2015 to 491 employees as of September 30, 2016, respectively. See Note 6—Share-based awards and other equity instruments to our unaudited condensed financial statements. Additionally, depreciation and amortization of technology assets increased by €1.7 million and other overhead costs increased by €2.0 million.

General and administrative

General and administrative expense consists primarily of personnel-related costs, including those of our executive leadership, finance, legal and human resource functions, shared services costs calculated and allocated by Expedia, Inc. to us, and professional fees for external services including legal, tax and accounting, and other costs including rent, depreciation and other overhead costs.

	Nine months ended September 30,		Change
(€ in millions) (unaudited)	2015	2016	Amount increase (decrease)	% increase (decrease)
Personnel	€4.1	€6.6	€2.5	61.0%
Share-based compensation	3.9	25.6	21.7	556.4%
Related party shared services allocation	2.3	2.9	0.6	26.1%
Professional fees and other	2.1	7.1	5.0	238.1%

Total general and administrative, including related party	€12.4	€42.2	€29.8	240.3%

% of total revenue	3.1%	7.2%

General and administrative expense for the nine months ended September 30, 2016 increased by €29.8 million, or 240.3%, compared to the nine months ended September 30, 2015, primarily due to an increase of

€21.7 million of share-based compensation expense primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods and an increase in personnel costs of €2.5 million primarily related to an increase in headcount from 123 employees as of September 30, 2015 to 159 employees as of September 30, 2016. Professional fees and other increased by €5.0 million, a significant portion of which was due to an increase of €1.9 million in professional fees incurred primarily in conjunction with the preparation of the Registration Statement, of which this prospectus forms a part, including consolidated U.S. GAAP financial statements and related audits. Other factors contributing to the increase included escalating rent payments, including ground rent associated with the new corporate headquarters lease, higher overhead costs due to increased headcount, as well as increased expense related to depreciation and amortization. Further, we incurred increased related party shared services allocation expense of €0.6 million, a 26.1% increase, primarily attributable to an increase in legal costs.

Amortization of intangible assets

Amortization of intangible assets was €11.3 million in the nine months ended September 30, 2016, compared to €22.5 million in the nine months ended September 30, 2015 due to certain technology assets being fully amortized during the first quarter of 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia upon the acquisition of a majority stake in trivago GmbH in 2013 which were pushed down to trivago GmbH. The financial statements reflect Expedia’s basis of accounting due to this change in control in 2013.

Operating loss

Our operating loss was €50.3 million for the nine months ended September 30, 2016 compared to an operating loss of €47.5 million for the nine months ended September 30, 2015. The increased operating loss is primarily due to an increase of €136.4 million of advertising spend, €42.2 million in share-based compensation expense primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods, €13.5 million increase in personnel expense, €9.3 million increase in other costs primarily related to overhead, rent and software development, an increase in depreciation of €1.5 million and an increase of €0.6 million in the related party shared services allocation, offset primarily by an increase in revenue of €191.2 million period over period and a decline in amortization expense of €11.2 million.

Benefit for income taxes

	Nine months ended September 30,		Change
(€ in millions) (unaudited)	2015	2016	Amount increase (decrease)	% increase (decrease)
Expense (benefit) for income taxes	€(10.9)	€1.6	€12.5	114.7%
Effective tax rate	22.6%	(3.2)%

We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual tax rate in the interim period in which the change occurs, including discrete tax items. Our actual effective rate was 22.6% and (3.2)% for the nine months ended September 30, 2015 and 2016, respectively. The change in our effective tax rate for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was primarily driven by an increase in non-deductible share-based compensation expense, primarily driven by fluctuations in the fair value accounting treatment of liability classified awards in prior periods, which increased by €42.2 million, from €9.8 million in the nine months ended September 30, 2015 to €52.0 million for the nine months ended September 30, 2016.

Comparison of year ended December 31, 2014 and 2015

The following table sets forth our results of operations for the periods presented in euros and as a percentage of revenue.

	Year ended December 31,		Change
(€ in millions)	2014	2015	Amount increase (decrease)	% increase (decrease)
Consolidated statement of operations:
Revenue	€209.1	€298.9	€89.8	42.9%
Revenue from related party	100.2	194.2	94.0	93.8%

Total revenue	309.3	493.1	183.8	59.4%

Costs and expenses:
Costs of revenue, including related party	1.4	2.9	1.5	107.1%
Selling and marketing	286.3	461.3	175.0	61.1%
Technology and content	15.4	28.7	13.3	86.4%
General and administrative, including related party	6.5	18.1	11.6	178.5%
Amortization of intangible assets	30.0	30.0	0.0	0.0%

Operating income (loss)	(30.3)	(47.9)	(17.6)	(58.1)%

Other income (expense):
Interest expense	(0.0)	(0.1)	(0.1)	n.m.
Other, net	(1.4)	(2.7)	(1.3)	(92.9)%

Total other income (expense), net	(1.4)	(2.8)	(1.4)	(100.0)%
Income (loss) before income taxes	(31.7)	(50.7)	(19.0)	(59.9)%
Expense (benefit) for income taxes	(8.6)	(11.3)	(2.7)	(31.4)%

Net loss	(23.1)	(39.4)	(16.3)	(70.6)%
Net (income) loss attributable to noncontrolling interests	—	0.3	0.3	n.m.

Net loss attributable to trivago GmbH	€(23.1)	€(39.1)	€(16.0)	(69.3)%

	Year ended December 31,
	2014	2015
Consolidated statement of operations as a percent of revenue:
Revenue	67.6%	60.6%
Revenue from related party	32.4%	39.4%
Total revenue	100.0%	100.0%

Costs and expenses:
Costs of revenue, including related party	0.5%	0.6%
Selling and marketing	92.6%	93.6%
Technology and content	5.0%	5.8%
General and administrative, including related party	2.1%	3.7%
Amortization of intangible assets	9.7%	6.1%
Operating income (loss)	(9.8)%	(9.7)%

Other income (expense):
Interest expense	0.0%	0.0%
Other, net	(0.5)%	(0.5)%
Total other income (expense), net	(0.5)%	(0.5)%
Income (loss) before income taxes	(10.2)%	(10.3)%
Expense (benefit) for income taxes	(2.8)%	(2.3)%
Net loss	(7.5)%	(8.0)%
Net (income) loss attributable to noncontrolling interests	0.0%	0.1%
Net loss attributable to trivago GmbH	(7.5)%	(7.9)%

Revenue

Total revenue for year ended December 31, 2015 was €493.1 million, representing an increase of €183.8 million, or 59.4%, compared to the year ended December 31, 2014. Revenue from related parties for the year ended December 31, 2015 increased by €94.0 million, or 93.8%, compared to 2014 while revenue from third parties increased 42.9% for the same period, which the company believes is due to higher bidding for advertising on our marketplace in 2015 compared to 2014 by the Expedia, Inc. group of companies, in the aggregate.

Our total revenue in the year ended December 31, 2015 consisted of referral revenue of €490.2 million and other revenue of €2.8 million. Our total revenue in the year ended December 31, 2014 consisted of referral revenue of €309.2 million and other revenue of €0.2 million.

Referral revenue in the year ended December 31, 2015 increased by €181.1 million, or 58.6%, compared to 2014. This growth was primarily due to an increase of 55.3% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period, RPQR increased by 2.1% driven by a 8.6% increase in RPR for the period and a decrease in the click-out rate of 6.0% for the period. The introduction of hotel-level CPC bidding in early 2015 led to higher RPQRs due to advertisers placing higher bids. The decrease in the click-out rate of 6.0% was driven by product optimization.

The break down of referral revenue by reportable segment is as follows:

	Year ended December 31,		Change
(€ in millions)	2014	2015	Amount increase (decrease)	% increase (decrease)
Americas	€73.3	€171.9	€98.6	134.5%
Developed Europe	210.2	259.6	49.3	23.5%
Rest of World	25.6	58.8	33.2	129.6%

Referral revenue in the Americas in the year ended December 31, 2015 increased by €98.6 million, or 134.5%, compared to the year ended December 31, 2014. This growth was primarily due to an increase of 109.6% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period, RPQR in the Americas increased by €0.21, or 11.9%, compared to 2014. This increase was primarily driven by a 13.0% increase in RPR as the click-out rate decreased by only 1.0% for the period.

Referral revenue for Developed Europe in the year ended December 31, 2015 increased by €49.3 million, or 23.5%, compared to the year ended December 31, 2014. This growth was primarily due to an increase of 22.5% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period, RPQR in Developed Europe increased by €0.01, or 0.8%, and the RPR for the period increased by 8.3%. The increase in RPR was almost completely offset by a decrease in the click-out rate of 6.9% for the period, which we believe is a result of our product optimization.

Referral revenue for the Rest of World in the year ended December 31, 2015 increased by €33.2 million, or 129.6%, compared to the year ended December 31, 2014. This growth was primarily due to an increase of 166.7% in the number of qualified referrals in the year ended December 31, 2015 compared to 2014. During the same period, RPQR in the Rest of World decreased by €0.15, or 13.9%, which was primarily driven by a decrease in RPR of 9.4% and a decrease in the click-out rate of 5.0% for the period.

Cost of revenue and expenses

Costs of revenue, including related party

Costs of revenue, including from related party, was €1.4 million and €2.9 million for the years ended December 2014 and 2015, respectively. Cost of revenue for the year ended December 31, 2015 increased by €1.5 million or 107.1% due to a €1.0 million increase in personnel-related costs primarily driven by increases in share-based compensation expense of €0.2 million, and headcount from 10 employees as of December 31, 2014 to 21 employees as of December 31, 2015, respectively, and a €0.5 million increase in depreciation and maintenance of servers.

Selling and marketing

	Year ended December 31,		Change
(€ in millions)	2014	2015	Amount increase (decrease)	% increase (decrease)
Advertising expense	€271.4	€432.2	€160.8	59.2%
% of total revenue	87.7%	87.6%
Other selling and marketing	13.8	25.7	11.9	86.2%
% of total revenue	4.5%	5.2%
Share-based compensation	1.1	3.4	2.3	209.1%
% of total revenue	0.4%	0.7%

Total selling and marketing expense	€286.3	€461.3	€175.0	61.1%

% of total revenue	92.6%	93.6%

Selling and marketing expenses for the year ended December 31, 2015 increased by €175 million, or 61.1%, compared to the year ended December 31, 2014, primarily driven by an increase in marketing activities across all markets. Other selling and marketing expenses for the year ended December 31, 2015 increased

€11.9 million, or 86.2%, compared to the year ended December 31, 2014 due to higher personnel expenses primarily driven by increased headcount from 276 employees as of December 31, 2014 to 433 employees as of December 31, 2015. Share-based compensation expense increased €2.3 million, or 209.1%, in the year ended December 31, 2015 compared to the year ended December 31, 2014, which was primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, as this resulted in a change in the classification of certain awards from equity to liability accounting treatment.

Technology and content

	Year ended December 31,		Change
(€ in millions)	2014	2015	Amount increase (decrease)	% increase (decrease)
Personnel	€9.9	€17.0	€7.1	71.7%
Share-based compensation, net of capitalized internal use software and website development costs	1.2	4.5	3.3	275.0%
Depreciation of technology assets	0.7	1.4	0.7	100.0%
Other	3.6	5.8	2.2	61.1%

Total technology and content	€15.4	€28.7	€13.3	86.4%

% of total revenue	5.0%	5.8%

Technology and content expense for the year ended December 31, 2015 increased by €13.3 million, or 86.4%, compared to the year ended December 31, 2014, primarily due to increased personnel costs of €7.1 million to support key technology projects primarily for our corporate technology function, which resulted in an increase in headcount from 274 employees as of December 31, 2014 to 399 employees as of December 31, 2015. Further, share-based compensation expense increased €3.3 million, or 275.0%, in the year ended December 31, 2015 compared to the year ended December 31, 2014, which was primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, as this resulted in a change in the classification of certain awards from equity to liability accounting treatment. The increase of other costs for the year ended December 31, 2015 was due to increases in website content costs of €0.8 million, third party research fees of €0.5 million and rent expense of €1.4 million, partially offset by a decrease in third-party website development costs of €0.5 million.

General and administrative

	Year ended December 31,		Change
(€ in millions)	2014	2015	Amount increase (decrease)	% increase (decrease)
Personnel	€3.0	€5.4	€2.4	80.0%
Share-based compensation	0.1	6.0	5.9	n.m.
Related party shared services allocation	1.5	2.8	1.3	86.7%
Professional fees and other	1.9	3.9	2.0	105.3%

Total general and administrative	€6.5	€18.1	€11.6	178.5%

% of revenue	2.1%	3.7%

General and administrative expense for the year ended December 31, 2015 increased by €11.6 million, or 178.5%, compared to the year ended December 31, 2014, primarily due to increased share-based compensation expense of €5.9 million, which was primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, as this resulted in a change in the classification of certain awards from equity to liability accounting treatment. Personnel costs for the year ended December 31, 2015 increased by €2.4 million, or 80%, compared to the year ended December 31, 2014, primarily driven by an increase in headcount from 62 employees as of December 31, 2014 to 121 employees as of December 31, 2015. Professional fees and other increased by €2.0 million, primarily as a result of increased rent of €0.3 million, ground rent expense associated with the build-to-suit lease of €0.9 million and costs associated with the 2015 acquisitions of €0.3 million. For additional information regarding our build-to-suit lease, see Note 2—Significant accounting policies in the notes to our consolidated financial statements. Increased shared services costs allocated to us by Expedia, Inc. of €1.3 million were primarily driven by an increase in costs related to services provided by third parties in connection with our acquisitions during 2015.

Amortization of intangible assets

Amortization of intangible assets was €30.0 million in each of the years ended December 31, 2014 and 2015. These amortization costs relate predominantly to intangible assets recognized by Expedia upon the acquisition of a majority stake in trivago GmbH in 2013. The financial statements reflect Expedia’s basis of accounting due to this change in control in 2013.

Operating loss

Our operating loss was €47.9 million for the year ended December 31, 2015 compared to an operating loss of €30.3 million for the year ended December 31, 2014. The increased operating loss is primarily due to an increase of €11.7 million in share-based compensation expense in 2015 compared to 2014 primarily attributable to the share-based compensation accounting modification in the third quarter of 2015, which resulted in a change in the classification of certain awards from equity to liability accounting treatment, as well as an increase in selling and marketing expense in excess of revenue growth.

Interest expense

Interest expense increased by €0.1 million for the year ended December 31, 2015 compared to 2014 primarily due to the interest paid on borrowings.

Other, net

Other, net is primarily comprised of foreign exchange gains and losses of €1.6 million and €1.0 million for the years ended December 31, 2014 and 2015, respectively as well as a reversal of an indemnification asset related to an uncertain tax position and related interest of €1.7 million for the year ended December 31, 2015.

Benefit for income taxes

	Year ended December 31,		Change
(€ in millions)	2014	2015	Amount increase (decrease)	% increase (decrease)
Benefit for income taxes	€(8.6)	€(11.3)	€(2.7)	(31.4)%
Effective tax rate	27.2%	22.3%

The decrease in the effective tax rate from 27.2% for 2014 compared to 22.3% for 2015 is primarily due to an increase in non-deductible share-based compensation expense from €0.7 million (non-tax effected amount of €2.4 million) in 2014 to €4.4 million (non-tax effected amount of €14.1 million) for the year ended December 31, 2015 primarily driven by fluctuations in the fair value accounting treatment of liability classified awards granted in prior periods. Furthermore, non-deductible corporate allocation costs that were pushed down from Expedia increased from €1.5 million in 2014 to €2.8 million in 2015. The increase in non-deductible costs decreased the income tax benefit because of our net loss position, which yielded a lower effective tax rate year-over-year.

Quarterly data

The following table presents unaudited consolidated financial data for the trailing eight quarters ended September 30, 2016. The operating results are not necessarily indicative of the results for any subsequent quarter.

	Three months ended
(in millions) (unaudited)	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016
Revenue	€46.9	€63.8	€81.3	€94.3	€59.5	€101.3	€120.8	€156.6
Revenue from related party	21.9	42.1	47.3	65.0	39.8	58.0	58.2	90.1

Total revenue	68.8	105.9	128.6	159.3	99.3	159.3	179.0	246.7

Costs and expenses
Cost of revenues, including related party(1)	0.5	0.5	0.6	0.9	0.9	0.7	1.4	1.0
Selling and marketing(1)	52.5	94.6	128.6	160.3	77.8	141.6	172.5	224.0
Technology and content(1)	4.5	5.4	6.0	9.5	7.8	7.6	22.9	10.1
General and administrative, including related party(1)	2.7	1.9	3.0	7.5	5.7	2.8	29.7	9.7
Amortization of intangible assets	7.5	7.5	7.5	7.5	7.5	6.3	2.5	2.5

Operating income (loss)	1.1	(4.0)	(17.1)	(26.4)	(0.4)	0.3	(50.0)	(0.6)

Other income (expense):
Interest expense	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.0)	(0.1)	(0.0)
Other, net(2)	(0.6)	(1.0)	(0.0)	0.3	(2.0)	0.0	0.2	0.3

Total other income (expense), net	(0.6)	(1.0)	(0.0)	0.3	(2.1)	0.0	0.1	0.3
Income (loss) before income taxes	0.5	(5.0)	(17.1)	(26.1)	(2.5)	0.3	(49.9)	(0.3)
Expense (benefit) for income taxes	0.2	(1.2)	(4.6)	(5.0)	(0.5)	0.3	0.1	1.2

Net income (loss)	0.3	(3.8)	(12.5)	(21.1)	(2.0)	(0.0)	(50.0)	(1.5)
Net income (loss) attributable to noncontrolling interest	—	—	—	0.1	0.2	0.1	0.2	0.2
Net loss attributable to trivago GmbH	€0.3	€(3.8)	€(12.5)	€(21.0)	€(1.8)	€0.1	€(49.8)	€(1.3)

(1)	Includes share-based compensation as follows:

	Three months ended
(in millions) (unaudited)	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016
Cost of revenue, including related party	—	—	0.0	0.2	0.1	0.0	0.7	0.0
Selling and marketing	0.3	0.2	0.4	1.8	1.0	0.1	9.3	1.0
Technology and content, net of capitalized internal-use software and website development costs	0.3	0.2	0.3	2.8	1.2	0.0	14.8	0.5
General and administrative	0.1	0.0	0.2	3.7	2.0	0.0	23.8	1.8

(2)	Consists primarily of foreign exchange gain/loss in the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2015 and 2016 and the non-recurring reversal of a €1.6 million indemnification asset in in the fourth quarter of 2015 related to the 2013 acquisition by Expedia.

Seasonality

We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, hotel searches and consequently our revenue are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on advertising spend in the fourth quarter of the year as we typically expect to advertise less in the fourth quarter due to relatively higher cost of advertising in the period. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

Financial position, liquidity and capital resources

Apart from the initial capital investment from seed investors of €1.4 million in 2006 to 2008, we have funded all of our operations with operating cash flows through 2014.

On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015. During the nine months ended September 30, 2016 we utilized an additional €10.0 million under our credit facility and subsequently repaid a total of €30.0 million of this obligation. On October 4, 2016, we utilized €10.0 million under our credit facility, which we repaid on November 7, 2016.

Our known material liquidity needs for periods beyond the next twelve months are described in “Management’s discussion and analysis of financial condition and results of operations—Contractual obligations and commitments.” We believe that our cash from operations, together with our credit facility and cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.

Cash flows

The table below summarizes our statement of cash flows for the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2015 and 2016.

	Year ended December 31,		Nine months ended September 30,
(in millions)	2014	2015	2015	2016
Cash provided by (used in):
Operating activities	€0.6	€(1.0)	€(11.0)	€13.8
Investing activities	(4.6)	(6.5)	(4.8)	(6.4)
Financing activities	1.0	19.0	19.0	(20.7)
Effect of foreign exchange rates on cash	0.1	(0.0)	(0.1)	(0.2)

For the nine months ended September 30, 2016, net cash provided by operating activities increased by €24.8 million, from €11.0 million of cash used for the nine months ended September 30, 2015 to €13.8 million of cash provided for the nine months ended September 30, 2016, primarily due to an increase in net income of €28.1 million excluding an increase in share-based compensation of €42.2 million, offset by decreased benefits from working capital changes. For the nine months ended September 30, 2015, primary drivers of net cash used for operations relate to working capital changes.

For the year ended December 31, 2015, net cash used in operating activities increased by €1.6 million, from €0.6 million for the year ended December 31, 2014 to €(1.0) million for the year ended December 31, 2015, primarily due to decreased benefits from working capital changes. For the year ended December 31, 2014, primary drivers of net cash used for operations relate to working capital requirements, which reflect timing of collections of accounts receivable versus payments made on accounts payable.

For the nine months ended September 30, 2016, cash used in investing activities increased by €1.6 million, from €4.8 million for the nine months ended September 30, 2015 to €6.4 million for the nine months ended September 30, 2016, primarily due to an increase in capital expenditures, including internal-use software and website development.

For the year ended December 31, 2015, cash used in investing activities increased by €1.9 million, from €(4.6) million for the year ended December 31, 2014 to €(6.5) million for the year ended December 31, 2015, primarily due to acquisitions and increased capital expenditures including internal-use software and website development. For the year ended December 31, 2014, drivers of cash used in investing activities relate to capital expenditures, including internal-use software and website development costs of €3.7 million.

For the nine months ended September 30, 2016, cash used in financing activities increased by €39.7 million, from €19.0 million of cash provided for the nine months ended September 30, 2015 to €20.7 million of cash used for the nine months ended September 30, 2016. This was driven by a €20.0 million draw down on the credit facility during the nine months ended September 30, 2015 and a €20.0 million net payment on the credit facility during the nine months ended September 30, 2016.

For the year ended December 31, 2015, cash provided by financing activities increased by €18.0 million, from €1.0 million for the year ended December 31, 2014 to €19.0 million for the year ended December 31, 2015 and primarily included €20.0 million in proceeds from our credit facility, partially offset by the repayment of a €1.0 million loan from Expedia.

The effect of foreign exchange on our cash balances denominated in foreign currency was not material for the years ended December 31, 2014 and December 31, 2015 or for the nine months ended September 30, 2015 and September 30, 2016.

Contractual obligations and commitments

The table below summarizes our contractual obligations at December 31, 2015.

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Credit facility(1)	€20.0	€20.0	€—	€—	€—
Operating lease obligations(2)	72.5	4.1	9.3	15.1	44.1
Purchase obligations(3)	36.1	25.6	10.5	—	—

Total	€128.6	€49.7	€19.8	€15.1	€44.1

(1)	Variable interest accrues on our credit facility at a rate of LIBOR plus 1.0% per annum, which is not reflected in the table. As of September 30, 2016, no amounts were outstanding under our credit facility. On October 4, 2016, we utilized €10.0 million under our credit facility, which we repaid on November 7, 2016.

(2)	The operating leases are for office space and related office equipment. We lease our office and data center facilities under noncancelable leases that expire at various points through 2028. See “Business—Facilities” for further discussion of our leased premises. We are also responsible for certain real estate taxes, utilities and maintenance costs on our office facilities. In addition, we have various content licensing and technology agreements that, if renewed, will continue to incur costs in future periods. The future cash commitments as it relates to the lease of our new corporate headquarters are included within these figures. There are no incremental cash commitments resulting from the related construction financing obligation currently presented as a component of other long-term liabilities on our balance sheet as of December 31, 2015.

(3)	Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

Off-balance sheet arrangements

Other than the items described above under “—Contractual obligations and commitments,” as of December 31, 2015, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates and market prices. Our exposure to market risk includes our credit facility, cash, accounts receivable, intercompany receivables, investments and accounts payable. We manage our exposure to these risks through established policies and procedures. Our objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.

Interest rate risk

Because the interest rate on our credit facility is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any advances under our credit facility. As of December 31, 2015, we had €20.0 million outstanding under our credit facility and as of December 31, 2014, we had no amounts outstanding. As of September 30, 2016, no amounts were outstanding under our credit facility. On October 4, 2016, we utilized €10.0 million under our credit facility, which we repaid on November 7, 2016. Expedia currently guarantees our credit facility. If Expedia does not continue to guarantee our credit in the future, our borrowing costs could increase.

We did not experience any significant impact from changes in interest rates for the years ended December 31, 2014 or 2015.

Foreign exchange risk

We conduct business in many countries throughout the world. Because we operate in markets globally, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign exchange rates. Our primary exposure to foreign currency risk relates to transacting in foreign currency and recording the activity in euros. Changes in exchange rates between the functional currency of our consolidated entities and these other currencies will result in transaction gains or losses, which we recognize in our consolidated statements of operations. Our foreign exchange risk relates primarily to the exchange rate between the U.S. dollar and the euro. A meaningful portion of our revenue is generated in U.S. dollars, while our expenses, other than our advertising expenses denominated in U.S. dollars, are primarily incurred in euros.

Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were all to weaken by 10% against the euro and other currencies in which we hold net liability balances were all to strengthen by 10% against the euro, we would recognize foreign exchange losses of €0.8 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable, and accounts payable balances as of December 31, 2015. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.

During the years ended December 31, 2014 and 2015, we recorded net foreign exchange rate losses of €1.6 million and €1.0 million, respectively.

Concentration of credit risk

Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.

Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia and affiliates represent 32% and 39% of our revenue for the years ended December 31, 2014 and 2015, respectively, and 31% and 55% of total accounts receivable as of December 31, 2014 and 2015, respectively. Priceline.com and its affiliates represent 28% of revenues for the year ended December 31, 2014 and 28% for the year ended December 31, 2015 and 27% and 21% of total accounts receivable as of December 31, 2014 and 2015, respectively.

Internal control over financial reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our 2015 financial statements, we identified a material weakness in our internal controls primarily related to the lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or processes and procedures, particularly in the areas of share-based compensation, build-to-suit lease accounting and internal use software and capitalization of website development costs and other complex, judgmental areas.

We cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We are working to remediate the material weakness described above. During 2016, we appointed a chief financial officer who is responsible for identifying the staffing and resource needs of our company required to remediate the material weakness. These individuals will be required to have sufficient experience in maintaining books and records and preparing financial statements in U.S. GAAP. We have initiated the hiring of additional staff that have begun to address these needs. Additionally, we will expand our accounting policies and procedures as well as provide additional training to our accounting and finance staff. While we are working to remediate the material weakness as quickly and efficiently as possible and expect to have remediated the material weakness during the year ended December 31, 2017, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. See “Risk factors—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.”

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements and accompanying notes, which we have prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; recoverability of current and long-lived assets, intangible assets and goodwill; income; loss contingencies; redeemable noncontrolling interests; acquisition purchase price allocations; and share-based compensation. There have been no material adjustments to prior period estimates for any of the periods included in this prospectus.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

See Note 2—Significant accounting policies, in the notes to our consolidated financial statements appearing elsewhere in this prospectus for a description of all of our significant accounting policies. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition

We recognize revenue from services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate for each period (1.6% of our referrals were from automated scripts during the twelve months ended September 30, 2016 and were thus not recorded as referral revenue). The number of referrals is adjusted to remove such anomalies before we calculate revenue metrics such as qualified referrals, RPR and RPQR. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific hotel offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, an insignificant portion of our revenue is generated through subscription-based services earned through myhotelshop and trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period with deferred revenue recognized upon receipt of payment in advance of revenue recognition.

Leases

We lease office space in several countries under non-cancelable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. We record project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the company has paid or incurred for normal tenant improvements and structural improvements had also been recorded to the construction-in-progress asset.

We have operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

Recoverability of goodwill and indefinite-lived intangible assets

Goodwill is assigned to our single reporting unit, which is expected to benefit from the synergies of the business combinations in which such goodwill was generated as of the acquisition date. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

We generally base our measurement of fair value of our single reporting unit on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; and long-term rate of growth and profitability of our business. The market valuation approach indicates the fair value of the business based on a comparison of the company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.

We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting unit because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis in our annual evaluation of indefinite-lived intangible assets.

Recoverability of intangible assets with definite lives and other long-lived assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of generally less than seven years. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

Income taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense.

Advertising expense

We incur advertising expense consisting of offline costs, including TV and radio advertising, and online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., TV airtime) as incurred each time the advertisement is shown.

Share-based compensation

We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our trivago GmbH Class A and trivago GmbH Class B units, the expected share price volatility for our trivago GmbH Class A and trivago GmbH Class B units was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements; scheduled exercise windows. Additionally, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, net of estimated forfeitures, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have contractual terms that align with prescribed liquidation windows.

We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.

The Black Scholes pricing model requires various highly judgmental assumptions including as to volatility, expected term, risk-free interest rates, expected dividends, and the fair value of our trivago GmbH Class A and trivago GmbH Class B units, which are estimated as follows:

•

Fair value of our trivago GmbH Class A and trivago GmbH Class B ordinary shares (stock price):    Because our shares are not publicly traded, the fair value of trivago GmbH Class A and trivago GmbH Class B units must be estimated, as discussed in “—Fair market valuation” below.

•

Expected term:    The expected term represents the anticipated time period between the measurement date (grant date) and the expected exercise date (or settlement date in the case of liability awards). Assumptions about the expected term are based on the terms and conditions of the employee option agreements, including scheduled exercise/liquidation windows.

•

Expected volatility:    As we do not have a trading history for our trivago GmbH Class A and trivago GmbH Class B units, the expected share price volatility for our trivago GmbH Class A and trivago GmbH Class B units was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term.

•	Risk-free rate: The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the expected term.

•	Dividend yield: We have never nor do we presently plan to pay cash dividends in the foreseeable future. Therefore, an expected dividend yield of zero was estimated.

If any of the assumptions used in the models change significantly, share-based compensation expense may differ materially in the future from that previously recorded.

In connection with the controlling-interest acquisition of trivago by Expedia Lodging Partner Services S.à r.l., an affiliate of Expedia, Inc. in 2013, certain then outstanding trivago employee options were replaced with new trivago employee options. The replacement options were exchanged for the then outstanding options based upon acquisition date fair value and maintained the original service-based vesting schedule and strike price of €1.00. The replacement options also contained conditions which allowed holders to put (or Expedia Lodging Partner Services S.à r.l. to call) underlying trivago shares to Expedia Lodging Partner Services S.à r.l. during prescribed liquidity windows in 2016 and 2018 (on the condition that holders held underlying shares for a reasonable period of time prior to liquidation in order to participate in the risks and rewards of equity ownership). The 887 options outstanding as of January 1, 2014 were comprised of 858 options that were replaced in 2013 at the time of the acquisition of a controlling interest and the remaining were additional option grants in 2013 which contained similar provisions as the replacement options.

In 2014, 180 employee options were granted for trivago GmbH Class A units. In 2015, 77 employee options were granted for trivago GmbH Class A units. Additionally, 62,178 employee options were granted in 2015 for trivago GmbH Class B units which have voting rights that are 1/1,000 of an option for trivago GmbH Class A units. The employee options granted in 2014 and 2015 are also subject to service-based vesting. The majority of the employee options granted in 2014 and 2015 had strike prices of €1.00, and the remaining were granted with strike prices of €17,953 or €17.95, respectively. The shares subscribed for underlying the grants in 2014 and 2015 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1.00 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.

Awards granted in 2015 and 2016 as well as relevant valuation dates used to value liability awards in 2015, are summarized below with the associated exercise prices and grant date fair values of the underlying units, where applicable. The units subscribed for underlying the grants in 2015 and 2016 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018, 2020 and 2022.

Grant Date/Value Date	Number of Options Granted	Class		Number of Class A Equivalent Options Granted	Exercise Price Per unit (Class A Equivalent)	Fair Market Value per unit at Grant Date (Class A Equivalent)
May 15, 2015/March 31, 2015	35	A		35	€1	€32,440
May 15, 2015/March 31, 2015	30	A		30	€17,953	€32,440
May 15, 2015/March 31, 2015	54,978	B	*	55	€1,000	€32,440
May 15, 2015/March 31, 2015	7,200	B	*	7.2	€17,953	€32,440
July 16, 2015/June 30, 2015	12	A		12	€1	€33,028
December 31, 2015**	n/a	n/a		n/a	n/a	€39,807
May 2, 2016/June 30, 2016	45,000	B	*	45	€1,000	€59,864
September 23, 2016/September 30, 2016	7,500	B	*	7.5	€1,000	€95,882
September 23, 2016/September 30, 2016	18,000	B	*	18	€100,000	€95,882

*	trivago GmbH Class B shares have voting and economic value which is 1/1,000 of a trivago GmbH Class A unit

**	Valuation date for liability awards used in 2015 Financial Statements

Between January 1, 2016 and September 30, 2016, we granted 70,500 employee option awards exercisable into trivago GmbH Class B units with a total fair value of €5.1 million, which will be expensed over a three year vesting period. Between January 1, 2016 and September 30, 2016, we recorded €0.5 million expense related to these awards.

In the third quarter of 2015, 484 trivago GmbH Class A unit equivalent trivago employee options were exercised for nominal proceeds to trivago. The underlying shares were held by employees in order to participate in the originally scheduled 2016 liquidation event (described below). Upon exercise of these options, Expedia Lodging Partner Services S.à r.l. advanced to each option holder employee involved in the exercise amounts equivalent to such employee’s personal tax liability related to the option exercise by issuing loans. Such loans were collateralized by the underlying shares and were repaid by employees from 2016 liquidation event proceeds. Expedia Lodging Partner Services S.à r.l.’s extension of a nonrecourse loan to employees triggered an accounting modification and changed the classification of the awards from equity to liability accounting treatment resulting in an accounting modification charge and subsequent liability accounting treatment requiring remeasurement to fair value at each reporting period until settlement in 2016. During the second quarter of 2016, Expedia Lodging Partner Services S.à r.l. exercised its call right on these shares and elected to do so at a premium to fair value which resulted in incremental share-based compensation expense in that period and an increase in Expedia Lodging Partner Services S.à r.l.’s ownership in trivago of a nominal amount. A certain portion of the gross proceeds paid to the employees was withheld for potential wage tax liabilities of the employees triggered by Expedia’s purchase of such shares. At the same time, trivago issued a wage tax ruling request to the tax authorities the result of which is still outstanding. Depending on the result of the tax ruling, the withheld proceeds will be remitted back to the employees or to the tax authorities by Expedia Lodging Partner Services S.á r.l.

The following table shows the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,
	2014	2015
Risk-free interest rate	1.31%	1.31%
Expected volatility	46%	46%
Expected life (in years)	3.0	1.8
Dividend yield	0%	0%

Fair market valuation

The valuations of our equity were determined in accordance with the Statement on Standards for Valuation Services No. 1, Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset, or SSVS 1, of the American Institute of Certified Public Accountants. Beginning with the first quarter of 2015 and as of each subsequent quarter end, multiple valuations of our trivago GmbH Class A units were performed with the assistance of a third party. Each analysis included, but was not necessarily limited to, the following:

•

Interviews with Expedia management concerning our history; the nature of our business, our competitive position, strengths and challenges; our operating and nonoperating assets; our historical financial positions and operating performance; our historical transactions involving debt or equity securities; and our plans for the future, including expectations regarding dividends, operating performance and financial position.

•	Analysis of our historical and prospective financial data.

•	Research concerning:

•	our financial and operating history, nature of our products and/or services, and our competitive position in the marketplace;

•	current economic conditions and outlook for the German economy, as well as applicable global economic conditions;

•	the industry in which we participate; and

•	our competitors and other companies engaged in the same or similar lines of business.

•	Analysis of market research reports regarding participants in our industry.

•	Consideration, selection and application of valuation approaches and methods.

With the assistance of the third-party valuation specialist, the value of our equity was determined using both the income and market approach on blended basis.

The steady increase in value throughout 2015 and more specifically through September 30, 2016 is due to our results of operations, improved outlook in terms of revenue growth and cash flow, as well as increases under the market approach relative to our peer group.

Income approach

In application of the income approach, a discounted cash flow method was utilized to estimate the enterprise value based on the estimated present value of future net cash flows we are expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period. The present value was estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. For this valuation, financial projections were prepared to be used in the income approach. The financial projections took into account our historical financial results of operations, our business experiences and our future expectations. The risk associated with achieving our forecast was taken into account in selecting the appropriate terminal growth rate and discount rate. There is inherent uncertainty in these estimates, as the assumptions used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

Summary of key variables incorporated in the discounted cash flow analysis include:

•	Tax rate

•	Long-term growth

•	Capital expenditures

•	Depreciation

•	Working capital

•	Residual value

•	Discount rate

Market approach

In the application of the market approach, the guideline public company method was used. This method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market. The application of the selected multiples to the corresponding measure of financial performance for the subject company produces estimates of value at the marketable-minority level. In selecting comparable public companies similar to ourselves, high growth online companies, companies which operate in online travel, and metasearch proxy companies were considered.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. The estimate of stock awards that will ultimately be forfeited requires significant judgment and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period such estimates are revised.

Recent accounting pronouncements

For a discussion of new accounting standards and interpretations not yet adopted by us, see Note 2—Significant accounting policies in the notes to our consolidated financial statements.

Business

Overview

trivago is a global hotel search platform. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. In the twelve months ended September 30, 2016, we tracked approximately 1.4 billion visits to our websites and apps, resulting in 487 million qualified referrals, and offered access to approximately 1.3 million hotels in over 190 countries.

Our brand positions us as a key starting point for travelers searching for their ideal hotel. Our fast and intuitive hotel search platform enables travelers to find their ideal hotel by matching individual traveler preferences with detailed hotel characteristics such as price, location, availability, amenities and ratings, across a vast supply of global hotels. In the twelve months ended September 30, 2016, comparing across all of our localized websites and apps, we provided a range of prices per hotel with the cheapest advertiser offering a price on average 19% lower than the most expensive advertiser.

We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our hotel advertisers, which include OTAs, hotel chains and independent hotels. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is referred to that advertiser’s website where the user can complete the booking. Our CPC bidding function enables advertisers to influence their own return on investment and the volume of referral traffic we generate for them. Recognizing that advertisers on our marketplace have varying objectives and varying levels of marketing resources and experience, we provide a range of services to enable advertisers to improve their performance on our marketplace.

Rigorous analysis and application of data and technology are critical parts of our DNA. We capture a large amount of data on how users search on and engage with our site and our apps, enabling us to continually test new features and the effectiveness of existing ones, refine our search algorithms and thereby improve our product. This makes our hotel search platform more powerful for users by improving the quality of their hotel discovery experience, as well as more valuable to advertisers by refining the quality of the referrals we generate. Technology and data also drive how we engage with our advertisers via our CPC bidding algorithm. We have built tools that capture data and calculate our return on many elements of our brand and performance marketing. Our application of data-led improvement and innovation also informs our marketing strategy, which we believe enables us to become increasingly more effective with our marketing spend.

Our hotel search platform can be accessed globally via 55 localized websites and apps in 33 languages. Users can search our platform on desktop and mobile devices, but benefit from a familiar user interface, resulting in a consistent user experience. In June 2016, our revenue from mobile websites and apps exceeded our revenue from our desktop websites for the first time, which is consistent with an expected longer term shift towards mobile.

Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and the Rest of World. The change from one to three reportable segments resulted in the company’s focus on providing additional information to reflect unique market opportunities and competitive dynamics inherent in our business with each of our operating segments. We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance.

We have grown significantly since our incorporation in 2005. In the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, we generated revenue of €309.3 million, €493.1 million, €393.8 million and €585.0 million, respectively. During the same periods, we had net losses of €23.1 million, €39.4 million, €37.4 million and €51.5 million, respectively. In the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, our adjusted EBITDA was €3.5 million, €(1.1) million, €(13.4) million and €16.3 million, respectively. See “Selected consolidated financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.

Our industry

The development of our industry is influenced by several key factors.

Large and growing travel market

According to Phocuswright Data, global travel spend grew to an estimated $1.1 trillion in 2015, excluding Canada, Latin America and Eastern Europe, representing a CAGR of 4.7% since 2010, outpacing average global economic growth of 2.9% per year in the same period. According to Phocuswright Data, travel dynamics vary across geographies: in the same period, the Asia-Pacific region, or APAC, grew by 7.4% and the Middle East grew by 9.7%. The more developed markets of the United States and Europe grew by 6.1% and 3.3%, respectively.

Growth in hotel spend

According to Phocuswright Data, global hotel spend grew to $383 billion in 2015, excluding Canada, Latin America and Eastern Europe, representing a CAGR of 4.4% since 2010, to become 35% of the total travel spend. Of this $383 billion global hotel spend, 38% was in the United States, 31% in APAC, 26% in Europe and 5% in the Middle East. Hotels have responded to rising demand by increasing capacity and investing in the overall attractiveness and quality of their hotels. Based on our research, hotel supply globally contained over 22.7 million rooms as of January 1, 2016, up from 21.8 million rooms as of January 1, 2015. As the supply grows, hotel marketing spend follows suit as hotels need to increase consumer reach to improve occupancy rates, driving investment in efficient marketing.

Offline to online shift in hotel distribution

Leisure and business travelers are increasingly moving their purchase activity online. According to the Global Online Travel Overview, in 2010, the total percentage of hotel bookings made through hotel websites and OTAs globally was 22%, with the United States having the highest penetration at 31%, followed by Western Europe at 21%, APAC at 18% and the Middle East at 7%. According to Phocuswright Data, by 2015, these figures grew to 33% globally, representing a 12.8% CAGR, to 36%, 35%, 29% and 25% in the United States, Europe, APAC and the Middle East, respectively. In addition, there is a portion of corporate travel being booked online, which is not included in the online penetration numbers above. This trend of increasing online penetration has driven growth in the online segment of the travel market, which is estimated to have grown by 10.3% from 2010 to 2015, compared to total travel market growth of 4.7% in the same period, according to Phocuswright Data.

Against this backdrop, hotels that had traditionally used integrated offline booking platforms such as retail travel agents or call centers to enable bookings for leisure and business travelers are increasingly moving distribution and associated advertising spend to online channels. According to the Global Online Travel Overview and Phocuswright Data, hotels have increased their bookings made through their own respective hotel websites and OTAs from $69 billion in 2010 to $127 billion in 2015, representing an increase from 22% to 33% of total gross bookings. According to the Phocuswright U.S. Travel Advertising Marketplace Report, U.S. hotel advertising spend (online and offline) grew with a CAGR of 6.9% between 2011 and 2015, which is a higher growth rate that any other travel segment. According to Phocuswright Data, online hotel bookings are expected to grow at a 10.7% CAGR between 2015 and 2017.

Independent hotel search platforms as an increasingly important tool for consumers and advertisers

Consumers are increasingly looking for tools to enable them to navigate through multiple hotel booking options simultaneously and compare prices. Independent search platforms that provide metasearch capabilities aggregate fragmented travel data across the Internet into one place, resulting in transparency of price, availability, quality and other hotel attributes. These platforms can offer advertisers access to a large pool of transaction-ready consumers, which encourages OTAs, hotel chains and independent hotels to advertise on these platforms for the purpose of driving bookings. Based on our research, in June 2014, 85% of leisure travelers start planning their travel undecided on a lodging brand, suiting a multi-brand hotel search format. U.S. leisure travelers have increasingly favored metasearch services, with usage growing from 14% in 2011 to 28% in 2013. In the United States, travelers aged 18 to 34 are almost twice as likely to use metasearch services than those 35 and older, according to the Phocuswright Consumer Travel Report. As the search behavior of users continues to shift online, driven in part by younger, technologically engaged generations, we expect hotel search platforms to continue to become increasingly important.

Increasing usage of mobile

Global mobile data traffic has grown substantially in recent years, achieving a 74% growth rate in 2015 over 2014, and it is expected to grow at a 53% CAGR from 2015 to 2020, based on our research. This trend has also impacted the share of mobile travel bookings, which from 2013 to 2015 increased from 10% of total online travel bookings to 27% in the United States, 11% to 20% in Europe and 12% to 20% in APAC, according to the Global Online Travel Overview. Based on our research, it is estimated that in 2016, 73% of American travelers will use a mobile device to research a trip, of which 91% will use a smartphone as their mobile tool of choice. The shift towards mobile usage is especially strong among younger generations, as this demographic trends towards greater mobile-based travel purchases. According to the Phocuswright Consumer Travel Report, 43% of millennials used a smartphone and 35% used a tablet for travel shopping in the United States in 2015, while 24% of U.S. travelers aged 35 years or more have used a smartphone and 26% of them have used a tablet for travel shopping. The rising number of bookings through mobile websites and apps allows hotels to extend their services throughout every stage of the travel experience, from pre-booking research and comparison to real-time service and product solutions while traveling and after check-in, increasing engagement with consumers and driving additional revenues.

We believe increasing usage of mobile technology will benefit online hotel search because of its ability to quickly and effectively search and filter large volumes of information and content, while delivering outputs to a single screen.

Evolving traveler behavior

Travelers are increasingly prioritizing “experiences,” with 71% of travelers globally willing to exceed their allocated travel budget if they discover interesting travel experiences, according to a 2015 Millward Brown study. We believe the choice of accommodation is becoming more meaningful to consumers as a means to customize travel experiences. Travelers are also staying digitally connected during their trips, with 27% of travelers globally sharing updates of their travels online in 2015 compared to 15% in 2013, and 40% of them sending pictures compared to 35% in 2013, according to Millward Brown. Travelers are becoming more spontaneous, with 53% of travelers globally planning their holiday one month in advance or less, compared to 41% in 2013. In addition, barriers to travel are decreasing as new international low-fare airline options have made it more affordable to fly around the world. Based on our research, low cost carriers control approximately 25% of the market for air travel and are growing at above-industry-average rates. Younger generations are taking more trips on average, with millennials expected to take 7.2 trips per year, compared to Generation X and Baby Boomers each expected to take 6.6 trips per year in 2016, according to a 2015 AARP report. According to the Phocuswright Consumer Travel Report, millennials now represent approximately 40% of U.S. leisure travelers.

Our market opportunity

As hotel discovery, evaluation and booking increasingly move online, travelers and advertisers face distinct challenges.

Challenges for travelers

The Internet has dramatically increased the quantum of information available about hotels, including amenities, style, reviews, location and pictures. Additionally, details on pricing and availability are continually updated in or near real-time. This information has empowered travelers, providing a level of insight that was previously unavailable. However, this information is often delivered via multiple, fragmented sources, including OTAs, hotel chains, independent hotels, Internet search engines and other review sites. Also, many websites, including those that aggregate disparate information, are slow, confusing to navigate, and may not display the best available hotel or pricing for travelers. Furthermore, many local OTAs and smaller hotels only display their information in the local language, which adds an additional layer of complexity for travelers looking to find the ideal hotel in a foreign destination. These developments can make booking a hotel a frustrating experience for travelers.

Challenges for hotel advertisers

Hotel advertisers operate in a competitive market with different types of advertisers having specific needs. OTAs need to drive high volumes of traffic to their websites to generate revenues, while hotel chains and independent hotels who operate high fixed cost models focus on ensuring their inventory is filled. Both OTAs and hotel advertisers aspire to reach a targeted audience of travelers with their marketing.

Traditional offline advertising mediums, including TV, radio, print and outdoor, focus on reaching a broad audience and can be an expensive medium for reaching the few travelers seeking hotels in a specific location on specific dates.

There are challenges with online advertising as well. While many advertisers spend an increasing amount of their marketing budgets on online advertising where it is possible to economically reach a very broad audience through a website, the fragmentation of travelers online makes it difficult to scale cost effectively. In addition, OTAs, smaller hotel chains and hotels may not have the resources to develop sophisticated websites and as a result, provide a limited user experience in terms of attractiveness, comprehensiveness of information and ease of booking. Such websites often only publish information in local languages, limiting their reach to a local market.

The trivago hotel search platform

We believe that we are reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers.

Our search platform forms the core of our user experience. It captures and seeks to refine user intent and preferences and, as of September 30, 2016, it provided users with access to approximately 1.3 million hotels worldwide. It organizes a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.

We enable hotel advertisers to advertise offers for each individual hotel . By placing bids in our CPC-based bidding system, each advertiser can influence the likelihood that traffic is driven to its own platform. Advertisers can reach a broad global audience while generating targeted, transaction-ready referrals.

Key benefits for users

Global aggregation of real-time hotel supply

We aggregate hotel availability from a range of advertisers globally. This supply is continually updated in or near real time, so users can view current availability from a broad range of advertisers. We believe travelers use our hotel search platform as their entry point for hotel research, confident that they receive comprehensive coverage of their options to book a hotel.

Tailored hotel search function

Our search function is designed to enable individual users to find their ideal hotel. We personalize results based on a user’s search terms, selected filters and other interactions with our sites and apps. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. Our search algorithms, which are refined by millions of searches each day, create matches amongst the two sets of information.

Transparent price comparison

Our algorithm selects the lowest available price for each hotel and displays room types with a broad range of pricing options available from our advertisers. This reduces the need for travelers to spend time searching across multiple sites and apps to confirm the lowest available rate. In the twelve months ended September 30, 2016, comparing across all of our localized websites and apps, we provided a range of prices per hotel with the cheapest advertiser offering a price on average 19% lower than the most expensive advertiser.

Deep content and easy-to-use information on hotels

We obtain hotel information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings, amenities and room types. We synthesize and enrich this information. For example, our rating score distills review information from multiple sources into a single easy-to-use score for the traveler.

Key benefits for advertisers

Broad traveler reach

We offer advertisers a highly scalable channel of travelers, given our broad presence across multiple geographies and languages. Additionally, for many travelers, we believe we are the entry point to their hotel search, enabling advertisers to engage with potential new customers.

Delivery of transaction-ready referrals

We provide advertisers with motivated travelers who have proactively expressed their specific intent via our search platform. Due to the breadth of hotel information we provide and our personalized matching algorithms, travelers referred by trivago often already have a comprehensive understanding of the hotel and its value proposition for them, which we believe makes them more likely to complete a booking on the advertiser’s site.

Market-driven, referral-based pricing structure

We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. The transparency of our model makes it easy for advertisers to evaluate the performance of their spend and influence their own return on investment.

Improve advertisers’ competitiveness

Hotel advertisers have varying levels of experience, scale and resources to dedicate to their marketing efforts. We provide our advertisers with advice, actionable data insights and advertiser tools to help them optimize their investment on our marketplace by improving the quality of available content about their hotel.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

Industry-leading product and user experience

We believe that we provide the most effective and intuitive hotel search platform for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and refine multiple aspects of our websites and apps, believing that incremental enhancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our platform.

Significant scale

We have achieved significant scale, with approximately 1.3 million hotels available on our platform as of September 30, 2016, supported by 55 localized versions of our websites and apps served in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. Our business benefits from our engaged and often long-established relationships with local advertisers globally. In the twelve months ended September 30, 2016, we tracked approximately 1.4 billion visits to our websites and apps, resulting in 487 million qualified referrals. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.

Powerful data and analytics

We capture large amounts of data across our platform, including traveler data, advertiser data, publicly available content and data on how travelers and advertisers interact with our platform. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize end-to-end performance of our platform. Our ability to analyze and rapidly respond to this data enables us to continuously improve our platform.

High brand recognition and user loyalty

We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel search. This directly supports our position as users’ entry point to hotel discovery, with more than 50% of our traffic coming from branded sources in 2015 and the first nine months of 2016. Additionally, we believe that our brand traffic improves the effectiveness of our marketplace to advertisers, as our internal data indicates that the conversion rates of our referrals to bookings are higher from branded than non-branded traffic for the advertisers included in research we conducted. Such research shows that our aided brand awareness in August 2016 in Italy, Spain, Germany, the United Kingdom, France, Australia and the United States was 92%, 89%, 86%, 80%, 79%, 77% and 63%, respectively.

Scalable business model

We have a scalable business model that enables us to grow rapidly and efficiently. We can expand within current markets as well as into new markets, while incurring limited incremental investment in infrastructure, benefitting in part from our existing scale and a common global platform.

Employees and culture

We believe that our entrepreneurial culture and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to regularly take on new challenges within the company to broaden their perspectives, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.

Our strategy

Our strategy is shaped by our mission “to be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We run our business and set our priorities and strategy according to our mission.

... traveler’s...

We designed our hotel search platform to be useful for every traveler with every reason to travel. We focus on continuing to optimize our websites and apps, ensuring their intuitive navigation and high performance.

... first...

We want to be the starting point for travelers seeking to discover their ideal hotel at the lowest rate. We believe we provide a valuable service to travelers, allowing them to quickly and effectively navigate a crowded hotel booking ecosystem. We intend to be each traveler’s first source of hotel information by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue enhancing our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere.

... and independent...

We believe we have created a hotel search platform that is fair and transparent for users, offering them a powerful tool to easily access information in the complex hotel market. We provide users the information so they can independently decide where to stay.

... source of information...

We focus on providing information to our users rather than selling them products or services. We support travelers’ searches by aggregating hotel information from across the Internet and displaying it in a simple, easy to navigate format. We also intend to continue growing our number of direct relationships with hotels, thereby increasing the volume and quality of information we can provide to travelers. We believe that it is crucial to the success of our user experience that we provide comprehensive, relevant and easily accessible information.

... finding the ideal...

We believe there is an ideal hotel for every traveler. We aim to continuously optimize our search algorithms to consistently deliver hotel suggestions to each of our users for each specific stay so they can find their ideal hotel . While we believe we offer a best-in-class hotel search experience, we acknowledge there is the opportunity for further innovation in the areas of search personalization and hotel categorization and rating. We are investing in new technologies like semantic search to continuously improve our users’ discovery experience and may explore additional technology-led acquisitions going forward.

... hotel...

We are focused on the hotel sector. Our marketplace and algorithms are optimized to display and match users with specific hotel characteristics. As our technology is advancing and traveler preferences are shifting, we increasingly complement our traditional hotel offerings with other forms of accommodation, such as vacation rentals and private apartments that are relevant to our users.

... at the lowest rate.

Providing the lowest rate to our users is at the core of what we do. Our ability to provide pricing transparency by identifying the lowest available rates from our advertisers is driven in part by the large number of advertisers on our marketplace. As we continue building out our advertiser base globally and supporting advertisers in efficiently using our marketplace, this should help provide travelers with consistently low prices across our supply of available hotels.

Our products and services

Products for travelers

Our free to use, online search platform is designed to help travelers find their ideal hotel at the lowest available price. As a hotel search website, users do not book directly on our platform. When they click on an offer for a hotel room at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of hotels in the world. As of September 30, 2016, our database includes approximately 1.3 million hotels, gathered through OTAs, hotel chains and independent hotels.

Our users initially search via a text-based search bar function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats.

Initial search bar parameters	Subsequent search filters
Location (City, Region, Country, Point of Interest)	Hotel stars (1 star to 5 stars) Popularity

Check-in date	trivago ratings (Below average, Satisfactory, Good, Very Good, Excellent)

Check-out date	Price range

Room type (single, double, family, multiple)	Distance from landmarks

Hotel name	Top amenities options (Pets, Beach, Free WiFi, Breakfast, Pool)

Hotel name or address

Performing a search shows a user a hotel listing page. This page contains broad, aggregated information, including:

•	Hotel information: We display information such as hotel name, pictures , amenities, star rating and distance to selected location;

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trivago ratings:    We aggregate millions of ratings from across the Internet to come up with our trivago rating, a 100-point score and a related trivago rating “face,” from “sad red” for “below average” to “very happy green” for “excellent.” Our ratings provide a single, aggregated snapshot providing our users valuable insight while saving them time;

•	Reviews: We provide reviews from third parties in a clear and concise format; and

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Price comparison:    We prominently display the “top deal” for a hotel, while also listing all other available offers from our advertisers in list format, including room types, amenity and payment options.

The data we show for each hotel combines aggregated publicly available information, as well as information sourced directly from hotels in a unique, user-friendly format.

Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com is our mobile-optimized website accessible on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.

Marketing tools and services for advertisers

We provide advertisers with a marketplace through which they can reach a large base of transaction-ready travelers. Our ability to capture user intent and our CPC-based bidding model make our marketplace an effective channel for our advertisers. Additionally, we work with our advertisers to help define their target spend and objectives, ensuring that these are effectively captured on our marketplace.

We also offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites. The following tools and services provide tailored solutions for OTAs, hotel chains and independent hotels to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs. Our tools include:

trivago Hotel Manager, a marketing platform that gives each hotelier control over its hotel profile.

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trivago Hotel Manager “Basic,” a free administration tool specifically for hotels, helping them build and manage a unique hotel profile on trivago to enhance their profile. This includes the ability to manage visual and static content, including adjusting contact details, pictures, amenities and service listings, as well as refining descriptions. Using the Hotel Manager tool, each hotel can ensure that our marketplace accurately captures their offerings, helping attract guests.

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trivago Hotel Manager “Pro,” which is sold on a one-year subscription basis and allows hotels to enhance their profile with more advanced features and functionalities. With Hotel Manager Pro, hotels can increase promotion with exclusive news about their hotel and prominent contact details, helping them stand out and drive more bookings. Furthermore, we provide hoteliers with additional analytics about who searches for them as well as benchmarking against their competition.

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trivago Hotel Manager “Direct Connect,” which enables independent hotels to publish their website rates directly on their profiles, helping them to increase direct bookings and their prominence in our marketplace.

Hotels set a monthly budget, and we create an optimized marketing campaign, automatically calculating CPC bids that are competitive with other advertisers and seek to increase referrals. A dedicated team of marketing experts is available via email or phone to support hotels.

trivago Intelligence, a marketing platform for multi-property management that enables hotel chains and OTAs to manage their inventory and CPCs.

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trivago Intelligence, which provides holistic control for our advertisers that wish to closely manage and analyze their advertising on our marketplace. It allows them to bid on individual hotels with a high degree of granularity and control, provides metrics and feedback on specific advertising campaigns and offers advice to optimize bidding strategy and drive additional referrals.

•

Automated Bidding, which allows OTAs, hotel chains and independent hotels to bid efficiently on listings. Advertisers are able to decide the traffic volumes or return on advertising investment they wish to reach and the tool will automatically set and adjust bids according to the target. We believe this is an especially valuable tool for advertisers that are less familiar with online bidding models, although it is our belief that larger, more experienced advertisers will also increasingly value the efficiency Automated Bidding provides.

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Express Booking, which is developed to help our advertisers drive bookings by providing the option of an easy check-out engine within our marketplace. Although the booking information is completed on our site, the advertiser processes payment directly, confirms the booking and provides any booking support. We also prominently feature the brand of the advertiser taking the booking, allowing our advertisers to continue to build their own brand within our marketplace.

•

Direct Connect for Chains, which enables hotel chains to publish rates from their website directly on their inventory using their existing Central Reservation System and Internet Booking Engine. This helps them increase direct bookings and their prominence on our marketplace. Hotel chains that run direct connect campaigns also get access to Automated Bidding and Express Booking tools.

Our customers

Customers that pay to advertise on trivago include:

•	OTAs, including large international players, as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Independent hotels; and

•	Industry participants, including metasearch and content providers.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, ebookers and Venere, in the aggregate, accounted for 39% and 35% of our total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. The Priceline Group and its affiliated brands, Booking.com and, through 2015, Agoda, accounted for 27% and 43% of our total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively.

Nearly all of our agreements with advertisers, including our agreements with our three largest advertisers, may be terminated at will or upon three to seven days’ prior notice by either party. Although the bulk of our revenue comes from three large OTAs, we have a large number of advertisers on our marketplace, which we believe helps to limit dependence on any one advertiser or group of advertisers.

Competition

We operate in a highly competitive market. Travelers have a range of options to find and book hotel rooms and other accommodations, both offline and online. Similarly, OTAs, hotel chains and independent hotels advertise their rooms through both offline and online channels. While we face competition from offline and online channels, we believe that we compete favorably due to our differentiated user and advertiser propositions.

Competition for users

We compete to attract users to our websites and apps to help them research and find hotels. Given our position at the top of the online hotel search funnel, many companies we compete with are also our customers.

Our principal competitors for users include:

•	Online metasearch and review websites, such as Kayak, Qunar and TripAdvisor;

•	Search engines such as Baidu, Bing, Google and Yahoo!;

•	Independent hotels and hotel chains such as Accor, Hilton and Marriott;

•	OTAs, such as Booking.com, Ctrip and Expedia; and

•	Alternative accommodation providers such as Airbnb and HomeAway.

Competition for advertisers

We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC rates and advertisers’ implied return on investment. While we compete with OTAs, hotel chains and independent hotels for user traffic, these parties also represent the key contributors to our supply. Because we primarily refer our users to advertisers’ websites, we do not believe that we compete directly with advertisers for bookings.

Our principal competitors for advertisers’ marketing spend include:

•	Print media, such as local newspapers and magazines;

•	Other traditional media, such as TV and radio;

•	Search engines, such as Baidu, Bing, Google and Yahoo!;

•	Online metasearch and review websites, such as Kayak, Qunar and TripAdvisor;

•	Social networking services, such as Facebook and Twitter;

•	Websites offering display advertising;

•	Email marketing software and tools;

•	Online video channels, such as YouTube; and

•	Mobile app marketing.

Technology and infrastructure

Data and proprietary algorithms

We process a large amount of user data from public sources, user traffic, advertisers and direct connections into the databases of over 200 advertisers as of September 30, 2016. We believe it is central to the success of our business that we effectively capture and parse this data. To achieve this, we have developed proprietary algorithms that drive key actions across our platform, including search, listings and bidding tools. We continue to explore new ways to capture relevant data and feed this into our platform to further enhance the experience for both our users and advertisers.

Infrastructure

We host our platform at five different locations in Germany, the United States, Hong Kong and China, while also selectively leveraging cloud hosted services, which we believe offers us secure and scalable storage at limited incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. It is our policy to store separately the limited amount of sensitive data that we do capture. Our data centers are PCI compliant. We have designed our websites, apps and infrastructure to be able to support high volume demand. In the twelve months ended September 30, 2016, we received approximately 1.4 billion visits.

Software

We develop our own software through our teams based in Germany, the Netherlands and Spain, employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

Marketing

We believe that building and maintaining the trivago brand and clearly articulating our value proposition will drive both travelers and advertisers to our platform. We focus our marketing teams and spend towards building effective messaging to a broad audience. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize performance end to end, starting with the pretesting of the creative and ending with the optimization of media spend. We have built in-house tools that capture data and calculate our return on investment on almost every element of our brand and performance marketing.

We invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube), radio and out-of-home advertising. The amount and nature of our marketing spend varies across our markets, depending on multiple factors including cost efficiency, local media dynamics, size of market and our existing brand presence in that market.

We are active in online performance marketing channels, continuously optimizing each advertisement through dedicated tests. We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media.

Sales

We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with over 200 advertisers as of September 30, 2016, work with advertisers to ensure they are optimizing their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We seek to provide tailored advice to each of our advertisers, and thus have dedicated sales teams for OTAs, hotel chains and independent hotels.

We aim to maintain close dialogues with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer solutions to optimize their advertising through our marketplace.

Certain advertisers, including some independent hotels, are often less familiar with CPC bidding models and online advertising more broadly, so our process of relationship building can follow a longer sales cycle than is the case typically with OTAs. The starting point for these sales processes can be building their awareness of the relevance of our marketplace to their business, articulating the opportunities our independent platform offers, onboarding hotels by encouraging them to edit their information and profiles on our site, upselling more advanced products to further enhance their profiles, and encouraging hotels to start bidding directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each hotel. As of September 30, 2016, over 220,000 hotels engaged through Hotel Manager directly with our platform, of which over 25,000 subscribed to Hotel Manager Pro.

Our employees and culture

As of September 30, 2016, we had 1,103 full-time employees, 1,010 of which worked in Germany, with an average age of 29. Including part-time employees, 1,183 people were employed by trivago as of September 30, 2016.

We recruit across multiple continents and are culturally diverse. As of September 30, 2016, approximately one-third of our employees were German nationals, with the remaining two-thirds comprised of over 50 different nationalities.

We believe that our entrepreneurial corporate culture, flexible working hours and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.

Internally, we distill our values into six core qualities:

•	Trust: We want to build an environment in which mutual trust can develop that gives employees the confidence to discuss matters openly and act freely.

•	Authenticity: We aim to be authentic and appreciate constructive and straight feedback.

•	Entrepreneurial passion: We believe that entrepreneurial passion drives us forward to continuously try out new and improved ways of thinking and doing.

•	Power of proof: We believe that data, used correctly, can lead to empirical, proof-based decision making across the organization.

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Focus:    We focus our energy on our mission of being the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate. This mission drives where we spend our time and focus. We believe that multiple small, incremental improvements towards this goal add up to long-term success.

•	Learning: We never stand still and choose to remain open minded and inquisitive. We try new ideas and continue to challenge received wisdom.

Intellectual property

Our intellectual property, including trademarks, is an important component of our business. We rely on confidentiality procedures and contractual provisions with suppliers to protect our proprietary technology and our brands. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants.

We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, Room5, Youchan and our trivago logo. These trademarks are registered in various jurisdictions.

Government regulation

trivago provides data and information to its advertisers and users and conducts marketing activities that are subject to consumer protection laws in jurisdictions in which we operate regulating unfair and deceptive practices. For example, the United States and European Union are increasingly regulating certain activities on the Internet and online commerce, including the use of information retrieved from or transmitted over the Internet and user-generated content, are increasingly focused on ensuring user privacy and information security and limiting behavioral targeting and online advertising, and are imposing new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, we are subject to an evolving set of data privacy laws. As of May 25, 2018, a new EU data protection regime will become applicable that provides for a number of changes to the existing EU data protection regime, including imposing stricter requirements on companies that process personal data, stricter internal processes for the transparency of processed data, stricter requirements on computer safety measures and controls, and greater rights of individuals to demand, e.g., information on or the deletion of processed data. Certain breaches of the new regime impose fines up to €20 million, or 4% of the global turnover on a group basis, whichever is greater.

Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on trivago’s services, and whether or how trivago might be affected. Increased regulation of the Internet could increase the cost of doing business or otherwise materially adversely affect trivago’s business, financial condition or results of operations.

Facilities

Our corporate headquarters are located in Düsseldorf, Germany where we lease office space of 17,761 square meters, in the aggregate, under separate lease agreements expiring between December 2017 and 2019.

On July 23, 2015, we entered into a lease agreement for 25,900 square meters of office space at another location in Düsseldorf, Germany for a ten-year fixed term commencing upon finalization of the construction of the facilities. We intend to relocate our corporate headquarters to such facilities in 2018 when construction is expected to be completed.

Insurance

We maintain insurance policies, coverage and deductibles as we believe to be customary for a company in our industry, as well as director and officer liability insurance. We periodically review our coverage for adequacy in light of the risks we face as a business and as business conditions change.

Legal proceedings

From time to time, we and our subsidiaries may be involved in various claims and legal proceedings relating to claims arising out of our operations.

We are not currently a party to any material legal proceedings (including any such proceedings that are pending or threatened of which we are aware).

Management

Below is a summary of relevant information concerning our management board and supervisory board as well as a brief summary of certain significant provisions of Dutch corporate law, the articles of association that will be in effect upon the completion of this offering and the DCGC. Please see also “Description of share capital and articles of association.”

Management board and supervisory board members

The following tables present information about our management board members and the persons expected to compose our supervisory board including their ages and position as of the date of completion of this offering (ages are given as of the date of this prospectus). All managing directors were appointed to the management board in 2016, and it is expected that all of the members of our supervisory board listed herein will be appointed to the supervisory board in 2016. The current business addresses for the members of our management and supervisory boards is c/o trivago GmbH, Bennigsen-Platz 1, 40474 Düsseldorf, Germany.

Management board

The following persons are the members of our management board.

Name	Age	Position

Management board

Axel Hefer	39	Managing Director for Finance, Legal and International (chief financial officer)

Andrej Lehnert	47	Managing Director for Marketing and Business Intelligence

Rolf Schrömgens	40	Managing Director for Product, People and Culture (chief executive officer)

Malte Siewert	42	Managing Director for Marketplace

Johannes Thomas	29	Managing Director for Advertiser Relations and Business Operations and Strategy

Peter Vinnemeier	42	Managing Director for Technology

The following paragraphs set forth biographical information regarding our management board members:

Axel Hefer was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2016. Prior to joining trivago GmbH, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an M.B.A. from INSEAD.

Andrej Lehnert was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since May 2015. Prior to joining trivago GmbH in 2011, Mr. Lehnert led his own Internet venture from 2008 to 2011, after having been with the William Wrigley Jr. Company from 2001 to 2008, lastly in the role of Director, Global Market Intelligence. Mr. Lehnert holds a degree of business administration from University Erlangen-Nuremberg.

Rolf Schrömgens was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2005. Prior to joining trivago GmbH, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website, from 1999 to 2001. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).

Malte Siewert was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2006. Prior to joining trivago GmbH, Mr. Siewert was an investment banker at HSBC Trinkaus und Burkhardt from 2001 until 2005 and Merrill Lynch in 2006. Mr. Siewert holds a diploma in management from Leipzig Graduate School of Management (HHL).

Johannes Thomas was appointed as a managing director of the company in 2016, and joined the company in 2011 as Global Head of SEM and has served as a managing director since June 2015. Before joining trivago GmbH, Mr. Thomas worked as a Marketing Executive at isango! (TUI today), a website for booking travel experiences from 2009 to 2010. He later founded his own company, which operated travel sites in Germany, Italy and Spain.

Peter Vinnemeier was appointed as a managing director of the company in 2016, and has served as a managing director of trivago GmbH since 2005. Prior to joining trivago GmbH, Mr. Vinnemeier was founder and VP Technology at ciao.com. Mr. Vinnemeier holds a diploma in management from Leipzig Graduate School of Management (HHL).

Supervisory board

The following persons are expected to be the members of our supervisory board upon completion of this offering.

Name	Age
Supervisory board members
Mieke S. De Schepper	41
Peter M. Kern	49
Dara Khosrowshahi	47
Frédéric Mazzella	40
Mark D. Okerstrom	43
Niklas Östberg	36
David Schneider	34

It is anticipated that pursuant to the Amended and Restated Shareholders’ Agreement, Mrs. De Schepper and Messrs. Kern, Khosrowshahi and Okerstrom will be selected to serve as supervisory board members by Expedia and Messrs. Mazzella, Östberg, and Schneider will be selected to serve as supervisory board members by the Founders.

The following is a brief summary of the business experience of the persons we anticipate will be our supervisory board members.

Mieke S. De Schepper has served as Vice President, Asia Pacific Market Management at Expedia Lodging Partner Services, a subsidiary of Expedia, Inc. since 2015. Prior to joining Expedia, Mrs. De Schepper served in various roles at Philips Electronics from 2005 to 2014, including as Country Manager, Singapore, Brunei, Myanmar and Mongolia at Philips Lighting from 2012 to 2014; as Asia Pacific Head of Philips Consumer Marketing & Sales, overseeing China, India, ASEAN and Pacific, from 2009 to 2012; and as Global Director of Consumer Marketing and Product Development within the Home Theater and DVD business in Singapore from 2007 to 2009. Prior to her service at Philips, Mrs. De Schepper was a consultant at McKinsey & Company from 2002 to 2004. Mrs. De Schepper has an M.B.A. from INSEAD and a Master’s of Science in Industrial Design Engineering from Delft University of Technology.

Peter M. Kern has been a director of Expedia since completion of the IAC/Expedia spin-off. Mr. Kern is a Managing Partner of InterMedia Partners, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was

Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. Since April 2013, Mr. Kern has served as Chairman of the Board of Directors of Hemisphere Media Group, Inc., a publicly traded Spanish-language media company. Mr. Kern is on the Board of Directors of Tribune Media Company. Mr. Kern also serves on the boards of a number of private companies, including Luxury Retreats International Holdings, Inc. and TV Squared Limited. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.

Dara Khosrowshahi has been a director and the Chief Executive Officer of Expedia since completion of the IAC/ Expedia spin-off. Mr. Khosrowshahi served as director of TripAdvisor, Inc., from the TripAdvisor spin- off until February 2013. Mr. Khosrowshahi served as the Chief Executive Officer of IAC Travel, a division of IAC, from January 2005 to the IAC/Expedia spin-off date. Prior to his tenure as Chief Executive Officer of IAC Travel, Mr. Khosrowshahi served as Executive Vice President and Chief Financial Officer of IAC from January 2002 to January 2005. Mr. Khosrowshahi served as IAC’s Executive Vice President, Operations and Strategic Planning, from July 2000 to January 2002 and as President, USA Networks Interactive, a division of IAC, from 1999 to 2000. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning and was promoted to Senior Vice President in 1999. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi is currently a member of the Boards of Directors of Fanatics Inc. and The New York Times Company.

Frédéric Mazzella founded and has served as the Executive Chairman of Comuta S.A. (BlaBlaCar) since 2006 and was Chief Executive Officer from 2006 to 2016. Mr. Mazzella holds an M.B.A. from INSEAD, a Master’s degree in computer science from Stanford University and a Master’s degree in physics from École Normale Supérieure.

Mark D. Okerstrom has served as Expedia’s Chief Financial Officer and Executive Vice President of Operations since October 2014, and as Chief Financial Officer and Executive Vice President from September 2011 until October 2014, and Secretary from October 2011 until April 2012. He previously served as Senior Vice President of Corporate Development of Expedia since February 2009. Having joined Expedia in October 2006, Mr. Okerstrom had also previously served as Vice President, Corporate Development until February 2009 and as Senior Director, Corporate Development until February 2008. Prior to joining Expedia, Mr. Okerstrom was a consultant with Bain & Company in Boston and San Francisco, and worked with UBS Investment Bank in London. Prior to that, Mr. Okerstrom practiced as an attorney with the global law firm of Freshfields Bruckhaus Deringer in London. Mr. Okerstrom holds an M.B.A. from Harvard Business School and a law degree from the University of British Columbia.

Niklas Östberg has been the co-founder, Chief Executive Officer and a director of Delivery Hero Holding GmbH since May 2011. Mr. Östberg also serves as a director of Online Pizza Norden AB. Mr. Östberg holds a Master’s degree from the Royal Institute of Technology in Stockholm, Sweden.

David Schneider has served as a director of Zalando SE since 2008. Mr. Schneider also serves as a director and limited partner of several private companies, including zLabels GmbH, La Plata GmbH, Kiefholzstraße Immobilien GmbH & Co. KG, Hamburger Platz Immobilien GmbH & Co. KG and Anatwine Ltd. Mr. Schneider holds an M.B.A. from WHU-Otto-Beisheim School of Management in Vallendar, Germany.

Board structure after this offering

At the time of completion of this offering, we will have a two-tier board structure consisting of our management board (bestuur) and a separate supervisory board (raad van commissarissen). Each management board and supervisory board member will owe a duty to us to properly perform the duties assigned to him or her and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Management board

Our management board will be responsible for the day-to-day management of our company, subject to certain limitations as set out in the articles of association and the internal rules of our management board (which we will refer to as the Management Board Rules), and for our strategy, policy and operations subject to the Amended and Restated Shareholders’ Agreement and under the supervision of our supervisory board.

Our management board is required to keep our supervisory board informed, and to consult with our supervisory board, on important matters and to submit certain important decisions to our supervisory board for its approval as set out below. Except as agreed in our annual business plan, which is subject to the approval of our supervisory board, prior to entering into the following transactions or making the following decisions with respect to the company or any subsidiary, our management board shall obtain the prior consent of the supervisory board:

1.	sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a Subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than $1,000,000, or (ii) between $1,000,000 and $10,000,000 except to the extent prior notice is provided to Expedia, Inc. and such sale, transfer, lease or other disposition would be permitted under Expedia, Inc.’s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any subsidiary (except to the extent prior notice is provided to Expedia, Inc. and such merger or sale is permitted under Expedia, Inc.’s credit facilities);

2.	liquidating or dissolving the company or any subsidiary;

3.	granting loans, payment guarantees (Bürgschaften), indemnities, or incurring other liabilities to third parties outside the ordinary course of business in excess of €10,000,000;

4.	taking out loans, borrowings or other debt (or providing any guarantee of such obligations of any other person or entity) or granting any liens other than liens securing the foregoing, which permitted debt and liens at any time outstanding exceed €25,000,000;

5.	entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the company or any subsidiary being liable for the obligations of a third party, (ii) five years, or (iii) agreements pursuant to Section 7.1(h) of the Amended and Restated Shareholders’ Agreement;

6.	entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;

7.	entering into agreements (i) which cannot be terminated without penalty within (a) three years and involving annual expenditures in excess of €10,000,000 or (b) five years, or (ii) for annual expenditures in excess of €15,000,000, save that the threshold for expenditures for brand marketing shall be €50,000,000;

8.	entering into agreements under which we or any subsidiary binds or purports to bind any of our shareholders or our shareholders’ affiliates (other than our subsidiaries) or to cause such shareholders or affiliates to take or forbear from taking action;

9.	entering into, amending or terminating agreements between us (or any subsidiary) and any managing director of the company or any subsidiary, any companies affiliated with such managing director, or third parties represented by such managing director;

10.	entering into or amending any agreements or other arrangements with any third party that restrict in any fashion the ability of the company (or any subsidiary), which ability shall be subject to the terms of the Management Board Rules (a) to pay dividends or other distributions with respect to any shares in the capital of the company (or any subsidiary) or (b) to make or repay loans or advances to, or guarantee debt of, any of the company’s shareholders or such shareholders subsidiaries;

11.	entering into, amending or terminating domination agreements (Beherrschungsverträge), profit and loss pooling agreements (Gewinnabführungsverträge), business leasing contracts (Unternehmenspachtverträge) or tax units (Organschaften);

12.	entering into any transaction with any affiliate or shareholder of the company which is outside the ordinary course of business and not at arms’ length terms;

13.	issuing shares in the capital of the company or any subsidiary (including phantom stock and profit participation rights) or granting options (including phantom options) or subscription rights for shares of the company or any subsidiary, except pursuant to the company’s 2016 Plan (as defined below), any successor incentive plan, and any predecessor phantom option and profit sharing bonus agreements in existence as of the date hereof or amended pursuant to forms of amendment approved by the general meeting of shareholders of the company, in each case as amended, supplemented or otherwise modified from time to time (the “Incentive Plan”);

14.	share repurchases by the company or any subsidiary (other than in connection with conversion of Class B shares into Class A shares);

15.	amendments, modifications or waivers to, or the exercise of any rights under, any stock option, phantom option or similar program of the company or any subsidiary, except to the extent provided in the Incentive Plan;

16.	making changes to regulatory or tax status or classification of the company or any subsidiary;

17.	change of material accounting standards not required by applicable law or Dutch or U.S. GAAP policy;

18.	entering into, amending or terminating employment contracts with founding managing directors, the chief executive officer of the company or the chief financial officer of the company;

19.	entering into any collective bargaining agreements (Tarifverträge); and

20.	initiating or settling material litigation in excess of €1,000,000.

The management board shall, in due course at least 30 days before the end of each fiscal year of the company, prepare and submit to the supervisory board an annual business plan for the following fiscal year. The annual business plan shall become effective upon the approval of the supervisory board, and the annual business plan may be amended by the management board by a quarterly plan with the consent of the supervisory board. The annual business plan will address, in reasonable detail, any anticipated transactions of the type described in item 1 above. The fiscal year of the company shall be the calendar year.

If at the beginning of a fiscal year no new annual business plan is in effect because the supervisory board did not approve the annual business plan submitted by the management board or the management board did not submit an annual business plan as and when required hereunder, the annual business plan for the previous business year shall stay in effect until such time when the supervisory board approves a new annual business plan for the running fiscal year, provided that the target figures for revenue and adjusted EBITDA shall increase by 15% to the previous annual business plan and expense items shall be adjusted accordingly.

Our management board will be initially comprised of six members. Our management board members have been appointed pursuant to our deed of incorporation. Each management board member shall have a term of office of one year. After expiration of this term, management board members may be re-appointed. The composition of our management board will be subject to the rights of the Founders and Expedia under the Amended and Restated Shareholders’ Agreement.

Under our articles of association, the supervisory board may elect one management board member to be the chief executive officer and another management board member to be the chief financial officer subject to the terms of the Amended and Restated Shareholders’ Agreement. The supervisory board may revoke the title chief executive officer or chief financial officer subject to the terms of the Amended and Restated Shareholders’ Agreement, provided that such management board member shall subsequently continue his term of office as a management board member without having the title of chief executive officer or chief financial officer, respectively. Initially, Mr. Schrömgens will serve as chief executive officer and Mr. Hefer will serve as chief financial officer.

Following the completion of this offering, management board members will be appointed by our general meeting of shareholders upon the binding nomination by the supervisory board. Under Dutch law, a management board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.

Supervisory board

Our supervisory board will be responsible for supervising the conduct of and providing advice to our management board and for supervising our business generally, subject to our articles of association, the Amended and Restated Shareholders’ Agreement and the internal rules of our supervisory board (which we will refer to as Supervisory Board Rules). Our supervisory board will also have the authority to, at its own initiative, provide our management board with advice and may request any information from our management board that it deems appropriate. In performing its duties, our supervisory board will be required to take into account the interests of our business as a whole.

Our supervisory board will initially be comprised of seven members, at least four of whom will not be citizens or residents of the United States. Our supervisory board members will be appointed by our general meeting of shareholders in accordance with the articles of association prior to the consummation of this offering. Pursuant to the Amended and Restated Shareholders’ Agreement, four supervisory board members will be selected by Expedia and three supervisory board members will be selected by the Founders; Expedia and the Founders will consult one another on their respective selections. Each supervisory board member will be appointed for a term of three years.

Following the completion of this offering, supervisory board members will be appointed by the general meeting of shareholders upon the binding nomination by our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that any new supervisory board member will be proposed for nomination by either Expedia or the Founders as applicable, dependent on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. Expedia and the Founders have agreed to consult one another on their respective proposals. A supervisory board member may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a shareholder resolution passed by a majority of at least a two thirds of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that Expedia may designate the chairman of the supervisory board, which chairman will be entitled to cast a tie-breaking vote. Initially,                          will be designated as chairman.

Supervisory board member independence

As a foreign private issuer under the SEC rules, we are not required to have independent directors on our supervisory board, except to the extent that our Audit Committee is required to consist of independent supervisory board members. However, upon the completion of this offering, our supervisory board will have determined that, under current NASDAQ listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs. Kern, Mazzella, Östberg and Schneider would be considered independent supervisory board members.

Under the independence criteria of the DCGC (which requires that our supervisory board be composed of independent members, except for no more than one member who is not independent), Messrs.              and              will be independent supervisory board members.

Management Board Rules and Supervisory Board Rules

Our management board, with our supervisory board’s approval, will adopt the Management Board Rules. Pursuant to the Management Board Rules, such rules may be amended by our management board, subject to approval by our supervisory board and the terms of the the Amended and Restated Shareholders’ Agreement. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that resolutions of our supervisory board to approve the amendment of the rules of procedures of the management board that adversely affect the Founders require consent of at least one of the Founders.

Our supervisory board is expected to adopt the Supervisory Board Rules upon its installation. Pursuant to the Supervisory Board Rules, they may be amended by our supervisory board subject to the terms of the Amended and Restated Shareholders’ Agreement.

Foreign private issuer status

We will be a foreign private issuer. As a result, in accordance with NASDAQ listing requirements, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with NASDAQ corporate governance requirements. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of NASDAQ Listing Rule 5620(b). As permitted by the listing requirements of NASDAQ, we have also opted out of the requirements of NASDAQ Listing Rule 5605(d), which requires an issuer to have a compensation committee that, inter alia, consists entirely of independent directors, and NASDAQ Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations. We will also rely on the phase-in rules of the SEC and NASDAQ with respect to the independence of our audit committee. These rules require that a majority of our supervisory board members must be independent and all members of our audit committee must meet the independence standard for audit committee members within one year of the effectiveness of the registration statement of which this prospectus forms a part. Following the completion of this offering, we will satisfy NASDAQ Listing Rule 5605(c)(2)(A), subject to the phase-in rule cited above. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of NASDAQ Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of share capital and articles of association.”

Controlled company exemption

In addition to exemptions on which we may rely as a foreign private issuer, following this offering, Expedia will beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in the NASDAQ rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the Board of Directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We are currently utilizing these exemptions and expect to continue to do so. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on NASDAQ.

Supervisory board committees

The supervisory board will establish prior to the completion of this offering, an audit committee and a compensation committee.

Audit Committee

The audit committee, which is expected to consist of Messrs. Kern, Östberg, and Schneider, will assist the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that Expedia may designate the chairman of the audit committee, provided that such chairman is independent. Mr. Kern will serve initially as Chairman of the committee. The audit committee will consist exclusively of members of our supervisory board who are financially literate, and Mr. Kern is considered an “audit committee financial expert” as defined by the SEC. Our supervisory board has determined that Mr. Kern satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with NASDAQ rules.

Upon completion of this offering, the audit committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis;

•

reviewing and discussing with the management board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without members of our management board being present.

Compensation Committee

The compensation committee, which is expected to consist of Mrs. De Schepper and Messrs. Khosrowshahi and Okerstrom, will assist the supervisory board in determining the compensation of the management board and the supervisory board, in accordance with the remuneration policy that has been determined by the general meeting of shareholders.                 will serve as Chairman of the committee. Under SEC and NASDAQ rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.

Upon the completion of this offering, the compensation committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to management and supervisory board compensation;

•	review and approve or make recommendations regarding our incentive compensation and equity-based plans and arrangements,

•	review and discuss with management the compensation disclosures to be included in filings and submissions with the SEC.

•	prepare an annual compensation committee report.

•	report regularly to the supervisory board regarding its activities.

Code of Business Conduct and Ethics

Upon completion of this offering, we intend to adopt a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Management board member services agreements

After the completion of this offering, we intend to enter into services agreements with each of the members of our management board. These agreements will provide for benefits upon a termination of service, and will contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.

Supervisory board member services agreements

Prior to the completion of this offering, we intend to enter into services agreements with each of the members of our supervisory board for an indefinite period of time, provided that the agreements will terminate upon dismissal, resignation or expiry of term of office (subject to reappointment) of the supervisory board member concerned. These agreements will provide for the compensation awarded to the supervisory board members (if any).

Compensation of management board and supervisory board members

The aggregate compensation, including benefits in kind, accrued or paid to our management board members with respect to the year ended December 31, 2015, for services in all capacities was €2.2 million ($2.4 million). As of December 31, 2015, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our management board members. For the year ended December 31, 2015, members of our management board were granted 45 share options, 15 of which were granted with a strike price of €17,953, the remainder of which had a strike price of €1.00. The shares subscribed for underlying the grants are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016 and 2018. In the third quarter of 2016, a member of our senior management was granted 25,500 Class B share options (25.5 Class A equivalent options), 7,500 of which were granted with a Class A equivalent strike price of €1,000.00, the remainder of which had a Class A equivalent strike price of €100,000.00. The shares subscribed for underlying the grants are eligible to participate in the prescribed liquidity event to occur in 2022. See “Management’s discussion and analysis of financial condition and results of operations—Share-based compensation” for additional information.

Existing option awards

We have outstanding stock options granted under arrangements negotiated in connection with the controlling-interest acquisition of trivago by Expedia Lodging Partner Services S.à r.l., an affiliate of Expedia, Inc. in 2013. See “Management’s discussion and analysis of financial condition and results of operations—Share-based compensation” for a further description of such awards. As of December 31, 2014 and 2015, we had 1,067 and 722 trivago GmbH Class A units outstanding for equity share option issuance. As of September 30, 2016, we had 753 trivago GmbH Class A unit equivalent options outstanding. We will issue new trivago N.V. shares, which will be represented by ADSs, to satisfy the exercise of these options. In conjunction with the pre-IPO corporate reorganization and in connection with this offering, we intend for holders of outstanding stock options to receive options to purchase trivago N.V. shares or ADSs and all outstanding stock options that are vested at the time of the IPO will be immediately exercisable following the IPO into shares of trivago N.V., which we intend will be delivered in the form of ADSs. No additional grants will be made under such existing option arrangements after the completion of this offering.

Equity Incentive Plan 2016

In conjunction with the completion of this offering, we intend to establish the trivago N.V. 2016 Omnibus Incentive Plan (“the 2016 Plan”) with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants by providing them incentives directly linked to shareholder value. The maximum number of Class A shares available for issuance under the 2016 Plan shall be              Class A shares (with a maximum of              Class A shares that may be granted to directors. Class A shares issuable under the 2016 Plan will be represented by ADSs for such Class A shares.

Plan administration.    The 2016 Plan is administered by a committee of at least two members of our supervisory board, which we refer to as the plan committee. The plan committee must approve all awards to directors. Our management board may approve awards to eligible recipients other than directors, subject to annual aggregate and individual limits as may be agreed to with the supervisory board. Subject to applicable law or the listing standards of the applicable exchange, the plan committee may delegate to other appropriate persons the authority to grant equity awards under the 2016 Plan to our eligible award recipients.

Eligibility.    Management board members, officers, employees and consultants of the company or any of our subsidiaries or affiliates, and any prospective directors, officers, employees and consultants of the company who have accepted offers of employment or consultancy from the company or our subsidiaries or affiliates (excluding supervisory board members) are eligible for awards under the 2016 Plan.

Awards.    Awards include options, share appreciation rights, restricted share units and other share-based and cash-based awards. Awards may be settled in stock or cash. The option exercise price for options under the 2016 Plan shall not be less than the fair market value of a share as defined in the 2016 Plan on the relevant grant date. To the extent that listing standards of the applicable exchange require the company’s shareholders to approve any repricing of options, options may not be repriced without shareholder approval.

Vesting period.    Options and share appreciation rights shall vest and become exercisable at such time and pursuant to such conditions as determined by the plan committee and as may be specified in an individual grant agreement. The plan committee may at any time accelerate the exercisability of any option or share appreciation right. Restricted shares may vest based on continued service, attainment of performance goals or both continued service and performance goals. The plan committee at any time may waive any of these vesting conditions.

Term.    Options and share appreciation rights will have a term of not more than ten years. The 2016 Plan will also have a ten year term, although awards outstanding on the date the 2016 Plan terminates will not be affected by the termination of the 2016 Plan.

Insurance and indemnification

Management board and supervisory board members have the benefit of indemnification provisions in our articles of association. These provisions give management board members, supervisory board members and certain other officers of the company the right, to the fullest extent permitted by law and unless covered by an insurance policy taken out for such indemnities to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. In addition, the members of our management board and our supervisory board are expected to enter into indemnification agreements with us, providing materially similar indemnification as described in the preceding two sentences.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to management board and supervisory board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Principal and selling shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of September 30, 2016 (i) prior to the completion of this offering, (ii) as adjusted to reflect the sale of our ADSs in this offering and creation of Class B shares as part of the pre-IPO corporate reorganization and (iii) the post-IPO merger resulting in the issuance of Class B shares to the Founders, for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A shares;

•	each Selling Shareholder;

•	each member of our management board and our supervisory board; and

•	each member of our management board and our supervisory board as a group.

For further information regarding material transactions between us and principal shareholders, see “Related party transactions.”

The number of shares (or share capital) beneficially owned by each entity, person, management board member and supervisory board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power or from which the individual has the right to receive the economic benefit as well as any shares that the individual has the right to acquire within 60 days of September 30, 2016 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit with respect to all Class A shares held by that person.

The following table is presented as of September 30, 2016 and assumes no exercise of the option to purchase additional ADSs from the Selling Shareholders. See “Corporate structure—Corporate reorganization” for additional information regarding the corporate reorganization. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago GmbH, Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany.

	Ordinary shares beneficially owned prior to this offering(1)				% Voting power before this offering(2)	Ordinary shares beneficially owned after this offering(1)(3)				% Voting power after this offering(2)	Ordinary shares beneficially owned assuming completion of the post-IPO merger(4)				% Voting power(2)
	Class A		Class B			Class A		Class B			Class A		Class B
Name of beneficial owner	Shares	%	Shares	%		Shares	%	Shares	%		Shares	%	Shares	%
5% or greater shareholders
Expedia, Inc.(5)
Management board and supervisory board members
Rolf Schrömgens
Peter Vinnemeier
Malte Siewert
Axel Hefer
Andrej Lehnert
Johannes Thomas
All management board and supervisory board members as a group (6 persons)

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A shares.

(1)	Assumes the transactions to be completed in connection with the pre-IPO corporate reorganization have been completed. See “Corporate structure–Corporate reorganization–Pre-IPO corporate reorganization.”
(2)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, as a single class. The holders of our Class B shares are entitled to ten votes per share, and holders of our Class A shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B shares, see “Description of share capital and articles of association—Special voting structure and conversion.” Each Class B share is convertible into one Class A share at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances.
(3)	In the event the post-IPO merger is not consummated, the Founders will hold shares of trivago SE, representing an aggregate noncontrolling interest of %. Accordingly, the beneficial ownership of our shares after the implementation of the SE structure would be equivalent to the ordinary shares beneficially owned after the completion of this offering. The Founders will have the right, pursuant to the IPO Structuring Agreement, to contribute shares of trivago SE to trivago N.V. in exchange for our Class A shares or Class B shares, which would reduce the related noncontrolling interest, and can thereafter sell such shares from time to time. See “Related party transactions—Amended and Restated Shareholders’ Agreement” and “IPO Structuring Agreement.”
(4)	Assumes the transactions to be completed in connection with the post-IPO merger have been completed. See “Corporate structure–Corporate reorganization–Post-IPO corporate reorganization.”
(5)	Expedia, Inc. holds its interest in the company through Expedia Lodging Partner Services S.à r.l., an indirect wholly owned subsidiary of Expedia, Inc. The address for Expedia, Inc. is 333 108th Avenue NE, Bellevue, WA 98004.

Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2014 with any of the members of our management board or supervisory board and the holders of more than 5% of our shares.

Relationship with Expedia

In 2013, Expedia completed the purchase of a 63% equity position in the company, purchasing all outstanding equity not held by the founders or employees for €477 million. During the second quarter of 2016, Expedia exercised its call right on certain shares held by non-founder employees of the company, which were originally awarded in the form of stock options pursuant to the trivago employee stock option plan and subsequently exercised by such employees, and elected to do so at a premium to fair value.

Shareholders’ Agreement

In connection with Expedia’s purchase of shares of trivago GmbH in 2013, Expedia, trivago GmbH and the Founders entered into a shareholders’ agreement, dated as of December 21, 2012, as amended, or the Shareholders’ Agreement. The Shareholders’ Agreement contains certain put/call rights whereby Expedia may cause the Founders to sell to it, and the Founders may cause Expedia to acquire from them, up to 50% and 100% of the trivago shares held by them at fair value during two windows. The first window would have closed during the first half of 2016. However, during the second quarter of 2016, Expedia and the Founders agreed not to exercise their respective put/call rights during that window and instead to postpone the window while the parties explore the feasibility of an initial public offering of trivago shares. Under the parties’ agreement, the first window will reopen on March 31, 2017 or earlier if the parties abandon an initial public offering before then. The Shareholders’ Agreement contains restrictions on Expedia’s access to information relating to customers and business partners of trivago. This Shareholders’ Agreement will be amended and restated as described more fully below. See “Amended and Restated Shareholders’ Agreement of trivago N.V.”

Amended and Restated Shareholders’ Agreement of trivago N.V.

Prior to this offering (but contingent upon its completion), travel B.V., trivago GmbH, the Founders and Expedia Lodging Partner Services S.à r.l. will enter into an amended and restated shareholders’ agreement, which we refer to as the Amended and Restated Shareholders’ Agreement.

Agreements regarding the supervisory board

The Amended and Restated Shareholders’ Agreement will provide that upon completion of this offering, our supervisory board will be comprised of seven members who will each serve for a three year term. Subject to applicable law, including applicable Nasdaq standards: (a) for so long as the Founders and their affiliates hold, collectively, at least 15% of the total number outstanding of Class A and Class B shares or shares in trivago GmbH, trivago AG or trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), the Founders will be entitled to designate for binding nomination three members to our supervisory board, all of whom must be independent; and (b) Expedia will be entitled to designate for binding nomination all other members of our supervisory board, one of whom will be the chairperson of the board with a tie breaking vote and, if the nominee is qualified, one of whom will be the chairman of our audit committee. Expedia will be entitled to increase or decrease the size of the supervisory board, provided that the number of members who the Founders are entitled to appoint is not less than three-sevenths (rounded to the nearest whole number) of the members of the supervisory board.

The Amended and Restated Shareholders’ Agreement will also set forth agreements regarding the committees of the supervisory board and the rules of procedure. See “Management—Supervisory board committees.”

Our supervisory board members will be appointed by our shareholders acting at a general meeting upon a binding nomination by the supervisory board as described in “Management—Board structure after this offering.” Therefore, Expedia and each Founder will be required to vote the shares held by them at the general meeting in accordance with the voting arrangements set forth in the Amended and Restated Shareholders’ Agreement.

Agreements regarding the management board

Our management board initially will be comprised of six members who have been appointed pursuant to our deed of incorporation. Pursuant to the Amended and Restated Shareholders’ Agreement, so long as certain conditions are met, the Founders who are then serving as management board members will be entitled to designate for binding nomination all six directors to our management board for so long as the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares or shares in trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged) and a Founder is serving as chief executive officer of the company. Subject to certain conditions, so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of Class A shares and Class B shares or shares in trivago SE convertible into Class A shares or Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged) and (ii) any Founder and its affiliates hold at least 50% of the Class A shares and Class B shares (calculated as if all securities convertible, exercisable or exchangeable for Class A shares or Class B shares had been converted, exercised or exchanged), such Founder owned upon completion of this offering, such Founder will generally have a right to be designated by the Founders for binding nomination by the supervisory board to the management board. The Founders shall only designate a former management board member for a new term if the circumstances initially warranting the removal, non-reappointment or resignation have changed, and the supervisory board in its sole discretion may choose not to designate such former management board member for binding nomination to the management board.

Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements will be agreed for succession of the chief executive officer. From the date that Mr. Schrömgens ceases to serve as chief executive officer, for a period of three years (the “Transition Period”), so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor, subject to the approval of Expedia, and thereafter, the supervisory board. During the Transition Period, at the request of either the Founders or Expedia, (1) the supervisory board will be expanded by two seats, one of which will be filled by the Founders and one of which will be filled by Expedia, and (2) a three-person committee of the supervisory board will be formed which shall be entitled to nominate a chief executive officer, subject to the approval of Expedia, and thereafter, the supervisory board, in the event that a chief executive officer has not been nominated before the Founder serving as chief executive officer has ceased to serve as such. During the first eighteen months of the Transition Period, if the CEO is not a Founder, Expedia will have the right to designate for binding nomination two management board members and the chief executive officer will have the right to designate all other management board members, subject to approval by the supervisory board.

Registration and other rights

Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A shares and Class B shares, and related indemnification rights from the company, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

The Amended and Restated Shareholders’ Agreement will also grant appropriate information rights to Expedia and the Founders.

Expedia and the Founders will also agree in the Amended and Restated Shareholders’ Agreement that certain resolutions of the general meeting of shareholders will require the consent of one Founder.

Share transfer restrictions

The Amended and Restated Shareholders’ Agreement will provide certain restrictions on the transferability of the Class A shares and Class B shares held by Expedia and the Founders, including prohibitions on transfers by the Founders to our competitors. The Founders have tag-along rights on transfers of Class B shares to certain specified parties, and based on certain conditions Expedia has the right to drag the Founders in connection with a sale of all of its Class A shares and Class B shares. Expedia and the Founders will agree to grant each other a right of first offer on any transfers of Class A shares or Class B shares to a third party.

Call and put rights

Pursuant to the Amended and Restated Shareholders’ Agreement, if a Founder is removed for reasonable cause, Expedia will have the right to purchase, and the Founder will be obligated to sell, all, but not less than all, of the Class A shares and Class B shares as well as any shares held in trivago GmbH/AG/SE owned by such Founder, at a price based on a volume-weighted average of the trading price of our Class A shares.

If the general meeting of shareholders resolves to remove a Founder as a management board member without reasonable cause or if the supervisory board revokes the title of chief executive officer from a Founder then serving as chief executive officer without either (i) reasonable cause or (ii) the consent of another Founder, and the Founder terminates his services as management board member within 30 days thereof, then, the Founder will have the right to sell, and Expedia will be obligated to buy, all, but not less than all, of such Founder’s shares, at a price based on a volume-weighted average of the trading price of our Class A shares, unless a fact or circumstance exists which would be reasonably likely to result in the occurrence of any of the events in clauses (a) through (g) in the definition of reasonable cause set forth below. In such a case, no right to sell will be triggered by the removal of such management board member.

Reasonable cause for purposes of the Amended and Restated Shareholders’ Agreement means, with respect to a management board member, the occurrence of any of the following: (a) the willful or gross neglect by the management board member of his or her fiduciary duties owed to the company or its subsidiaries; (b) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony (or equivalent) offense by the management board member; provided, that for purposes of this clause (b) if a management board member is removed following being formally accused or charged with the commission of such an offense, and such management board member subsequently is convicted of (or pleads guilty or nolo contendere to) such offense, there will be deemed to have been reasonable cause at the time of the removal; (c) a material breach (or breaches which, when aggregated with any prior breach or breaches, are material) by the management board member of his or her fiduciary duties owed to the company or any of its subsidiaries, or of the company organizational documents; (d) a material breach by the management board member of any nondisclosure, non-solicitation, or noncompetition obligation owed to the company or any of its subsidiaries; (e) a material failure (or failures which, when aggregated with any prior failure or failures, are material) to meet reasonable individual expectations in respect of his individual management duties in respect of the execution of his or her employment or duties as a management board member; (f) a material failure (or failures which, when aggregated with any prior failure or failures, are material) by the company to perform pursuant to the annual business plan, except to the extent that the failure results from unforeseen circumstances and is responded to reasonably and appropriately by such management board member, and (g) any other fact or circumstance or action or inaction by such management board member, in each case constituting good cause under German law as interpreted by German courts.

If the Founders have to sell ordinary shares to pay taxes realized in connection with the post-IPO merger or to repay a loan obtained by the Founders to pay such taxes, the ownership levels at which they lose certain rights in the Amended and Restated Shareholders’ Agreement shall be equitably adjusted such that, in effect, all or a portion of the shares so sold are treated as having been retained by the Founders.

IPO Structuring Agreement

Prior to the offering travel B.V., the Founders, Expedia Lodging Partner Services S.à r.l., trivago GmbH, and certain other Expedia parties will enter into an IPO structuring agreement, which we refer to as the IPO Structuring Agreement.

Under the IPO Structuring Agreement, the company and each of the Founders will agree to, as promptly as practicable, submit requests for a tax ruling from the German tax authorities in connection with a plan to simplify our corporate structure upon completion of this offering. The tax ruling request of the Company will request a decision from the German tax authorities with respect to, inter alia, the: (i) application of the German Reorganization Tax Act (RTA - Umwandlungssteuergesetz) to the post-IPO merger; and (ii) fulfilment of the specific requirements under sec. 11 par. 2 RTA, in particular, that the transferred assets will still be subject to German corporate income tax and that Germany is not precluded or limited in exercising its rights to tax any capital gains from the disposal of those assets at the level of trivago N.V. as a result of the post-IPO merger. The tax ruling of the Founders will request a decision from the German tax authorities with respect to, inter alia, the: (i) application of the RTA to the post-IPO merger (as defined below); and (ii) the fulfillment of the specific requirements under sec. 13 par. 2 RTA for a tax free exchange by the Founders of their shares.

Further, the parties to the IPO Structuring Agreement will agree to determine how to proceed with the post-IPO corporate reorganization within twelve months of the completion of this offering, and it is expected that any decision will be implemented no later than four months thereafter, as more fully described in “Corporate structure–Pre-IPO corporate reorganization” and “Corporate structure–Post-IPO corporate reorganization.” Even if favorable tax rulings are received, Expedia and the Founders may choose to consummate the SE structure rather than the post-IPO merger.

Under the IPO Structuring Agreement, the specific nature of the post-IPO corporate reorganization will generally depend on whether certain conditions precedent are satisfied. Specifically, the parties will agree that the consummation of the post-IPO merger will be contingent upon a “Ruling Event” having occurred. For this purpose, a Ruling Event generally means (i) the receipt of a favorable ruling (which continues to be valid and binding on the German tax authorities) by the company and each of the Founders no later than the first anniversary of the completion of this offering or (ii) even if such rulings are not received, if Expedia determines that the post-IPO merger should be consummated and the company, the Founders and Expedia Lodging Partner Services S.à r.l. reach an agreement under which Expedia Lodging Partner Services S.à r.l. makes the company whole for any additional taxes resulting from the post-IPO merger. Notwithstanding the occurrence of a Ruling Event, if the post-IPO merger could reasonably be expected to result in material adverse tax consequences to the company, each of the company, the Founders and Expedia Lodging Partner Services S.á r.l. will reasonably cooperate to restructure or alter the post-IPO merger to avoid such consequences, or to abandon the post-IPO merger if such restructuring or alteration is not possible.

If a favorable ruling has not been received by each of the company and the Founders by the first anniversary of the completion of this offering or another “Adverse Ruling Determination” occurs, and the parties do not reach the agreement described above, then the parties agree to implement the SE structure. For this purpose, in addition to all favorable rulings not having been received by the first anniversary of the completion of this offering, an Adverse Ruling Determination generally means, with respect to the company or any of the

Founders, an issuance of an adverse ruling (or a previously issued ruling ceasing to be valid and binding on the German tax authorities), a determination by the applicable German tax authority not to issue a favorable ruling, or a request by the applicable Germany tax authority that the relevant ruling request be withdrawn, in each case, on the basis that the post-IPO merger will not qualify for the desired tax treatment (but only if such issuance, determination or request is final and the post-IPO merger cannot be satisfactorily restructured to qualify for the intended tax treatment and receive the relevant ruling).

Under the terms of the IPO Structuring Agreement, at any time after the closing of this offering, the Founders may, at their election, contribute shares of trivago GmbH or, if the SE structure has been implemented, trivago AG or trivago SE, held by such Founder to trivago N.V. in exchange for a number of Class A Shares or Class B Shares (or a combination thereof) at the discretion of the Founder equal to the number of contributed shares multiplied by an exchange ratio.

After the completion of this offering, but prior to the consummation of the post-IPO merger, the Founders and Expedia have agreed, pursuant to the IPO Structuring Agreement, to effect a one-time dividend payment in respect of fiscal year 2016 in the amount of €0.5 million, which shall be paid to the unit holders of record of trivago GmbH prior to the consummation of the post-IPO merger.

Credit facility Guarantee

On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd., one of the underwriters of this offering, with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. As of December 31, 2015 and as of September 30, 2016, we had €20.0 million and €0.0 million, respectively, outstanding under this facility. On October 4, 2016, we drew down €10.0 million under this facility, which we repaid on November 7, 2016.

Lease Guarantee

On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH for office space in the Media Harbour area in Düsseldorf with a monthly rent of €566,560. The initial lease term is for ten years, and we have the option to extend the lease term for another ten years. Expedia has agreed to guarantee the Lease Agreement beginning on May 31, 2017 and terminating immediately upon the receipt of the bank guaranty described in the Lease Agreement, and in any case not later than December 31, 2018.

Loans from Expedia

In 2014, Expedia granted a loan of €1.0 million to the company in conjunction with our acquisition of Rheinfabrik in 2014. We repaid the loan during 2015.

In connection with the exercise of certain employee options, we paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, we recognized a related party payable for this amount, which will be repaid to Expedia in 2016 at the time of the liquidation. See Note 9—Share-based awards and other equity instruments in the notes to our consolidated financial statements.

Services Agreement

On May 1, 2013, we entered into an Asset Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. We have not incurred material expenses under this agreement.

Services and Support Agreement

On September 1, 2016, we entered into a Services and Support Agreement, pursuant to which Expedia agreed to provide us with certain services in connection with localizing content on our websites, such as translation services. Either party may terminate the Services and Support Agreement upon 90 days’ prior notice. We have not incurred material expenses under this agreement.

Commercial relationships

We currently have commercial relationships with many Expedia affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and Venere. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. For the year ended December 31, 2015, Expedia and its brands accounted for 39% of our total revenues.

See “Management’s discussion and analysis of financial condition and results of operations” for additional information.

Shared services arrangements

Pursuant to certain informal shared services arrangements, we have recorded expenses incurred by Expedia on behalf of us as a non-cash charge and treated as a contribution from parent in equity. This shared services fee, which is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and also includes an allocation of employee compensation within these functions in certain instances. These allocations were determined on a basis that we and Expedia considered to be a reasonable, including number of factors such as headcount, estimated time spent, and operating expenses and is a reflection of the cost of services provided or the benefit received by us. It is not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity, and in the opinion of our management, the allocation method is reasonable. For the years ended December 31, 2014 and 2015, the shared service fee was €1.5 million and €2.8 million, respectively.

Future agreements with Expedia

Pursuant to our articles of association, resolutions of the management board to enter into or complete future agreements with Expedia require approval by the general meeting of shareholders. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have agreed that such resolutions of the general meeting of shareholders require consent of at least one of the Founders.

Employee loans

In the third quarter of 2015, certain employees exercised stock options, and Expedia Lodging Partner Services S.à r.l. advanced to each option holder employee involved in the exercise amounts equivalent to such employee’s personal tax liability related to the option exercise by issuing loans. Such loans were collateralized by the underlying shares and were repaid by employees from 2016 liquidation event proceeds. See Note 9—Share-based awards and other equity instruments in the notes to our consolidated financial statements.

Agreements with management board or supervisory board members

For a description of our agreements with our management board and supervisory board members, please see “Management board member services agreements” and “Supervisory board member services agreements.”

Indemnification agreements

We intend to enter into indemnification agreements with members of our management board and our supervisory board. Our articles of association require us to indemnify our management board members and supervisory board members to the fullest extent permitted by law. See “Management—Insurance and indemnification” for a description of these indemnification agreements.

Description of share capital and articles of association

Set forth below is a summary of relevant information concerning our share capital and material provisions of our articles of association and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

General

We were incorporated on November 7, 2016 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. Prior to completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion, which we refer to as the Deed of Amendment and Conversion, and our legal name will be trivago N.V.

We are registered with the Trade Register of the Chamber of Commerce in the Netherlands (Kamer van Koophandel) under number 67222927. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Bennigsen-Platz 1, 40474 Düsseldorf, Germany.

We refer to our articles of association as of the date of this prospectus as our “Current Articles.” When we refer to our “articles of association” in this prospectus, we refer to our articles of association as they will be in force after the execution of the Deed of Amendment and Conversion which is expected to take place prior to the completion of this offering. Our Current Articles were last amended by a deed of amendment on             , 2016.

We shall further amend our Current Articles and convert our company into a public company with limited liability effective prior to the completion of this offering. On            , 2016, the general meeting              resolved to amend the Current Articles and to convert our company into a public company with limited liability (naamloze venootschap), prior to the completion of this offering.

Authorized and outstanding share capital

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution of the general meeting of shareholders that must first be proposed by our management board and approved by our supervisory board. Our authorized share capital upon completion of this offering will amount to €            , divided into Class A shares, with a nominal value of €0.06 per share, and              Class B shares, with a nominal value of €0.60 per share.

Initial settlement of the ADSs issued in this offering will take place on the consummation date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights attached to his underlying Class A shares.

Special voting structure and conversion

Following the completion of the post-IPO merger, we will have issued                  Class B shares, with a nominal value of €0.60 per share to the Founders and Expedia. The Class B shares carry the same economic rights entitlements as the Class A shares. The Class B shares carry different voting rights than the Class A shares, proportionate to the respective nominal value: for each Class B share, ten votes can be exercised in the general meeting of shareholders, whereas for each Class A share one vote can be exercised in the general meeting of shareholders. As a matter of Dutch law, preemption for the holders of our Class A shares and our Class B shares are linked to the total nominal value of their shares, which implies that each Class B share carries a preemption right which is tenfold of the preemption right attached to each Class A share. Pursuant to our articles of association, each shareholder of Class B shares can convert any number of Class B shares held by such shareholder into Class A shares as described below. A holder of Class A shares cannot convert its Class A shares into Class B shares.

Upon receipt of a request for conversion of Class B shares into Class A shares, the management board shall resolve to convert the relevant number of Class B shares into Class A shares in a 1:10 ratio. Promptly following such conversion, the holder of Class B shares who made the conversion request shall be obligated to transfer nine out of every ten Class A shares so received to the company for no consideration, which will be canceled afterwards replicating the effect of a 1:1 conversion ratio. The conversion mechanism is structured in this manner in order to avoid a two-month waiting period which would be required under Dutch law if Class B shares would be converted into Class A shares in an actual 1:1 ratio. Neither the management board nor the company is required to effect a conversion of Class B shares (a) if the conversion request does comply with the specifications and requirements set out in our articles of association or if the management board reasonably believes that the information included in such request is untrue or incorrect or (b) to the extent that the company would not be permitted under mandatory Dutch law to acquire the relevant number of Class A shares in connection with such conversion.

Issuance of shares and preemptive rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our general meeting of shareholders may authorize our management board to issue new shares or grant rights to subscribe for shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and rights to subscribe for shares unless the general meeting of shareholders decides otherwise in connection with the authorization. On     , our general meeting of shareholders adopted a resolution pursuant to which our management board has been authorized to issue, subject to our supervisory board’s approval, Class A shares and Class B shares (or rights to subscribe for such shares) for a period of five years from the date of the resolution. This authorization will be revocable for so long as Expedia holds at least 5% of our shares.

Under Dutch law, in the event of an issuance of Class A shares or granting of rights to subscribe for Class A shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the Class A shares held by such holder. A holder of Class A shares does not have a preemptive right with respect to the issuance of or granting of rights to subscribe for (i) Class A shares for consideration other than cash, or (ii) Class A shares to our employees or employees of one of our group companies or (iii) Class A shares to persons exercising a previously granted right to subscribe for such shares.

The preemptive rights in respect of newly issued Class A shares may be restricted or excluded by a resolution of the general meeting of shareholders. On     , our general meeting of shareholders adopted a resolution pursuant to which our management board, subject to our supervisory board’s approval, has been authorized to limit or exclude the preemptive rights of holders of Class A shares and the holders of Class B shares for a period of five years from the date of the resolution. This authorization will be revocable for so long as Expedia holds at least 5% of our shares.

We also expect to request our shareholders, at each annual shareholders meeting held after this offering, to adopt a resolution further delegating the power to issue shares, to grant rights to subscribe for shares, and to limit or exclude preemptive rights to our management board for a period of five years following the date of each such annual meeting.

Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that resolutions relating to an increase of our share capital, including resolutions to limit or exclude preemptive rights of existing shareholders, require consent of at least one of the Founders.

Form and transfer of shares

Our shares will be issued in registered form, provided that our management board may resolve that one or more shares are bearer shares, represented by physical share certificates. A register of shareholders will be maintained by us or by third parties upon our instruction. Transfer of record ownership of shares is effected by a written deed of transfer acknowledged by us, or by our transfer agent and registrar acting as our agent on our behalf, unless the property law aspects of such shares are governed by the laws of the state of New York as set out below.

If and when any of our Class A shares become listed on NASDAQ or on any other stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the Class A shares reflected in the register administered by our transfer agent.

Repurchase of our shares

Under Dutch law, we may repurchase our own fully paid shares at any time for no consideration (om niet). Subject to certain exceptions specified by Dutch law, we only may acquire fully paid shares for consideration to the extent that (i) our shareholders’ equity, less the payment required to make the acquisition and certain amounts specified by Dutch law, does not fall below the sum of paid-in and called-up share capital and any statutory reserves, (ii) we and our subsidiaries would thereafter not hold shares or hold a pledge over our shares with an aggregate nominal value exceeding 50% of our issued share capital and (iii) the management board has been authorized by the general meeting of shareholders.

Authorization from the general meeting to acquire our shares must specify the number and class of shares that may be acquired, the manner in which shares may be acquired and the price range within which shares may be acquired. Such authorization will be valid for no more than 18 months.

On            , our general meeting of shareholders adopted a resolution giving our management board the authority, which may only be exercised with the approval of our supervisory board, to repurchase shares (or depository receipts for shares, including ADSs) up to 50% of our issued share capital (determined as at the close of business on the date of settlement of this offering) for a period of 18 months following the date of the Deed of Amendment and Conversion, for a price per share or depository receipt (including ADSs) not to exceed 110% of the average market price of the ADS(s) on NASDAQ (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the company). We expect that a similar resolution will be presented to our shareholders for approval at each annual meeting of shareholders held after completion of this offering.

No votes may be cast by us or our subsidiaries, as applicable, at a general meeting of shareholders on the shares held by us or our subsidiaries. None of our issued shares is held by us or any of our subsidiaries.

Capital reduction

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) canceling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions and must be proposed by our management board and approved by our supervisory board. A resolution to cancel shares may only relate to shares held by the company itself or in respect of which the company holds the depository receipts.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

A resolution to reduce our share capital requires the approval of at least an absolute majority of the votes cast or, if the holders of less than 50% of our issued share capital are present or represented at the meeting at which a vote on a resolution to reduce our share capital is taken, the approval of at least two-thirds of the votes cast. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that a resolution to decrease our share capital also requires consent of at least one of the Founders.

Amendment of articles of association

The general meeting of shareholders may resolve to amend the articles of association, upon a proposal by our management board that has been approved by our supervisory board. A resolution by the general meeting of shareholders to amend the articles of association requires a simple majority of the votes cast. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that amendments of the articles of association that adversely affect the Founders require consent of at least one of the Founders.

Company’s shareholders’ register

Subject to Dutch law and the articles of association, we must keep our shareholders’ register accurate and up-to-date. The management board keeps our shareholders’ register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and usufruct (vruchtgebruik) in shares belonging to another or a pledge in respect of such shares. The Class A shares offered in this offering will be held by our depositary, who will be appointed prior to the completion of this offering. Therefore our depositary will be recorded in the shareholders register as shareholder.

Limitation on liability and indemnification matters

Under Dutch law, management board and supervisory board members may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company for infringement of the articles of association or of certain provisions of the Dutch Civil Code (Burgerlijk Wetboek). In certain circumstances, they may also incur additional specific civil and criminal liabilities. Management board and supervisory board members are insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as such management board or supervisory board member, as applicable. In addition, our articles of association provide for indemnification of our management board and supervisory board members, including reimbursement for reasonable legal fees and damages or fines based on acts or failures to act in their duties. No indemnification shall be given to a member of the management board or supervisory board if a Dutch court has established, without possibility for appeal, that the acts or omissions of such indemnified officer that led to the financial losses, damages, suit, claim, action or legal proceedings resulted from either an improper performance of his or her duties as a management board or supervisory board member of the company or an unlawful or illegal act, and only unless to the extent that his or her financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Furthermore, such indemnification will generally not be available in instances of willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct. See “Management—Insurance and indemnification” for additional information.

Liquidation rights and dissolution

Under our articles of association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal by the management board and the approval of our supervisory board. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that a resolution to dissolve us requires consent of at least one of the Founders.

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed to shareholders in proportion to the number of shares held by each shareholder. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.

General meeting of shareholders and consents

General meeting of shareholders

General meetings of shareholders are held in the Netherlands, at locations specified in our articles of association. The annual general meeting of shareholders must be held within six months of the end of each fiscal year. Additional extraordinary general meetings of shareholders may also be held, whenever considered appropriate by the management board or the supervisory board. Pursuant to Dutch law, one or more shareholders or others entitled to attend a general meeting, who jointly represent at least one-tenth of the issued share capital may request the management board or the supervisory board to convene an extraordinary general meeting with an agenda as requested by them. If our management board or supervisory board does not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them.

The DCGC recommends that, before exercising the rights described above, the management board should first be consulted. If the envisaged exercise of such rights might result in a change to the company’s strategy, such as by dismissing one or more management board members or supervisory board members, the management board should be given the opportunity to invoke a reasonable period, not to exceed 180 days from the moment the management board receives notice of the intention to exercise the rights as described above, to respond to such intention. If invoked, the management board should use the response period for further deliberation and constructive consultation. This shall be monitored by the supervisory board. Shareholders and others entitled to attend a general meeting of shareholders are expected to observe the response period, if invoked by the management board. The response period may be invoked only once for any given general meeting of shareholders and shall not apply (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least seventy-five percent (75%) of our issued share capital as a consequence of a successful public bid.

General meetings of shareholders shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual general meeting of shareholders, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the management board and supervisory board, including the filling of any vacancies in the management board or supervisory board. In addition, the agenda shall include such items as have been included therein by the management board. The agenda shall also include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital. Requests must be made in writing or electronically and received by the management board at least 60 days before the day of the meeting. The provisions under the DCGC relating to the response period, as described above, also apply in relation to shareholders (or other entitled to attend the general meeting of shareholders) putting matters on the agenda.

All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote. Management board and supervisory board members may attend a general meeting of shareholders. In these meetings, they have an advisory vote. The chairman of the meeting may decide at its discretion to admit other persons to the meeting.

Under Dutch law, approval by the general meeting of shareholders is required for resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Quorum and voting requirements

Each Class A share confers the right on the holder to cast one vote at the general meeting of shareholders. Each Class B share confers the right on the holder to cast ten votes at the general meeting of shareholders. Shareholders may vote by proxy. The voting rights attached to any shares held by us or our subsidiaries cannot be voted by us or our subsidiaries as long as they are held in treasury. Shares which cannot be voted pursuant to Dutch law will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

Management board and supervisory board members

Appointment of management board members

Under our articles of association, management board members are appointed by the general meeting of shareholders upon binding nomination by our supervisory board. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the supervisory board shall make a new nomination.

Appointment of supervisory board members

Under our articles of association, supervisory board members are appointed by the general meeting of shareholders upon binding nomination by our supervisory board. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the supervisory board shall make a new nomination. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that any new supervisory board member will be proposed for nomination by either Expedia or the Founders as applicable, dependent on which supervisory board member resigns, is not reappointed to, or is removed from the supervisory board. Expedia and the Founders will agree to consult one another on their respective proposal.

Duties and liabilities of board members

Each management board and supervisory board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied.

Dividends and other distributions

Amount available for distribution

We may only make distributions to our shareholders to the extent that our shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the articles of association. We only make a distribution of profits to our shareholders after the adoption by our general meeting of shareholders of our annual accounts demonstrating that such distribution is legally permitted. However, our management board may, subject to approval of the supervisory board but without any shareholder vote, make interim distributions at any time from reserves that are not required to be maintained by law or our articles of association, such as our profit reserve (consisting of profits from prior years that have not been paid out as dividends in respect of the year during which such profits were earned) and our share premium reserve (consisting of amounts received upon issuance of our equity in excess of the nominal value of our shares), in each case subject to our shareholders’ equity exceeding the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the articles of association.

In addition, our management board may, subject to approval of the supervisory board but without any shareholder vote, declare and pay interim dividends to our shareholders out of anticipated profits for the current year, subject to our shareholders’ equity exceeding the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the articles of association. If the annual accounts of such year provide that the company has made less profit than distributed to the shareholders by way of interim dividend the company must request repayment of the amount by which the interim dividend exceeds the profit from those shareholders which knew or which should have known that the payment of the interim dividend was not permitted.

Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that a resolution of the general meeting of shareholders to distribute dividends in excess of 50% of our profits for a certain year requires consent of at least one of the Founders.

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange controls

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Squeeze out procedures

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who (alone or together with his group companies) for his own account holds at least 95% of our issued share capital may initiate proceedings against all of a company’s other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective to obtain at least 95% of our issued share capital and thus to be allowed to initiate squeeze-out proceedings. Those restructuring transactions could, amongst other things, include an asset sale transaction, a legal merger or demerger involving our company, a contribution of cash and/or assets against issuance of shares involving our company, the issue of new shares to the majority shareholder while excluding any preemption rights of minority shareholders in relation to such issuance or liquidation.

Adoption of annual accounts and discharge of our management board and supervisory board

No later than May 31 of each year (subject to an extension of five months by our general meeting of shareholders in extraordinary circumstances), our management board must prepare our Dutch statutory accounts for the preceding fiscal year. Our Dutch statutory accounts are prepared in accordance with International Financial Reporting Standards. After approval of our Dutch statutory accounts by our supervisory board, these financial statements must be made available for inspection by our shareholders and others entitled to attend general meetings during the period from the time when our annual shareholders meeting is called until the date when the meeting is held. The Dutch statutory accounts, including any proposed distribution to our shareholders of profits received during the relevant year, must then be adopted by our shareholders at the annual shareholders meeting.

Our management board will, at each annual shareholders meeting adopting the annual financial statements for the preceding fiscal year, propose that our shareholders adopt a resolution granting discharge from liability to the members of our management board for their management of the company and to the members of our supervisory board for their supervisory duties during the prior fiscal year. Under Dutch law this discharge will only apply to matters that are apparent from the face of the annual financial statements or that have otherwise been disclosed (for example, in a press release or other public filing) to the general meeting of shareholders.

Our financial reporting will be subject to the supervision of the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “Dutch Financial Reporting Supervision Act.”

Comparison of Dutch corporate law and our articles of association and U.S. corporate law

We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of holders of our Class A shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Class A shares or Class B shares under applicable Dutch law and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Netherlands	Delaware

Duties of board members

Under Dutch law the management board is collectively responsible for the policy and day-to-day management of the company. The supervisory board is, inter alia, assigned the task of supervising the management board. Each management board and supervisory board member has a duty towards the company to properly perform the duties assigned to him. Furthermore, each management board and supervisory board member has a duty to act in the corporate interest of the company.

Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of all stakeholders in the company also applies in the event of a proposed sale or break-up of the company. The management board is therefore not under any obligation under Dutch law to seek the highest value for the shares of the company in the event of a proposed sale or break-up of the company, if in the opinion of the management board sale to the person offering the highest value for the company would not be in the best interest of the company, taking into account the interests of all stakeholders.

The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Board member terms

Under the Dutch Corporate Governance Code, management board and supervisory board members of a listed company are generally appointed for an individual term of a maximum of four years. Pursuant to the Dutch Corporate Governance Code supervisory board members may not be elected for more than three four year terms. There is no such limit applicable to management board members. Our management board members will be appointed for a term of one year. Under our Management Board Rules, management board members will retire no later than the day on which the annual general meeting of shareholders is held, in the first calendar year after the year in which such member was appointed. Such management board member is then immediately available for reappointment. Despite being elected for a	The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause. There is no limit in the number of terms a director may serve.

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specified term, a management board or supervisory board member may be suspended or removed at any time by the general meeting of shareholders. Our supervisory board members may also suspend management board members. A suspension by our supervisory board members may at all times be discontinued by the general meeting of shareholders.

Board member vacancies

Under Dutch law, new members of the management board and supervisory boards are appointed by the general meeting of shareholders. Under our articles of association, the members of our management board and supervisory board are appointed by the general meeting of shareholders upon binding nomination by our supervisory board. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the supervisory board shall make a new nomination.	The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

Under Dutch law, a management board or supervisory board member with a conflict of interest must abstain from participating in the decision-making process with respect to the relevant matter. If all management board members have a conflict of interest and hence no management board resolution can be adopted, then the resolution may be adopted by the supervisory board. If all supervisory board members have a conflict of interest and hence no supervisory board resolution can be adopted, then the resolution may nevertheless be adopted by the supervisory board as if none of them had a conflict of interest. Our articles of association, Management Board Rules and Supervisory Board Rules will provide that a management board or supervisory board member will not be deemed to have a conflict of interest by reason only of his or her affiliation with a direct or indirect shareholder of the company.

The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•  the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•  the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

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Proxy voting by board members

An absent management board or supervisory board member may grant a proxy but only in writing to another management board or supervisory board member, respectively.	A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Voting rights

In accordance with Dutch law and our articles of association, each issued Class A share confers the right to cast one vote and each Class B share confers the right to cast ten votes at the general meeting of shareholders. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote by us or our subsidiaries, respectively.

For each general meeting of shareholders, a record date may be applied with respect to Class A shares and Class B shares in order to establish which shareholders are entitled to attend and vote at the general meeting of shareholders, which date is set by the management board. The record date will be 28 calendar days prior to the date of the general meeting of shareholders. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting and the articles of association.

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

Pursuant to our articles of association, extraordinary general meetings of shareholders will be held whenever our management board or supervisory board deems such to be necessary.	Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a

The Netherlands	Delaware

Pursuant to Dutch law, one or more shareholders or others entitled to attend general meetings, who jointly represent at least one-tenth of the issued share capital may request convocation of an extraordinary general meeting with an agenda as requested by them. If our management board or our supervisory board does not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them. The agenda shall also include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital. Requests must be made in writing or electronically and received by the management board at least 60 days before the day of the meeting.

The DCGC recommends that, before exercising the rights described above, the management board should first be consulted. If the envisaged exercise of such rights might result in a change to the company’s strategy, such as by dismissing one or more management board members or supervisory board members, the management board should be given the opportunity to invoke a reasonable period, not to exceed 180 days from the moment the management board receives notice of the intention to exercise the rights as described above, to respond to such intention. If invoked, the management board should use the response period for further deliberation and constructive consultation and should explore available alternatives. Shareholders and others entitled to attend a general meeting of shareholders are expected to observe the response period, if invoked by the management board. The response period may be invoked only once for any given general meeting of shareholders and shall not apply (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least seventy-five percent (75%) of our issued share capital as a consequence of a successful public bid.

shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association	Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.

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expressly so allow, (b) no bearer shares or (with the company’s cooperation) depository receipts are issued, (c) there are no persons entitled to the same rights as holders of depository receipts issued with the company’s cooperation, (d) the management board and supervisory board members have been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without a meeting not feasible for publicly traded companies.

Appraisal rights

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

The concept of appraisal rights does not exist under Dutch law. However, pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) provides at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Furthermore, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts.

The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.

The Netherlands	Delaware

Shareholder suits

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party.

The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

Under Dutch law, we may repurchase our own fully paid shares at any time for no consideration (om niet). Except for certain statutory exceptions, we only may acquire fully paid shares for consideration to the extent that (i) our shareholders’ equity, less the payment required to make the acquisition and certain other amounts specified by Dutch law, does not fall below the sum of paid-in and called-up share capital and any statutory reserves, (ii) we and our subsidiaries would thereafter not hold shares or hold a pledge over our shares with an aggregate nominal value exceeding 50% of our issued share capital, and (iii) the management board has been authorized by the general meeting of shareholders.	Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

The Netherlands	Delaware

Authorization from the General Meeting to acquire our shares must specify the number and class of shares that may be acquired, the manner in which shares may be acquired and the price range within which shares may be acquired. Such authorization will be valid for no more than 18 months. Any shares we hold may not be voted or counted for voting quorum purposes.

No authorization of the general meeting of shareholders is required if Class A shares are acquired by us with the intention of transferring such Class A shares by us to our employees under an applicable employee stock purchase plan, provided that such Class A shares are listed on a stock exchange.

Anti-takeover provisions

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Dutch law does not contain anti-takeover measures that are applicable by operation of law. Our dual-class share structure that gives greater voting power to the Class B shares beneficially owned by Expedia and our Founders, the binding nomination structure for the appointment of our management board members and supervisory board members, and the provisions in our articles of association which provide that certain shareholder decisions can only be passed if proposed by our management board and approved by our supervisory board may be perceived as an anti-takeover provision. Other than this, we have not incorporated any anti-takeover measures in our articles of association.

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested shareholder, unless:

•  the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•  after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested shareholders and shares owned by specified employee benefit plans; or

The Netherlands	Delaware

•  after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The management board provides the general meeting of shareholders in good time with all information that a shareholder requires during a general meeting, unless this would be contrary to an overriding interest of us. If the management board invokes an overriding interest, it must give reasons.

Under the Amended and Restated Shareholders’ Agreement, Expedia and the Founders shall be entitled to receive certain information from us, subject always to the restrictions imposed on us by mandatory law.

Our shareholders’ register is available for inspection by the shareholders and usufructuraries and pledgees whose particulars must be registered therein.

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Removal of board member

Under our articles of association, the general meeting of shareholders shall at all times be entitled to suspend or dismiss a management board or supervisory board member. The general meeting of shareholders may only adopt a resolution to suspend or dismiss a management board member or supervisory board member by at least a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.	Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes

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cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the shares held by such holder (with the exception of shares to be issued to group employees or shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued shares may be restricted or excluded by a resolution of the general meeting of shareholders that must first be proposed by our management board and approved by our supervisory board.

The management board may restrict or exclude the preemptive rights in respect of newly issued shares if it has been designated as the authorized body to do so by the general meeting of shareholders. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the management board as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that resolutions relating to an increase of our share capital, including resolutions to limit or exclude preemptive rights of existing shareholders, require consent of at least one of the Founders.

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

We may only make distributions to our shareholders to the extent that our shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus the	Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in

The Netherlands	Delaware

reserves as required to be maintained by Dutch law or by the articles of association. We may only make a distribution of profits to our shareholders after the adoption by our general meeting of shareholders of our annual accounts demonstrating that such distribution is legally permitted. However, our management board may, subject to approval of our supervisory board and the above restrictions in relation to our shareholders’ equity but without any shareholder vote, make distributions at any time from reserves that are not required to be maintained by law or our articles of association, such as our profit reserve (consisting of profits from prior years that have not been paid out as dividends in respect of the year during which such profits were earned) and our share premium reserve (consisting of amounts received upon issuance of our equity in excess of the nominal value of our shares).

In addition, our management board may, subject to approval of our supervisory board and the above restrictions in relation to our shareholders’ equity but without any shareholder vote, declare and pay interim dividends to our shareholders out of anticipated profits for the current year. If the annual accounts of such year provide that the company has made less profit than distributed to the shareholders by way of interim dividend the company must request repayment of the amount by which the interim dividend exceeds the profit from those shareholders which knew or which should have known that the payment of the interim dividend was not permitted. Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders will agree that a resolution of the general meeting of shareholders to distribute dividends in excess of 50% of our profits for a certain year requires consent of at least one of the Founders.

case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of Class A shares, property or cash.

Shareholder vote on certain reorganizations

Under Dutch law, approval by the general meeting of shareholders is required for resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•  a transfer of the business or virtually the entire business to a third party;

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any

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•  the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•  the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

Remuneration of board members

In contrast to Delaware law, under Dutch law the general meeting must adopt the remuneration policy for the management board, which includes the outlines of the compensation of any management board members.

Pursuant to our articles of association, the general meeting will determine the remuneration of supervisory board members. The supervisory board members will determine the level and structure of the remuneration of the management board members.

A proposal with respect to management board compensation schemes in the form of shares or rights to shares must be submitted for approval to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the management board and the criteria for granting such shares.

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to shareholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.

Dutch Corporate Governance Code

The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. As a Dutch company, we are subject to the DCGC and are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting NASDAQ requirement or otherwise), we must list the reasons for any deviation from the DCGC in our annual report.

We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of NASDAQ and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of international companies listed on NASDAQ.

The best practice provisions we do not apply include the following. We may deviate from additional best practice provisions in the future. Such deviations will be disclosed in our annual report.

The DCGC recommends that all supervisory board members except one are independent within the meaning of the DCGC. We expect that a majority of our supervisory board members will be independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only supervisory board members will be independent. We may need to deviate from the DCGC’s independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of NASDAQ and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on NASDAQ. We may need to further deviate from the DCGC’s independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the definition of independence in the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the DCGC.

The DCGC recommends that our supervisory board establish a selection and appointment committee. Because we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market, we do not believe that a selection and appointment committee will be beneficial for our governance structure. We will not establish a selection and appointment committee.

Under our articles of association, members of the management board and the supervisory board shall be appointed on the basis of a binding nomination prepared by the supervisory board. This means that the nominee shall be appointed to the management board or supervisory board, as the case may be, unless the general meeting of shareholders strips the binding nature of the nomination (in which case a new nomination shall be prepared for a subsequent general meeting of shareholders). Our articles of association will provide that the general meeting of shareholders can only pass such resolution by a two thirds majority representing at least half of the issued share capital. However, the DCGC recommends that the general meeting can pass such resolution by simple majority, representing no more than one-third of the issued share capital.

Under our articles of association, members of the management board and the supervisory board can only be dismissed by the general meeting of shareholders by simple majority, provided that the supervisory board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a two-thirds majority representing at least half of the issued share capital. Similar to what has been described above, the DCGC recommends that the general meeting of shareholders can pass a resolution to dismiss a member of the management board or supervisory board by simple majority, representing no more than one-third of the issued share capital.

The DCGC recommends against providing equity awards as part of the compensation of a supervisory board member. However, the company may wish to deviate from this recommendation and grant equity awards to its supervisory board members.

The company is presently not intending any other material deviations from the DCGC.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Court of Appeal of Amsterdam order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Listing

We have applied to list our ADSs on NASDAQ under the symbol “TRVG.”

Shares eligible for future sale

Prior to this offering, there has been no market for our Class A shares or ADSs. Future sales of substantial amounts of our ADSs in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have            ADSs outstanding, representing approximately             % of our outstanding Class A shares, or            Class A shares outstanding if the underwriters exercise their option in full to purchase additional ADSs. Of these shares,             ADSs, or             ADSs if the underwriters exercise their option in full to purchase additional ADSs, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any ADSs purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining ADSs are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Class A shares	Date

On the date of this prospectus. After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, a person who has beneficially owned our ADSs that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ADSs that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

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ADSs representing 1% of the number of our Class A shares then outstanding, which will equal approximately            Class A shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs; or

•	the average weekly trading volume of our ADSs on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 under the Securities Act, or Rule 701, any of our employees, board members, officers, consultants or advisors who purchases ADSs from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such ADSs 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights

Upon completion of this offering, we will agree under certain circumstances to file a registration statement to register the resale of the ADSs held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such ADSs. Registration of these ADSs under the Securities Act would result in these ADSs becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Related party transactions—Amended and Restated Shareholders’ Agreement.”

Lock-up agreements

We, the Selling Shareholders, our controlling shareholder, members of our supervisory board, members of our management board and certain employees have agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the capital or ADSs or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC. See “Underwriting.”

Description of American depositary shares

American Depositary Shares

            , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of          shares, deposited with              , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at             . The principal executive office of the depositary is located at             .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Netherlands law governs shareholder rights. The depositary will be the holder of the Class A shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where you can find more information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and other distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class A shares or any net proceeds from the sale of any Class A shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Material tax considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any Class A shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class A shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class A shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Class A shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Class A shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective distributions in cash or shares. If we offer holders of our Class A shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class A shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class A shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A shares.

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Rights to purchase additional shares. If we offer holders of our Class A shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Class A shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Class A shares or be able to exercise such rights.

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Other distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, withdrawal and cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Class A shares or evidence of rights to receive Class A shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for Class A shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares eligible for future sale—Lock-up agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting rights

How do you vote?

You may instruct the depositary to vote the Class A shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Class A shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class A shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Class A shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Class A shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class A shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Class A shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class A shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with regulations

Information requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Netherlands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Class A shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Netherlands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Class A shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Class A shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Class A shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Netherlands law, the rules and requirements of the NASDAQ Global Select Market and any other stock exchange on which the Class A shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$ per ADS issued

Service	Fees

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$ per ADS cancelled

• Distribution of cash dividends	Up to US$ per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$ per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$ per ADS held

• Depositary services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of Class A shares charged by the registrar and transfer agent for the Class A shares in the Netherlands (i.e., upon deposit and withdrawal of Class A shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time.

Payment of taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, recapitalizations and mergers

If we:	Then:

Change the nominal or par value of our Class A shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Class A shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class A shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary and the custodian; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Netherlands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Class A shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class A shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Class A shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for depositary actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Class A shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your right to receive the shares underlying your ADSs

You have the right to cancel your ADSs and withdraw the underlying Class A shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class A shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any Class A shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class A shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct registration system

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

Material tax considerations

The following summary contains a description of certain German, Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based on the tax laws of Germany and the regulations thereunder, on the tax laws of the Netherlands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

German taxation

The following section presents a number of key German taxation principles which generally are or can be relevant to the acquisition, holding or transfer of ADSs both by an ADS holder (an individual, a partnership or corporation) that has a tax domicile in Germany (that is, whose place of residence, habitual abode, registered office or place of management is in Germany) and by an ADS holder without a tax domicile in Germany. The information is not exhaustive and does not constitute a definitive explanation of all possible aspects of taxation that could be relevant for ADS holders. The information is based on the tax law in force in Germany as of the date of this prospectus (and its interpretation by administrative directives and courts) as well as typical provisions of double taxation treaties that Germany has concluded with other countries. Tax law can change, sometimes retrospectively. Moreover, it cannot be ruled out that the German tax authorities or courts may consider an alternative assessment to be correct that differs from the one described in this section.

To the extent this section relates to legal conclusions under current German income tax law, and subject to the qualifications it contains, it represents the opinion of Noerr LLP, our special German counsel. This section cannot serve as a substitute for tailored tax advice to individual ADS holders. ADS holders are therefore advised to consult their tax advisers regarding the tax implications of the acquisition, holding or transfer of ADSs and regarding the procedures to be followed to achieve a possible reimbursement of German withholding tax (Kapitalertragsteuer). Only such advisors are in a position to take the specific tax-relevant circumstances of individual ADS holders into due account.

Taxation of the company (trivago N.V.)

General

The company, trivago N.V., is expected to be subject to unlimited tax liability for German corporate income tax (Körperschaftsteuer) and trade tax (Gewerbesteuer) purposes due to its effective place of management in Germany and notwithstanding the fact that it is incorporated in the Netherlands.

The rate of the corporate income tax is a standard 15% for both distributed and retained earnings, plus a solidarity surcharge (Solidaritätszuschlag) amounting to 5.5% on the corporate income tax liability (i.e., 15.825% in total).

In general, dividends (Dividenden) or other profit shares that the company derived from domestic or foreign corporations are effectively 95% exempt from corporate income tax, as 5% of such receipts are treated as non-deductible business expenses, and are therefore subject to corporate income tax (and solidarity surcharge). However, as an exception to the above, dividends that the company receives or received from domestic or foreign corporations (since February 28, 2013), are subject to corporate income tax (including solidarity surcharge thereon), if the company holds a direct participation of less than 10% in the share capital of such corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” –Streubesitzbeteiligung). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations in the share capital of other corporations which the company holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the company only on a pro rata basis at the ratio of the interest share of the company in the assets of relevant partnership.

The company’s gains from the disposal of shares in a domestic or foreign corporation are in general effectively 95% exempt from corporate income tax (including solidarity surcharge thereon), regardless of the size of the participation and the holding period. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus solidarity surcharge thereon) at a rate of 15.825%. Conversely, losses incurred from the disposal of such shares are generally not deductible for corporate income tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.

The company is subject to German trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) generated at its permanent establishments maintained in Germany (inländische Betriebstätte). Depending on the municipal trade tax multiplier applied by the relevant municipal authority (Hebesatz), in most cases trade tax ranges from approximately 7% to 18.2% of the taxable trade profit. When determining the income of the corporation that is subject to corporate income tax, trade tax must not be deducted as a business expense. In principle, profits derived from the sale of shares in another domestic and foreign corporation are treated in the same way for trade tax purposes as for corporate income tax. Contrary to this, profit shares derived from domestic and foreign corporations are only effectively 95% exempt from trade tax, if the company either held an interest of at least 15% in the share capital of the company making the distribution at the beginning of the relevant assessment period (Erhebungszeitraum) or—in the case of foreign corporations—if the company has held a stake of this size since the beginning of such period and provided that certain further requirements are fulfilled (trade tax participation exemption privilege – gewerbesteuerliches Schachtelprivileg). If the participation is held in a foreign corporation as per Article 2 of Council Directive 2011/96/EU of November 30, 2011 (the “Parent-Subsidiary Directive”) with its registered office in another member state of the European Union, the trade tax participation exemption privilege becomes applicable from an interest of 10% in the share capital of the foreign corporation at the beginning of the relevant assessment period (Erhebungszeitraum). Otherwise, the profit shares will be subject to trade tax in full. Additional restrictions apply for profit shares originating from foreign corporations which do not fall under Article 2 of the Parent-Subsidiary Directive.

The provisions of the so-called interest barrier (Zinsschranke) limit the degree to which interest expenses are deductible from the tax base. As a rule, interest expenses exceeding interest income are deductible in an amount of up to 30% of the EBITDA as determined for tax purposes in a given financial year, although there are exceptions to this rule. Non-deductible interest expenses must be carried forward to subsequent financial years. EBITDA that has not been fully utilized can under certain circumstances be carried forward and may be considered within the limitations as set out above over the following five years. For trade tax purposes, in principle 25% of the interest expenses deductible after applying the interest barrier are added back when calculating the taxable trade profit. Therefore, for trade tax purposes, the amount of deductible interest expenses is in principle only 75% of the interest expenses deductible for purposes of corporate income tax.

Under certain conditions, negative income of the company that has not been offset against current year positive income can be carried forward or back into other assessment periods. Loss carry-backs to the immediately preceding assessment period are only permissible up to €1,000,000 (€511,500 until 2012) for corporate income tax but not at all for trade tax purposes. Negative income not offset against positive income for corporate income and trade tax purposes can be carried forward to following taxation periods (tax loss carry-forward). If in such following taxation period the taxable income or the taxable trade profit exceeds the €1,000,000 threshold (up to which such income can be offset with the tax loss carry forward in full), only 60% of the excess amount can be offset by tax loss carry-forwards. The remaining 40% of the taxable income is subject to tax in any case (minimum taxation – Mindestbesteuerung). Unused tax loss carry-forwards can, as a rule, be carried forward indefinitely and deducted pursuant to the rules set out regarding future taxable income or trade income. However, if more than 25% or more than 50% of the company’s share capital or voting rights respectively is/are transferred to a purchaser or group of purchasers within five years, directly or indirectly, or if a similar situation arises (harmful share acquisition – schädlicher Beteiligungserwerb), the company’s unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) will generally be forfeited in part (in case of the transfer of a participation of more than 25% but no more than 50%) or in full (in case of the transfer of a participation of more than 50%) and cannot be offset against future profits; certain exceptions apply.

Tax treatment of corporate reorganization

As part of the pre-IPO corporate reorganization, Expedia will contribute all of its shares of trivago GmbH to travel B.V., and the Founders will contribute a certain portion of their shares of trivago GmbH to travel B.V., in a capital increase in exchange for newly issued shares of travel B.V. (the “Contribution”). The contemplated contributions by Expedia and by the Founders to travel B.V. should be tax free for travel B.V. travel B.V. will subsequently change its legal form into a Dutch N.V. under Dutch corporate law without changing its place of management. The legal effect of the conversion under Dutch law on travel B.V. will be limited to the change in the legal form. travel B.V. should fully continue its existence as the same legal entity, and since the effective place of management shall not change, such conversion is not expected to trigger tax consequences for trivago N.V. or trivago GmbH. The Contribution will cause a change of control from a tax perspective and might have tax impacts at a subsidiary level, e.g. the preservation of loss carry forwards at German subsidiary level of trivago GmbH.

See “Corporate structure—Corporate reorganization—Pre-IPO corporate reorganization.”

It is expected that the post-IPO merger should qualify as a tax free transaction under the currently applicable provisions of the German Reorganization Tax Act (RTA –Umwandlungssteuergesetz) as well as under German Value Added Tax Act (VATA – Umsatzsteuergesetz) as a result of a transfer of a business as a going concern. trivago GmbH will request a tax ruling from the German tax authorities to confirm the tax neutrality of the post-IPO merger from a corporate income tax perspective. In the event that such ruling would not confirm the tax neutrality to trivago GmbH or the ruling request will be rejected, it is expected that the post-IPO merger will not be consummated. In case we will not receive a ruling confirming the tax neutrality, the post-IPO merger will only be implemented if Expedia commits to indemnify us from all taxes triggered as result of the post-IPO merger.

If the post-IPO merger will not be carried out, a two-tier corporate structure would remain in place with the Founders holding % in trivago GmbH. In this event, it is planned to convert trivago GmbH first into a stock corporation (AG –Aktiengesellschaft) under German law and subsequently into a European public limited liability company (Societas Europaea) under German law, in each case by way of change of legal form without dissolution and winding-up under German corporate law. These conversions should not trigger any tax consequences at the level of trivago GmbH nor should they lead to adverse retroactive tax consequences for trivago N.V. See “Corporate structure—Corporate reorganization—Post-IPO corporate reorganization.”

The two-tier corporate structure will lead to an additional tax on dividends (including constructive dividends) paid by trivago GmbH/AG/SE to trivago N.V. at the level of trivago N.V. Dividends distributed by trivago GmbH/AG/SE to trivago N.V. (and to the Founders) would be subject to German withholding tax of 26.375% (including solidarity surcharge) at the level of trivago GmbH/AG/SE. At the level of the German tax resident trivago N.V., only 5% of the dividends distributed by and received from trivago GmbH/AG/SE after January 2017 would be included as taxable income subject to corporate income tax at a tax rate of currently 15.825% (including solidarity surcharge) and trade tax at the applicable local tax rate of currently around 16%. However, the withholding tax deducted by trivago GmbH/AG/SE would be credited against the corporate income tax liability of trivago N.V. and, to the extent the withholding tax (26.375%) exceeds the corporate income tax liability of trivago N.V., refunded with a potential time lag of up to 2 years. The effective tax rate on dividends received by trivago N.V. from trivago GmbH/AG/SE would thus amount to approximately 1.6% as a result of the two-tier corporate structure.

The two-tier corporate structure may also increase the effective tax rate of the German group if trivago N.V. lends to trivago GmbH/AG/SE proceeds received in the IPO (or a portion thereof) by way of a loan. Interests paid by trivago GmbH/AG/SE to trivago N.V. may not be fully tax deductible for trade tax and corporate income tax purposes. trivago N.V. will nevertheless have to include the full amount of the interest payable by trivago GmbH/AG/SE as taxable income in its corporate and trade tax base. See “German tax—Taxation of the company (trivago N.V.) —General.”

In the event that the post-IPO merger will not be carried out and the Founders are not able to place all their shares received in trivago N.V. as result of the Contribution in the secondary offering a portion of the shares received by trivago N.V. in the Contribution would be subject to a seven-year review period, during which the Founders would have to comply with certain notification obligations under the RTA. Besides others, these notification obligations include annual filings evidencing the owner of the contributed shares on each of the first seven anniversaries of the contribution. Notification obligations end at the earlier of (i) the end of the seven years term and (ii) that time the Founders have sold all their remaining shares of trivago N.V. Failure by the Founders to comply with these notification obligation may result in a taxable gain for trivago N.V.; 5% of such capital gain would be subject to corporate income tax at a tax rate of currently 15.825% (including solidarity surcharge) and trade tax at the applicable local tax rate of currently around 16% on the level of trivago N.V.

Also, in case a Founder exercises its put option granted under the IPO Structuring Agreement towards trivago N.V. to exchange shares of trivago GmbH/AG/SE for new shares of trivago N.V. at book value the shares received by trivago N.V. in such share exchange by the respective Founder would be subject to a seven-year review period, during which the respective Founder will have to comply with the same notification obligations as described above. Accordingly, failure by the respective Founder to comply with these notification obligations may also result in a taxable gain for trivago N.V.; 5% of such capital gain would be subject to corporate income tax at a tax rate of 15.825% (including solidarity surcharge) currently and trade tax at the applicable local tax rate of around 16% currently on the level of trivago N.V. However, no notification obligation needs to be fulfilled (and no related tax risk for trivago N.V. arises) in case the respective Founder immediately sells all its shares, respectively the ADSs, in trivago N.V. received in the share exchange immediately.

Furthermore, expenses incurred by us relating to the measures described herein may be regarded as incurred for the benefits of our shareholders. In such case, tax authorities may take the view to treat such expenses as not deductible for tax purposes and assess withholding tax at a rate of up to 26.375% on respective amounts.

German taxation of ADS holders

General

Based on the interpretation circular (Besteuerung von American Depository Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated May 24, 2013 (reference number IV C 1-S2204/12/10003) (the “ADR Tax Circular”) for German tax purposes, ADRs referring to shares issued by a German stock corporation (Aktiengesellschaft) represent a beneficial ownership interest in the underlying ordinary shares.

The ADSs should qualify as ADRs under the ADR Tax Circular, and dividends would accordingly be attributable to the holders of the ADSs for German tax purposes as if they would hold Class A shares, and not to the legal owner of the underlying Class A shares (which is the depositary holding the Class A shares for the ADS holders). Therefore, the ADS holders should, for German tax purposes, be treated as directly holding an interest in the company’s Class A shares. With respect to German tax risks with respect to the ADSs please refer to “Risk factors” above.

Income tax implications of the holding, sale and transfer of ADSs

In terms of the income taxation of ADS holders, a distinction must be made between taxation in connection with the holding of ADSs (“German taxation of the distributions from ADSs”) and taxation in connection with the sale of ADSs (“German taxation of capital gains from ADSs”).

German taxation of the distributions from ADSs

Withholding tax—General

The full amount of a dividend distributed by the company is subject to German withholding tax (Kapitalertragsteuer) at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate tax rate of 26.375%. This, however, will not apply if and to the extent that dividend payments are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 of the German Corporate Income Tax Act (Körperschaftsteuergesetz –“KStG”)); in this case, no withholding tax will be withheld. The basis for the withholding tax is the dividend approved for distribution by the company’s shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences should be irrelevant.

In general, withholding tax on dividends distributed by a company to its shareholders is withheld and discharged for the account of the shareholders by the company. If shares are admitted for collective custody by a securities custodian bank (Wertpapiersammelbank) pursuant to Section 5 of the German Act on Securities Accounts (Depotgesetz) and are entrusted to such bank for collective custody (Sammelverwahrung) in Germany, the withholding tax is withheld and passed on for the account of the shareholders by the domestic credit or financial services institution (inländisches Kredit– oder Finanzdienstleistungsinstitut) (including domestic branches of such foreign enterprises), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent or by the central securities depository to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository (each a “Paying Agent”). The company in which shares are held does not assume any responsibility for the withholding of the withholding tax. In general, the withholding tax must be withheld regardless of whether and to which extent the distribution is exempt from tax at the level of a shareholder and whether the shareholder is domiciled in Germany or abroad.

As the ADS holders should, for German tax purposes, be treated as directly holding an interest in the company’s Class A shares, the description in the paragraph above should apply accordingly.

More specifically as regards to the distributions from ADSs, the German withholding tax will be withheld either by (i) the German financial institution that holds or administers the underlying Class A shares in custody and disburses or credits the dividend income from the underlying Class A shares or (ii) the German collective securities custodian, i.e., on the payment made to the depositary (in both cases (i) or (ii), a Paying Agent). Further, a withholding tax certificate should be issued which entitles to a refund or tax credit of the German taxes withheld. The ADS holder should be entitled to the refund or tax credit (and not the legal owner which is the depositary) as it is treated for German tax purposes as the beneficial owner of the Class A shares.

Consequently, in general, the German taxes levied on the payments under the ADSs should be the same as if the ADS holder invested directly in the Class A shares because the ADS holder is either entitled to a refund or a tax credit. The ADS holders would be treated as if they hold Class A shares directly and withholding tax would be charged only once.

Taxation of the distributions from ADSs for investors not domiciled in Germany

ADS holders without a tax domicile in Germany whose ADSs are attributable to a German permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed, are also subject to tax in Germany on their dividend income. In this respect, the provisions outlined below for ADS holders with a tax domicile in Germany whose ADS are held as business assets apply accordingly (“—Taxation of the distributions from ADSs for investors domiciled in Germany—ADSs held as business assets”). The withholding tax (including the solidarity surcharge thereon) withheld and passed on will be credited against the income or corporate income tax liability or refunded in the amount of any excess.

In all other cases, ADS holders are only subject to German taxation with respect to specific German source income (beschränkte Steuerpflicht), in particular, dividends distributed by a German tax resident corporation. Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) are generally not taxable in Germany. According to the ADR Tax Circular, dividend income from the underlying shares should be attributed to the holder of the ADSs for German tax purposes and not to the legal owner of the shares. As a consequence thereof, dividend income derived from ADSs should be treated as German source income (beschränkte Steuerpflicht).

Any German limited tax liability on dividends is discharged by withholding tax. Withholding tax is only reimbursed in the cases and to the extent described below.

However, withholding tax on dividends distributed to an ADS holder being a company domiciled in another EU Member State within the meaning of Article 2 of the Parent-Subsidiary Directive may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment of such a parent company resident in another EU Member State or to a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the company actually forms part of such permanent establishment’s business assets. As further requirements for a refund or exemption of withholding tax under the Parent-Subsidiary Directive, the ADS holder needs to hold ADSs that represent at least a 10% direct stake in the company’s registered capital for one year and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn) using an official form.

Based on the double taxation treaty concluded between Germany and the jurisdiction where an investor is tax resident for purposes of the respective double taxation treaty (in the following, the “Treaty”), German withholding tax may be reduced to a lower tax rate usually amounting to 15% of the gross dividend on the basis of an applicable Treaty. In this event, the excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty should be refunded to the investors upon application. A U.S. investor for example initially should receive a net payment of €73.625 from a gross dividend amounting to €100 (i.e., €100 minus the 26.375% withholding tax). Such U.S. investor may, subject to fulfilling procedural requirements, be entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend. As a result, the U.S. investor may ultimately receive a payment of €85 in total (85% of the gross dividend amount) provided that it is entitled to Treaty benefits.

Investors should note that the aforementioned refund or reduction of German withholding tax under a Treaty requires the investor to make tax filings with the competent German tax office using a withholding tax certificate issued under German law by the agent, who has withheld and remitted the withholding tax (the Paying Agent). Generally, if the depositary has an existing interface with DTC, it should have sufficient information about the identity of the ADS holder so that a tax reclaim process can be filed with the competent German tax office and a withholding tax certificate can be issued to the ADS holder. In the absence of such withholding tax certificate, an ADS holder will not be entitled to receive a tax refund from the German tax authorities and may not credit the German withholding tax against its tax liability.

Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Central Tax Office’s website (www.bzst.de) or from embassies of the Federal Republic of Germany. The refund claim generally becomes time-barred after four years following the calendar year in which the dividend is received. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), a paying or disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the ADS holders for whom it holds the company’s ADSs in custody. However, the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under a Treaty.

If dividends are distributed to corporations subject to a limited tax liability in Germany, i.e. corporations with no statutory seat or place of management in Germany, and if the shares neither belong to the assets of a permanent establishment or fixed place of business in Germany nor form part of business assets for which a permanent representative in Germany has been appointed, two-fifths of the tax withheld at the source can generally be refunded even if the prerequisites for a refund under the Parent-Subsidiary Directive or the relevant Treaty are not fulfilled. The relevant application forms are available at the German Federal Central Tax Office at the address specified above.

The exemption from withholding tax under the Parent-Subsidiary Directive as well as the aforementioned possibilities for a refund of withholding tax depend on certain other conditions being met (particularly the fulfillment of so-called substance requirements—Substanzerfordernisse).

Taxation of the distributions from ADSs for investors domiciled in Germany

Based on the assumption that the ADS holder should be treated, in line with the ADR Tax Circular, as the beneficial owner of the Class A shares for German tax purposes, German ADS holders should be subject to German taxation as if they owned the Class A shares directly.

ADSs held as non-business assets

Dividends distributed to ADS holders with a tax domicile in Germany whose ADSs are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e. 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax levied by the company (flat tax—Abgeltungsteuer). Income-related expenses cannot be deducted from the capital investment income, except for an annual lump-sum deduction (Sparer-Pauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly). However, the ADS holder may request that its capital investment income (including dividends) along with its other taxable income is taxed at the progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden (Günstigerprüfung). In this case, the withholding tax will be credited against the progressive income tax and any excess amount will be refunded. Pursuant to the view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction.

Exceptions from the flat tax apply upon application for ADS holders with underlying shares of at least 25% in the company and for ADS holders with underlying shares of at least 1% in the company and who work for the company in a professional capacity.

With regard to dividends received after December 31, 2014, an automatic procedure for deducting church tax applies unless the ADS holder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office. The church tax payable on the dividend is withheld and passed on by the Paying Agent. In this case, the church tax for dividends is satisfied by the Paying Agent withholding such tax. Church tax withheld at source may not be deducted as a special expense (Sonderausgabe) in the course of the tax assessment, but the Paying Agent may reduce the withholding tax (including the solidarity surcharge) by 26.375% of the church tax to be withheld on the dividends. If the ADS holder has filed a blocking notice and no church tax is withheld by a Paying Agent, an ADS holder subject to church tax is obliged to declare the dividends in his income tax return. The church tax on the dividends is then levied by way of a tax assessment.

As an exemption, dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany with ADSs held as non-business assets, do, contrary to the above, not form part of the ADS holder’s taxable income. If the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the ADS holder’s acquisition costs, negative acquisition costs will arise which can result in a higher capital gain in case of the ADSs’ or shares’ disposal. This will not apply if (i) the ADS holder or, in the event of a gratuitous transfer, its legal predecessor, or, if the ADSs have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be) disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company (a “Qualified Holding”) and (ii) the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In such a case of a Qualified Holding, a dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) is deemed a sale of the ADSs and is taxable as a capital gain if and to the extent the dividend payment funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceeds the acquisition costs of the ADSs. In this case, the taxation corresponds with the description in “—German taxation of capital gains from ADSs—ADS holder with a domicile in Germany” made with regard to ADS holders maintaining a Qualified Holding.

The Paying Agent which keeps or administers the ADSs and pays or credits the capital income is required to create so-called pots for the loss set-off (Verlustverrechnungstöpfe) to allow for setting-off of negative capital income with current and future positive capital income. A set off of negative capital income at a Paying Agent with positive capital income at a different Paying Agent is not possible and can only be achieved in the course of the income tax assessment at the level of the respective investor. In this case, the taxpayer has to apply for a certificate confirming the amount of losses not offset with the Paying Agent where the pots for the loss set off exists. The application is irrevocable and has to reach the Paying Agent before December 15th of the respective year, otherwise the losses will be carried forward to the following year by the Paying Agent.

Withholding tax will not be withheld by a Paying Agent if the taxpayer provides the Paying Agent with an application for exemption (Freistellungsauftrag) to the extent that the capital income does not exceed the annual lump sum allowance (Sparerpauschbetrag) of €801 (€1,602 for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly) as outlined on the application for exemption. Furthermore, no withholding tax will be levied if the taxpayer provides the Paying Agent with a non-assessment certificate (Nichtveranlagungsbescheinigung) to be applied for with the competent tax office of the investor.

ADSs held as business assets

Dividends from ADSs held as business assets by an ADS holder with a tax domicile in Germany are not subject to the flat tax. The taxation depends on whether the ADS holder is a corporation, a sole proprietor or a partnership (co-entrepreneurship). The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) withheld and paid will be credited against the ADS holder’s income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or refunded in the amount of any excess.

Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) and are paid to ADS holders with a tax domicile in Germany whose ADSs are held as business assets are generally fully tax-exempt in the hands of such ADS holder. To the extent the dividend payments funded from the company’s contribution account for tax purposes exceed the acquisition costs of the ADS, a taxable capital gain should occur. The taxation of such gain corresponds with the description in “—German taxation of capital gains from ADSs” made with regard to ADS holders whose ADSs are held as business assets (however, as regards the application of the 95% exemption in case of a corporation this is not undisputed).

Corporations

If the ADS holder is a corporation with a tax domicile in Germany, the dividends are in general effectively 95% exempt from corporate income tax and the solidarity surcharge. 5% of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of 15.825%. In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However, pursuant to the Act for the implementation of the ECJ’s ruling dated October 20, 2011 (Gesetz zur Umsetzung des EuGH-Urteils vom 20. Oktober 2011 in der Rechtssache C-284/09), dividends that an ADS holder received are not exempt from corporate income tax (including solidarity surcharge thereon), if the ADS holder only held (or holds) a direct participation of less than 10% in the underlying share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Underlying participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Underlying participations that an ADS holder holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the ADS holder only on a pro rata basis at the ratio of the interest share of the ADS holder in the assets of the relevant partnership.

However, the dividends (after deducting business expenses economically related to the dividends) are generally subject to trade tax in the full amount, unless the requirements of the trade tax participation exemption privilege are fulfilled. In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on amounts considered to be non-deductible business expenses (amounting to 5% of the dividend). Depending on the municipal trade tax multiplier applied by the relevant municipal authority, in most cases trade tax ranges from 7% to approximately 18%.

Sole proprietors

If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the ADSs belong to a domestic permanent establishment in Germany of a business operation of an ADS holder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the prerequisites of the trade tax participation exemption privilege are fulfilled. In this latter case the net amount of dividends, i.e. after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the ADS holder’s personal income tax, either in full or in part, by means of a lump-sum tax credit method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

Partnerships

If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income tax or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation of every partner depends on whether the partner is a corporation or an individual. If the partner is a corporation, the dividends contained in the profit share of the partner will be taxed in accordance with the rules applicable for corporations (see “Corporations” above). If the partner is an individual, the taxation follows the rules described for sole proprietors, (see “Sole proprietors” above). Upon application and subject to further conditions, an individual as a partner can have his personal income tax rate reduced for earnings retained at the level of the partnership.

In addition, the dividends are generally subject to trade tax in the full amount at the partnership level if the ADSs are attributed to a German permanent establishment of the partnership. If a partner of the partnership is an individual, the portion of the trade tax paid by the partnership pertaining to his profit share will generally be credited, either in full or in part, against his personal income tax by means of a lump-sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see “Corporations” above) might impact the trade tax treatment at the level of the partnership. ADS holders are strongly recommended to consult their tax advisors. Under a literal reading of the law, if the partnership qualifies for the trade tax exemption privilege at the beginning of the relevant assessment period, the dividends should generally not be subject to trade tax. However, in this case, trade tax should be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the underlying shares in the company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to other than such specific corporate partners (which includes individual partners and should, under a literal reading of the law, also include corporate partners to whom, on a look-through basis, only Portfolio Participations are attributable) should (after the deduction of business expenses economically related thereto) not be subject to trade tax.

Special treatment of companies in the financial and insurance sectors and pension funds

If financial institutions or financial services providers hold ADSs that are allocable to their trading book pursuant to Section 1a of the German Banking Act (Gesetz über das Kreditwesen), they will neither be able to use the partial income method nor have 60% of their dividend income exempt from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax.

Thus, dividend income is fully taxable. The same applies to ADSs acquired by financial institutions in the meaning of the German Banking Act for the purpose of generating profits from short-term proprietary trading. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by financial institutions, financial service providers, and finance companies tax resident in another member state of the European Union or in other signatory states of the EEA Agreement. Likewise, the tax exemption described earlier afforded to corporations from ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds. However, an exemption to the foregoing, and thus a 95% effective tax exemption, applies to dividends obtained by the aforementioned companies, to which the Parent-Subsidiary Directive applies.

Withholding tax—ADSs held in a German custody account

If and when the ADSs are held in a German custody account withholding tax may apply at different levels:

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at a first level, there will be German withholding tax of 26.375% (including solidarity surcharge) on trivago N.V.’s dividend payment made to the ADS Agent; this withholding tax may be reduced to 15% or to a lower tax rate;

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at a second level, the German paying agent that holds the ADSs in custody for the investor (“German Distribution Paying Agent”) is required to withhold again German withholding tax of 26.375% (including solidarity surcharge) plus church tax, if any. The German Distribution Paying Agent is the German domestic credit or financial services institution (inländisches Kredit– oder Finanzdienstleistungsinstitut) (including German domestic branches of such foreign enterprises), the German domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the ADSs and disburses or credits the ADS distributions.

Consequently, a higher tax burden may arise if the respective withholding tax certificate cannot be issued and therefore neither the German investor nor the ADS agent are able to use the withholding tax withheld at the first level or the second level as a tax credit or apply for a respective tax refund. The German Federal Ministry of Finance (Bundesministerium der Finanzen) has suggested and described a procedural solution to avoid such potential double taxation in an interpretation circular dated October 26, 2011 (BMF IV C 1 – S 2400/11/10002:003). However, from a procedural perspective, it is not entirely clear whether this circular also applies to ADSs. In our view, this should be the case since ADSs are representing the underlying Class A shares (see above).

Especially if the ADS are not held with a German Distribution Paying Agent, a German investor should be required to include any payment from the ADSs in its German tax return and may not be entitled to credit taxes withheld at the first or second level against its German tax liability for the reason that the required withholding tax certificate has not been issued.

Further, the refund or credit of the withholding tax may be denied in a portion of three-fifths under certain circumstances as further described in more detail in Section 36a German Income Tax Act (Einkommensteuergesetz), inter alia, if and when the ADS holder is not the beneficial owner of the ADSs within a time frame of 45 days around the ex-date of the underlying Class A shares.

German taxation of capital gains from ADS

Taxation of capital gains from ADSs—ADS holder not tax resident in Germany

The capital gains from the disposition of ADSs realized by an ADS holder who is not a German tax resident should be subject to German tax only if such investor held ADSs that directly or indirectly represent 1% or more in the underlying company’s ordinary shares (i.e., a Qualified Holding as defined in “—Taxation of the distributions from ADS for investors domiciled in Germany—ADSs held as non-business assets”) at any time during a five year period preceding the disposition or if the ADSs or underlying shares belong to a domestic permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and amount of the holding would also be taken into account.

In case of a Qualified Holding, 5% of the gains from the disposal of the ADSs should under German domestic tax law currently be subject to corporate income tax plus the solidarity surcharge thereon, if the ADS holder is a corporation. If the ADS holder is a private individual, only 60% of the gains from the disposal of the ADSs are subject to progressive income tax plus the solidarity surcharge thereon (partial-income method). However, most Treaties provide for an exemption from German taxation and attribute the right of taxation to the ADS holder’s state of residence. According to German tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the ADS holder submits to the Paying Agent a certificate of residence issued by the competent foreign tax authority.

In case of a Qualified Holding, the relevant ADS holder has to file a German tax return. Please note that a tax return is also required if Germany does not have the right to tax such capital gains pursuant to the individual applicable Treaty.

With regard to capital gains or losses from ADSs attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to ADS holders with a tax domicile in Germany whose ADSs are business assets apply mutatis mutandis (see “Taxation of capital gains from ADSs—ADS holder with a domicile in Germany—ADSs held as business assets”). The Paying Agent can refrain from deducting the withholding tax if the ADS holder declares to the Paying Agent on an official form that the ADSs form part of domestic business assets and certain other requirements are met.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ordinary shares or other securities, including ADSs, held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law with the exception of ADSs held by an ADS holder holding directly or indirectly through ADSs and shares at least 1% in the company’s ordinary share capital, does not create a limited tax liability in Germany so that there should be no obligation to withhold taxes on such capital gains. Further, it is not entirely clear by the German statutory law whether a withholding should be made if and when the (share) ADS holder creates a limited tax liability in Germany with its holding. However, an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017) provides that taxes need not to be withheld when the holder of the custody account is not a resident of Germany for German tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder holds 1% or more of the share capital of a German company through ADSs and shares. As a result, under no circumstances should there be an obligation to withhold taxes on capital gains realized by ADS holders not tax resident in Germany. Although this circular is not binding on German tax courts, in practice, the disbursing agents are required to follow the guidance contained in such interpretation circulars. But even if there is no withholding in Germany, the ADS holder is required to make a tax filing with the German tax authorities if and when it is subject to a limited tax liability in Germany with its capital gains under German domestic tax law.

Taxation of capital gains from ADSs—ADS holder with a domicile in Germany

The capital gain from the disposition of ADSs realized by an ADS holder who is tax resident in Germany should be subject to German tax as if the ADS holder owned the underlying Class A shares directly. This is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017) with respect to the limitation on the offsetting of capital loss from ADRs with capital gains from shares and/or ADRs and the exchange of the ADRs into the respective (represented) shares.

ADSs held as non-business assets

Gains from the disposal of ADSs by an ADS holder with a tax domicile in Germany and held as non-business assets are generally, regardless of the holding period, subject to a flat tax on capital investment income at a rate of 25% (plus the solidarity surcharge of 5.5% thereon, i.e. 26.375% in total plus any church tax if applicable).

The taxable capital gain is computed as the difference between (a) the sale proceeds and (b) the acquisition costs of the ADS and the expenses related directly and economically to the disposal. Dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) reduce the original acquisition costs; if dividend payments that are funded from the company’s contribution account for tax purposes (steuerliches Einlagekonto; Section 27 KStG) exceed the acquisition costs, negative acquisition costs, which can increase a capital gain, can arise in case of ADS holders, whose ADS are held as non-business assets and do not qualify as Qualified Holding.

Only an annual lump-sum deduction of €801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of ADSs or shares may only be offset against capital gains from the disposal of ADSs or shares.

If the disposal of the ADSs is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a Paying Agent), the tax on the capital gains will in general be discharged for the account of the seller by the Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon) on the capital gain.

However, the ADS holder can apply for his total capital investment income together with his other taxable income to be subject to his progressive income tax rate as opposed to the flat tax on investment income, if this results in a lower tax liability. In this case, the withholding tax is credited against the progressive income tax and any resulting excess amount will be refunded. Pursuant to the current view of the German tax authorities (which has been confirmed by a decision by the German Federal Tax Court (Bundesfinanzhof)), in this case as well, income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction. Further, the limitations on offsetting losses are also applicable under the income tax assessment.

If the withholding tax or, if applicable, the church tax on capital gains is not withheld by a Paying Agent, the ADS holder is required to declare the capital gains in his income tax return. The income tax and any applicable church tax on the capital gains will then be collected by way of assessment.

An automatic procedure for deducting church tax applies unless the ADS holder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office and, church tax on capital gains is withheld by the Paying Agent and is deemed to have been paid when the tax is deducted. A deduction of the withheld church tax as a special expense is not permissible, but the withholding tax to be withheld (including the solidarity surcharge) is reduced by 26.375% of the church tax to be withheld on the capital gains.

Regardless of the holding period and the time of acquisition, gains from the disposal of ADSs are not subject to the flat tax but to progressive income tax if an ADS holder domiciled in Germany, or, in the event of a munificent transfer, their legal predecessor, or, if the ADSs have been munificently transferred several times in succession, one of his legal predecessors at any point during the five years preceding the disposal, directly or indirectly held ADSs (and/or shares) that represent at least 1% of the underlying share capital of the company (i.e., a Qualified Holding). In this case the partial income method applies to gains from the disposal of ADSs, which means that only 60% of the capital gains are subject to tax and only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. Even though withholding tax has to be withheld by a Paying Agent in the case of a Qualified Holding, this does not discharge the tax liability of the ADS holder. Consequently, an ADS holder must declare his capital gains in his income tax return. The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) levied and paid will be credited against the ADS holder’s income tax liability as assessed (including the solidarity surcharge thereon and any church tax if applicable) or refunded in the amount of any excess.

ADSs held as business assets

Gains from the sale of ADSs held as business assets of an ADS holder with a tax domicile in Germany are not subject to the flat tax. The taxation of the capital gains depends on whether the ADS holder is a corporation, a sole proprietor or a partnership (co-entrepreneurship).

Corporations

If the ADS holder is a corporation with a tax domicile in Germany, the gains from the disposal of ADSs are in general effectively 95% exempt from corporate income tax (including the solidarity surcharge thereon) and trade tax, regardless of the size of the participation and the holding period. 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of 15.825% and trade tax (depending on the municipal trade tax multiplier applied by the municipal authority, in most cases between 7% and approximately 18%). As a rule, capital losses and other profit reductions in connection with ADSs (e.g. from a write-down) cannot be deducted for tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.

Sole proprietors

If the ADSs are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the gains from the disposal of the ADSs are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5%, and, if applicable, church tax (partial-income method). Only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. If the ADSs belong to a German permanent establishment of a business operation of the sole proprietor, 60% of the gains of the disposal of the ADSs are, in addition, subject to trade tax.

Trade tax

Trade tax can be credited against the ADS holder’s personal income tax liability, either in full or in part, by means of a lump-sum tax credit method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

Partnerships

If the ADS holder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the ADSs as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see “Corporations” above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial-income method, see above under “Sole proprietors”). Upon application and subject to further conditions, an individual as a partner can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.

In addition, capital gains from the ADSs are subject to trade tax at the level of the partnership if the ADSs are attributed to a domestic permanent establishment of a business operation of the partnership generally, (i) at 60% as far as they are attributable to the profit share of an individual as the partner of the partnership, and, (ii) currently, at 5% as far as they are attributable to the profit share of a corporation as the partner of the partnership. Capital losses and other profit reductions in connection with the ADSs are currently not deductible for trade tax purposes if they are attributable to the profit share of a corporation; however, 60% of the capital losses are deductible subject to general limitations to the extent such losses are attributable to the profit share of an individual.

If the partner of the partnership is an individual, the portion of the trade tax paid by the partnership attributable to his profit share will generally be credited, either in full or in part, against his personal income tax by means of a lump-sum method, depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

Special treatment of companies in the financial and insurance sectors and pension funds

If financial institutions or financial services providers sell ADSs that are allocable to their trading book pursuant to Section 1a of the German Banking Act (Gesetz über das Kreditwesen), they will neither be able to use the partial income method nor have 60% of their gains exempted from taxation nor be entitled to the effective 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, capital gains are fully taxable. The same applies to ADSs acquired by financial institutions in the meaning of the German Banking Act for the purpose of generating profits from short-term proprietary trading. The preceding sentences apply accordingly for ADSs held in a permanent establishment in Germany by financial institutions, financial service providers, and finance companies tax resident in another member state of the European Union or in other signatory states of the EEA Agreement or the ADSs reflect at least 1% of the share capital of the company. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of ADSs does not apply to ADSs that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.

Withholding tax

If the disposal of the ADSs is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a Paying Agent) on the capital gains for the account of the seller a withholding tax, if applicable, at the rate of 26.375% (including the solidarity surcharge) plus church tax, if any, will be withheld by the Paying Agent. No withholding tax should become due, however, if the investor held directly or indirectly 1% or more in the share capital of the company through ADSs and shares at any time during a five years period preceding the disposition. In this event, the relevant investor has to file a German tax return.

In case of a Paying Agent, capital gains from ADSs held as business assets are not subject to withholding tax in the same way as ADSs held as non-business assets by an ADS holder (see “—Taxation of capital gains from ADSs—ADS holder with a domicile in Germany—ADSs held as non-business assets”). Instead, the Paying Agent will not levy the withholding tax, provided that (i) the ADS holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADSs belong to the domestic business assets of an ADS holder, and the ADS holder declares so to the Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.

Taxation of capital gains from ADSs—Class A shares in exchange of the ADSs

An ADS holder may request from the issuer of the ADSs to receive the Class A shares in exchange for the ADSs. This kind of exchange should not be qualified as a sale of the ADSs followed by an acquisition of the Class A shares, because ADSs should represent a beneficial ownership interest in the underlying shares and the holders of ADSs should for German tax purposes be treated as if they held the shares directly (please refer to “Risk factors” above). This treatment is supported by an interpretation circular (Einzelfragen zur Abgeltungsteuer) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen) dated January 18, 2016 (reference number IV C 1-S2252/08/10004:017). The income taxation of Class A shares follows the same basic principles as described for the ADSs.

German inheritance and gift tax

It is unclear whether the German inheritance or gift tax applies to the transfer of ADSs, as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act (“Erbschaftsteuer- und Schenkungsteuergesetz”). However, if German inheritance or gift tax is applicable to ADSs, then under German law, this transfer would be subject to German gift or inheritance tax if:

(a) the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

(b) at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or

(c) the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Generally, the transferee may be subject to inheritance or gift tax in Germany and in the jurisdiction where he or she is tax resident if such jurisdiction has such a tax. There are only limited treaties that intend to avoid the potential double taxation. Under the treaty between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000) (“United States-Germany Inheritance and Gifts Tax Treaty”), and assuming that this treaty applies to ADSs, a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax, if the donor or the transferor is domiciled in the United States within the meaning of the United States-Germany Inheritance and Gift Tax Treaty and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed. Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levy federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift tax is also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

Other German taxes

There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADSs in Germany. Further, no value added tax is currently levied on the purchase or disposal or other forms of transfer of the ADSs; however, an entrepreneur may opt to subject disposals of ADSs, which are in principle exempt from value added tax, to value added tax if the sale is made to another entrepreneur for the entrepreneur’s business. Net worth tax (Vermögensteuer) is currently not levied in Germany. It is still unclear and not yet decided whether Germany, based on a potential EU Directive, will introduce a Financial Transaction Tax.

Material Netherlands tax considerations

General

The following is a general summary of certain material Netherlands tax consequences of the acquisition, ownership and disposal of our ADSs or Class A shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders should consult with their tax advisors with regard to the tax consequences of investing in the ADSs or Class A shares in their particular circumstances. The discussion below is included for general information purposes only. In general, for Dutch tax purposes, beneficial owners of ADSs should be treated as the beneficial owners of the Class A shares represented by such ADSs.

Please note that this summary does not describe the tax considerations for:

(i) holders of ADSs or Class A shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii) a holder of ADSs or Class A shares that is not an individual for which its shareholdings qualify or qualified as a participation or are subject to the participation credit for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii) holders of ADSs or Class A shares who are individuals for whom the ADSs or Class A shares or any benefit derived from the ADSs or Class A shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(iv) pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands and Netherlands law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law until this date as available in printed form, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend withholding tax

We are generally required to withhold Dutch dividend withholding tax at a rate of 15 % from dividends distributed by us. Generally, the dividend withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the Class A shares. However, as long as we continue to have our place of management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we should not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which events the following applies. See “Risk factors—If we pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.”

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) or to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder are generally subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•

liquidation proceeds, proceeds of redemption of Class A shares, or proceeds of the repurchase of Class A shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Class A shares as recognized for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•

an amount equal to the par value of Class A shares issued or an increase of the par value of Class A shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•

partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of Class A shares have resolved in advance at a general meeting to make such repayment and the par value of the Class A shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ADSs or Class A shares that are neither resident nor deemed to be resident of the Netherlands if the ADSs or Class A shares are attributable to a Netherlands permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ADSs or Class A shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs or Class A shares is taxable at the progressive income tax rates (with a maximum of 52%, rate for 2016), if:

(a)	the ADSs or Class A shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the ADSs or Class A shares is considered to perform activities with respect to the ADSs or Class A shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs or Class A shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs or Class A shares, the ADSs or Class A shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs or Class A shares are as such not subject to Netherlands income tax.

A law has been enacted in the Netherlands, pursuant to which, beginning on 1 January 2017, the taxation of income from savings and investments will be amended and the deemed return will no longer be fixed at 4%, but instead a variable return between 2.87% and 5.39% (depending on the amount of such holder’s net investment assets for the year) will be applied. Following 2017, the deemed return will be adjusted annually. However, at the request of the Netherlands Parliament, the Netherlands Ministry of Finance is also reviewing whether the taxation of income from savings and investments can be based on the actual income and/or gains realized in respect of investment assets (which would include the ADSs or Class A shares) instead of a deemed return.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ADSs or Class A shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000, rates for 2016).

Non-residents of the Netherlands

A holder of ADSs or Class A shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under ADSs or the Class A shares or any gain realized on the disposal or deemed disposal of the ADSs or Class A shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs or Class A shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ADSs or Class A shares that go beyond ordinary asset management and does not derive benefits from the ADSs or Class A shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs or Class A shares by way of a gift by, or on the death of, a holder of ADSs or Class A shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands

No Netherlands gift or inheritance taxes will arise on the transfer of the ADSs or Class A shares by way of gift by, or on the death of, a holder of ADSs or Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)	in the case of a gift of ADSs or Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other taxes and duties

No Netherlands value added tax (omzetbelasting) and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ADSs or Class A shares on any payment in consideration for the acquisition, ownership or disposal of the ADSs or Class A shares (other than a payment for financial services that are not exempt from Netherlands value added tax and that are rendered to the holder of ADSs or Class A shares that is resident in Netherlands for Netherlands tax purposes).

Material U.S. federal income tax considerations

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ADSs. To the extent the discussion purports to discuss certain federal income tax laws of the United States, and subject to the qualifications contained herein, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel. This discussion applies only to U.S. Holders that acquire ADSs in this offering, hold such ADSs as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ADSs. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.

The following discussion also does not address U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws such as:

•	banks and other financial institutions;

•	regulated investment companies, real estate investment trusts and grantor trusts;

•	insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	tax-exempt entities or any individual retirement account or Roth IRA as defined in Sections 408 and 408A of the Code, respectively;

•	U.S. expatriates;

•	persons holding our ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of the voting power or value of our stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders (as defined below);

•	persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities or arrangements treated as such (or persons holding our ADSs through partnerships or other pass-through entities or arrangements treated as such).

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of an ADS that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a U.S. person.

The tax treatment of a partner in a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes that holds our ADSs generally will depend on such partner’s status and the activities of the partnership.

The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying Class A shares represented by the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign taxes paid and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying Class A shares.

Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions made with respect to our ADSs (including the amount of any foreign taxes withheld therefrom, if any) generally will be includable in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income, to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not plan to compute earnings and profits under U.S. federal income tax principles, however, and as a result, U.S. Holders should expect that all distributions made with respect to our ADSs will be treated as dividends. Dividends on our ADSs will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.

With respect to non-corporate U.S. Holders, dividends on our ADSs may qualify as “qualified dividend income,” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and the federal republic of Germany or with respect to any dividend paid on ADSs which are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs. We expect that the ADSs will be listed on NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years.

The amount of any distribution on our ADSs paid in foreign currency will be equal to the U.S. dollar value of such currency on the date such distribution is includible in income by the recipient, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Sale or other taxable disposition of our ADSs

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder’s adjusted tax basis in such ADSs. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period for such ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

If the consideration received for our ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition. If our ADSs are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service), such holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ADSs are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of disposition (as determined above) and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder’s initial tax basis in our ADSs generally will equal the cost of such ADSs. If a U.S. Holder used foreign currency to purchase our ADSs, the cost of our ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our ADSs are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Foreign taxes

Foreign taxes (if any) withheld or paid on dividends on, or upon the sale or other taxable disposition of, our ADSs may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If a refund of any such foreign tax is available to a U.S. Holder under the laws of the country imposing such tax or under an applicable income tax treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability. Dividends paid on our ADSs will generally constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source. In addition, any gain from the sale or other taxable disposition of ADSs by a U.S. Holder will generally constitute U.S. source income. A U.S. Holder may not be able to offset any foreign tax withheld or paid as a credit against U.S. federal income tax imposed on that portion of any dividends or gain that is U.S. source unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Passive Foreign Investment Company

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ADSs. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds raised in this offering of ADSs. Even if we otherwise meet the PFIC test described above, we may nevertheless not be considered a PFIC for our start-up year if certain conditions are met.

Based on the bases of our assets, the anticipated market price of our ADSs in this offering, the expected market price of our ADSs following this offering and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held ADSs, such holder would be subject to special tax rules with respect to any “excess distribution” that it receives in respect of our ADSs and any gain it realizes from a sale or other disposition (including a pledge) of our ADSs, unless such holder makes a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs;

•

the amount allocated to the current taxable year, and any taxable year in such holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, dividend distributions made to such holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

A U.S. Holder will be required to make an annual filing with the Internal Revenue Service if such holder holds our ADSs in any year in which we are classified as a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder holds our ADSs. If we cease to be a PFIC, such a U.S. Holder may be able to avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ADSs with respect to which the deemed sale election was made will not be treated as ADSs in a PFIC unless we subsequently become a PFIC.

If a U.S. Holder is eligible to and does make a mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of our ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of our ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of our ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our ADSs.

A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the ADSs.

U.S. information reporting and backup withholding

Dividend payments with respect to our ADSs and proceeds from the sale, exchange or redemption of our ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or otherwise properly establishes an exemption from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund and furnishing any required information to the Internal Revenue Service.

Foreign financial asset reporting

Individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ADSs may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ADSs.

Transfer reporting requirements

A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a newly created non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (ii) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds $100,000. U.S. Holders should consult their tax advisers regarding the applicability of this requirement to their acquisition of ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS UNDER THE INVESTOR’S CIRCUMSTANCES.

Underwriting

We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities LLC

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

Allen & Company LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Cowen and Company, LLC

Guggenheim Securities, LLC

Total

The underwriters are committed to purchase all the ADSs offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $                 per ADS from the initial public offering price. After the initial offering of the ADSs to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional ADSs from the Selling Shareholders to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $                 per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Without option to purchase additional ADSs exercise	With full option to purchase additional ADSs exercise
Per ADS	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                 .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of Class A shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ADSs or securities convertible into or exchangeable or exercisable for any of our Class A shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ADSs or Class A shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ADSs or Class A shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our Selling Shareholders, our controlling shareholder, our management board members, our supervisory board members and certain employees will have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, share capital or any securities convertible into or exercisable or exchangeable for our share capital (including, without limitation, ADSs, share capital or such other securities which may be deemed to be beneficially owned by such management board members, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, share capital or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, share capital or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our ADSs, share capital or any security convertible into or exercisable or exchangeable for our share capital or ADSs.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our ADSs on NASDAQ under the symbol “TRVG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of ADSs may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 or, if the Relevant Member State has not implemented the relevant provision of the 2010 PD Amending Directive, 100, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Class A shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Class A shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Class A shares. Accordingly any person making or intending to make an offer in that Relevant Member State of Class A shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Class A shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to prospective investors in Japan

The ADSs have not been and will not be registered under the Japanese Financial Instruments and Exchange Act. Accordingly, the ADSs may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:

A.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

B.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

A.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

B.	where no consideration is or will be given for the transfer;

C.	where the transfer is by operation of law;

D.	as specified in Section 276(7) of the SFA; or

E.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in the Netherlands

No offer of ordinary shares, which are the subject of the offering contemplated by this prospectus, including Class A shares and ADSs, has been made or will be made in the Netherlands, unless in reliance on Article 3(2) of the Prospectus Directive and provided:

A.	such offer is made exclusively to legal entities which are qualified investors (as defined in the Prospectus Directive) in the Netherlands; or

B.	standard exemption logo and wording are disclosed as required by article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the “FSA”); or

C.	such offer is otherwise made in circumstances in which article 5:20(5) of the FSA is not applicable.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, lending and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Expenses of the offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

(in thousands)	Amount
U.S. Securities and Exchange Commission registration fee		$46,360
FINRA filing fee		60,500
NASDAQ Global Select Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

All amounts in the table are estimates except for the U.S. Securities and Exchange Commission registration fee, the NASDAQ Global Select Market listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal matters

The validity of our Class A shares and certain other matters of Dutch law will be passed upon for us by NautaDutilh N.V. Certain matters of German law will be passed upon for us by Noerr LLP. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP.

Experts

The consolidated financial statements of trivago GmbH as of December 31, 2014 and 2015 and for each of the two years in the period ended December 31, 2015 appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Enforcement of civil liabilities

We are a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, and we are a tax resident of Germany with our place of effective management in Germany. The members of our management board and a majority of our supervisory board members are non-residents of the United States. The majority of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands.

Under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant foreign court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands.

Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code. If no leave to enforce is granted, claimants must litigate the claim again before a Dutch competent court.

In addition, awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. Actions brought in a German court against us or the members of our management board and supervisory board, our executive officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would generally have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and executive officers and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, executive officers or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

Where you can find more information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our management board and supervisory board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Index to financial statements

trivago GmbH

trivago GmbH

Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2015 and 2016 and as of December 31, 2015 and September 30, 2016

trivago GmbH

Condensed consolidated statements of operations

(in thousands)

(unaudited)

	Nine months ended September 30,
	2015	2016
Revenue	€239,380	€378,689
Revenue from related party	154,440	206,313

Total revenue	393,820	585,002

Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(2)	1,965	3,118
Selling and marketing(1)	383,423	538,050
Technology and content(1)	20,939	40,608
General and administrative, including related party(1)(3)	12,412	42,220
Amortization of intangible assets	22,521	11,330

Operating loss	(47,440)	(50,324)

Other income (expense)
Interest expense	(78)	(127)
Other, net (Note 10)	(761)	533

Total other income (expense), net	(839)	406

Loss before income taxes	(48,279)	(49,918)
Income tax (benefit) expense	(10,841)	1,580

Net loss	(37,438)	(51,498)
Net loss attributable to noncontrolling interests	93	524

Net loss attributable to trivago GmbH	€(37,345)	€(50,974)

(1) Includes share-based compensation as follows:
Cost of revenue	€171	€724
Selling and marketing	2,400	10,396
Technology and content, net of capitalized internal-use software and website development costs	3,300	15,278
General and administrative	3,972	25,612

(2) Amortization of acquired technology included in Amortization of intangible assets is as follows:	€14,945	€3,750
Amortization of internal use software and website development costs included in Technology and content is as follows:	315	732

	€15,260	€4,482

(3) Includes related party shared service fee as follows:
General and administrative	€2,296	€2,892

See notes to trivago GmbH unaudited condensed consolidated financial statements trivago GmbH

Condensed consolidated statements of comprehensive income (loss)

(in thousands)

(unaudited)

	Nine months ended September 30,
	2015	2016
Net loss	€(37,438)	€(51,498)

Other comprehensive income (loss)
Currency translation adjustments	(167)	4

Total other comprehensive income (loss)	(167)	4

Comprehensive loss	(37,605)	(51,494)
Less: Comprehensive loss attributable to noncontrolling interests	251	522

Comprehensive loss attributable to trivago GmbH	€(37,354)	€(50,972)

See notes to trivago GmbH unaudited condensed consolidated financial statements trivago GmbH

Condensed consolidated balance sheets

(in thousands)

(unaudited)

	December 31, 2015	September 30, 2016

ASSETS

Current assets:
Cash	€17,556	€4,155
Restricted cash	685	780
Accounts receivable, less allowance of €251 and €159 at December 31, 2015 and September 30, 2016, respectively	19,748	44,396
Accounts receivable, related party	23,605	43,685
Prepaid expenses and other current assets	4,603	5,587

Total current assets	66,197	98,603

Property and equipment, net	12,853	38,315
Other long-term assets	936	2,492
Intangible assets, net	189,909	178,579
Goodwill	490,360	490,364

TOTAL ASSETS	€760,255	€808,353

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	€26,263	€58,902
Income taxes payable	256	4,689
Short-term debt	20,000	—
Members’ liability	13,377	8,805
Related party payable (Note 12)	7,129	—
Accrued expenses and other current liabilities	4,984	12,179

Total current liabilities	72,009	84,575

Deferred income taxes	57,994	54,604
Other long-term liabilities	5,896	29,425
Commitments and contingencies (Note 11)
Redeemable noncontrolling interests	2,076	2,078

Members’ equity:
Subscribed capital	48	49
Reserves	695,871	696,854
Contribution from parent	55,529	120,908
Accumulated other comprehensive income (loss)	(12)	(10)
Retained earnings (Accumulated deficit)	(129,156)	(180,130)

Total members’ equity	622,280	637,671

TOTAL LIABILITIES AND MEMBERS’ EQUITY	€760,255	€808,353

See notes to trivago GmbH unaudited condensed consolidated financial statements trivago GmbH

Condensed consolidated statements of members’ equity

(in thousands)

(unaudited)

Description	Subscribed capital	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from parent	Total members’ equity
Balance at January 1, 2015	€38	€701,856	€(90,029)	€—	€52,703	€664,568
Net loss (excludes €239 of net loss attributable to redeemable noncontrolling interest)			(39,127)			(39,127)
Other comprehensive loss (net of tax)				(12)		(12)
Adjustment to the fair value of redeemable noncontrolling interests		(239)				(239)
Issue of subscribed capital, options granted	10					10
Contribution from parent					2,826	2,826
Share-based compensation expense		(5,746)				(5,746)

Balance at December 31, 2015	€48	€695,871	€(129,156)	€(12)	€55,529	€622,280

Net loss (excludes €524 of net loss attributable to redeemable noncontrolling interest)			(50,974)			(50,974)
Other comprehensive income (net of tax)				2		2
Adjustment to the fair value of redeemable noncontrolling interests		(524)				(524)
Contribution from parent					2,893	2,893
Share-based compensation expense and settlement of employee awards		1,507			62,486	63,993
Issue of subscribed capital, options exercised	1					1

Balance at September 30, 2016	€49	€696,854	€(180,130)	€(10)	€120,908	€637,671

See notes to trivago GmbH unaudited condensed consolidated financial statements.

trivago GmbH

Condensed consolidated statements of cash flows

(in thousands)

(unaudited)

	Nine months ended September 30,
	2015	2016

Operating activities:
Net loss	€(37,438)	€(51,498)

Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	1,829	3,331
Amortization of intangible assets	22,521	11,330
Share-based compensation (See Note 6)	9,844	52,010
Deferred income taxes	(10,842)	(3,390)
Foreign exchange (gain) loss	745	(573)
Bad debt (recovery) expense	(451)	(1,780)
Non-cash charge, contribution from parent	2,296	2,893

Changes in operating assets and liabilities, net of effects from of businesses acquired:
Accounts receivable	(30,733)	(42,154)
Prepaid expense and other assets	1,777	(1,186)
Accounts payable	26,672	32,594
Accrued expenses and other liabilities	3,616	7,811
Taxes payable/receivable, net	(790)	4,433

Net cash provided by (used in) operating activities	(10,954)	13,821

Investing activities:
Acquisition of a business, net of cash acquired	(286)	—
Capital expenditures, including internal-use software and website development	(4,540)	(6,363)

Net cash used in investing activities	(4,826)	(6,363)

Financing activities:
Payments of initial public offering costs	—	(683)
Payment of loan to shareholder	(7,129)	—
Payment of loan to related party	(1,039)	—
Proceeds from issuance of loan from related party	7,129	—
Payment on credit facility	—	(30,000)
Proceeds from issuance of credit facility	20,000	10,000
Proceeds from exercise of members’ equity awards	10	1

Net cash provided by (used in) financing activities	18,971	(20,682)
Effect of exchange rate changes on cash	(115)	(177)

Net increase (decrease) in cash	3,076	(13,401)
Cash at beginning of the period	6,142	17,556

Cash at end of the period	€9,218	€4,155

Supplemental cash flow information:
Cash paid for interest	€68	€151
Cash paid for taxes	682	587

Non-cash investing and financing activities:
Deferred offering costs included in accrued expenses	—	766
Fixed assets-related payable	60	360
Capitalization of construction in process related to build-to-suit lease	1	22,147
Extinguishment of loan to members through contribution from parent in members’ equity	—	7,129
Extinguishment of loan from related party through members’ liability	—	7,129

See notes to trivago GmbH unaudited condensed consolidated financial statements.

trivago GmbH

Notes to condensed consolidated financial statements

(unaudited)

1. Organization and basis of presentation

Description of business

trivago GmbH (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels by facilitating consumers’ search for hotel accommodation , through online travel agents (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them.

Basis of presentation

During 2013, Expedia, Inc. (the “Parent”; “Expedia”) completed the purchase of a 63% share capital in the Company. In addition, the purchase agreement contains certain put/call rights whereby Expedia may acquire and the minority shareholders of the Company may sell to Expedia up to 50% and 100% of the minority shares of the Company at fair value during two windows, the first of which opened in the first quarter of 2016 and the second opens in 2018 (see Note 6—Share-based awards and other equity instruments). These financial statements reflect Expedia’s basis of accounting due to the change in control in 2013 when Expedia acquired a majority ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.

Expedia incurs certain costs on behalf of trivago. The condensed consolidated financial statements of trivago reflect the allocation to trivago of certain Expedia corporate expenses (see Note 12—Related party transactions for further information). We recorded all corporate allocation charges from Expedia within our condensed consolidated statement of income operations and as a contribution from parent within the condensed consolidated statement of members’ equity. Our management believes that the assumptions underlying the condensed consolidated financial statements are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of trivago, nor does it reflect what the historical financial position, results of operations and cash flows of trivago would have been had we been a stand-alone company during the periods presented.

Reclassifications

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Seasonality

We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, our revenue is generally highest in the second and third quarters of each year. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher profits in the second half of the year as we typically have higher marketing expenses in the first half of the year in advance of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically receive payment for referrals within 30 days of the referral. Therefore, our cash flow varies seasonally with a slight lag to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary may influence the typical trend of our seasonal patterns in the future.

2. Significant accounting policies

Consolidation

Our condensed consolidated financial statements have been prepared in Euros, our functional currency. Our condensed consolidated financial statements include the accounts of trivago, our wholly-owned subsidiaries, and entities we control. We record noncontrolling interest in our condensed consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the noncontrolling interest share of net income or loss from our redeemable noncontrolling interest entities.

Noncontrolling interests with shares redeemable at the option of the minority holders in myhotelshop and base7 have been included in redeemable noncontrolling interests. We classify the redeemable noncontrolling interest as a mezzanine equity below non-current liabilities in our condensed consolidated financial statements. See Note 8—Redeemable noncontrolling interests for further discussion.

Accounting estimates

We use estimates and assumptions in the preparation of our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our condensed consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our condensed consolidated financial statements include revenue recognition; intangible assets and goodwill; redeemable noncontrolling interests; acquisition purchase price allocations; and share-based compensation.

Advertising expense

We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our condensed consolidated statement of operations. For the nine months ended September 30, 2015 and 2016, our advertising expense was €362.8 million and €499.2 million, respectively. As of December 31, 2015 and September 30, 2016 , we had €3.8 million and €1.8 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.

Share-based compensation

We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our ordinary shares, the expected share price volatility for our ordinary share was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements; scheduled exercise windows. Additionally, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, net of actual forfeitures, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have contractual terms that align with prescribed liquidation windows.

We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risks and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

Fair value recognition, measurement and disclosure

The carrying amounts of cash and restricted cash reported on our condensed consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Certain risks and concentration of credit risk

Our business is subject to certain risks and concentrations including dependence on relationships with advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding the Company’s cash and customers with significant accounts receivable balances.

Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia, our majority shareholder, and its affiliates represent 39% and 35% of our revenue for the nine months ended September 30, 2015 and 2016, respectively, and 55% and 50% of total accounts receivable as of December 31, 2015 and September 30, 2016, respectively. Priceline.com and its affiliates represent 27% and 43% of revenues for the nine months ended September 30, 2015 and 2016, respectively, and 21% and 32% of total accounts receivable as of December 31, 2015 and September 30, 2016, respectively.

Contingent liabilities

We have legal matters outstanding, as discussed further in Note 11—Commitments and contingencies. Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the condensed consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying condensed consolidated financial statements.

Deferred offering costs

We capitalize certain legal, accounting and other third-party related fees that are directly associated with in-process equity financings as deferred offering costs (non-current) until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of this offering. As of September 30, 2016, we have recorded €1.4 million of deferred offering costs. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the consolidated statement of operations. We did not record any deferred offering costs as of December 31, 2015.

Adoption of new accounting pronouncements

In November 2015, the FASB issued an ASU that simplified the presentation of deferred taxes by requiring all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. Under the previous practice, the requirement was to separate deferred taxes into current and noncurrent amounts on the balance sheet. The new standard does not affect the requirement to offset deferred tax assets and liabilities for each taxpaying component within a tax jurisdiction. We elected to early adopt for the current reporting period ending December 31, 2015 on a retrospective basis. Other than the revised balance sheet presentation of deferred income tax assets and liabilities, the adoption of this standard did not have an effect on our condensed consolidated financial statements.

In March 2016, the FASB issued new guidance related to accounting for share-based payments. The updated guidance changes how companies account for certain aspects of share-based payments awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of this new guidance did not have a material impact to our condensed consolidated financial statements.

Recent accounting policies not yet adopted

In May 2014, the FASB issued an ASU amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption prohibited for accounting periods beginning before December 15, 2016. We are in the process of evaluating the impact of the adoption of this new guidance on our condensed consolidated financial statements.

In January 2016, the FASB issued new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our condensed consolidated financial statements.

In February 2016, the FASB issued new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We are in the process of evaluating the impact of adopting this new guidance on our condensed consolidated financial statements.

In August 2016, the FASB issued new guidance intended to reduce diversity in practice as it relates to how certain transactions are classified in the statement of cash flows, as previous guidance was either omitted or unclear. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our condensed consolidated financial statements.

3. Acquisitions

On August 5, 2015, we completed the acquisition of a 52.3% equity interest in base7booking.com Sarl (“base7”), a cloud based property management service provider, for total purchase consideration of €2.1 million in cash. The acquisition provides us access to the company’s workforce and the “know-how” regarding base7’s all-in-one property management system which creates opportunity to enhance trivago’s direct marketing.

On July 16, 2015, we completed the acquisition of a 61.3% equity interest in myhotelshop GmbH (“myhotelshop”), a marketing manager, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition. The acquisition provides trivago direct relationships with independent hotels through the myhotelshop portal.

The purchase price from our acquisitions was allocated to the fair value of assets acquired and liabilities assumed during the year ended December 31, 2015 as follows:

(in thousands)
Goodwill	€2,583
Identifiable intangible assets:
Customer relationships	38
Net assets acquired(1)	2,224
Redeemable noncontrolling interest	(2,230)

Total purchase consideration	€2,615

(1)	Includes cash acquired of €2.4 million

The identifiable intangible asset relates to the customer relationships acquired as part of the myhotelshop acquisition. The goodwill of €2.6 million for acquisitions in the year ended December 31, 2015 is primarily attributable to assembled workforce and operating synergies.

During the nine months ended September 30, 2016, there have been no acquisitions.

4. Fair value measurement

The fair value of the noncontrolling interest was estimated to be €2.2 million at the time of acquisition. In addition, the purchase agreement of myhotelshop and base7 each contain certain put/call rights whereby we may acquire, and the minority shareholders may sell to us, the minority shares of the company at fair value beginning in 2018. As the noncontrolling interest is redeemable at the option of the minority holders, we classified the balance as redeemable noncontrolling interest with future changes in the fair value above the initial basis recorded as charges or credits to retained earnings (or additional paid-in capital in absence of retained earnings).

The redeemable noncontrolling interest is measured at fair value on a recurring basis as of December 31, 2015 and September 30 2016 respectively, and classified using the fair value hierarchy in the table below:

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3

Redeemable noncontrolling interest
Put/call option	€2,076	€—	€—	€2,076

Total mezzanine equity	€2,076	€—	€—	€2,076

	September 30, 2016
(in thousands)	Total	Level 1	Level 2	Level 3

Redeemable noncontrolling interest
Put/call option	€2,078	€—	€—	€2,078

Total mezzanine equity	€2,078	€—	€—	€2,078

See Note 8—Redeemable noncontrolling interest for further information on the fair value of the put/call option classified as Level 3. As of December 31, 2015 and September 30, 2016, the carrying value of the credit facility approximates fair value. During the year ended December 31, 2015 and the nine months ended September 30, 2016 we had no financial assets classified as Level 2 or 3. See Note 2—Significant accounting policies for more information.

5. Debt—credit facility

We maintain a €50.0 million uncommitted credit facility at an interest rate of LIBOR + 1% per annum, which is guaranteed by Expedia, Inc., that may be terminated at any time by the lender. As of December 31, 2015, we had €20.0 million in borrowings outstanding classified as a short-term debt based on the lender’s ability to terminate the facility at any time. As of September 30, 2016, we had no outstanding borrowings under our credit facility.

6. Share-based awards and other equity instruments

There were certain shares held by trivago employees which were originally awarded in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia exercised a call right on these shares and elected to do so at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity. The exercise resulted in an incremental share-based compensation charge of approximately €43.7 million in the second quarter of 2016 pursuant to liability award treatment. The differential between the cash settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. The acquisition of these employee minority interests increased Expedia’s ordinary ownership of trivago to 63.5%.

An additional charge of €8.6 million of share-based compensation was recorded during the nine-month period related to other liability-classified awards and vesting of our equity classified awards. The aggregate of these amounts was offset by €0.3 million of capitalized share-based compensation cost as part of internal use software and website development costs. Share-based compensation expense for the nine months ended September 30, 2015 of €9.8 million related to the change in fair value of our liability-classified awards and the vesting of our equity-classified awards. In the third quarter of 2016, 38 class A equivalent trivago employee option awards were exercised for nominal proceeds. See Note 14—Subsequent events for the subsequent settlement of the member’s liability related to these option awards. As of September 30, 2016, there were 632 Class A and 121 Class A equivalent (Class B) options outstanding with a weighted average exercise price of €2,642.67 and €16.53, respectively.

7. Income taxes

We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual tax rate in the interim period in which the change occurs, including discrete tax items. Our actual effective rate was 22.6% and (3.2)% for the nine months ended September 30, 2015 and 2016, respectively. The change in our effective tax rate for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2016 was primarily driven by an increase in non-deductible share-based compensation costs, which increased €42.2 million, from €9.8 million in the nine months ended September 30, 2015 to €52.0 million for the nine months ended September 30, 2016.

The estimate of our expected annual effective tax for all these periods was 30%. The difference between the expected and effective tax rate for all periods was driven by non-deductible share-based compensation and corporate costs which were pushed down from Expedia and which are non-deductible for tax purposes.

8. Redeemable noncontrolling interests

Noncontrolling interest exists in entities majority owned by us, which are carried at fair value as the noncontrolling interests contain certain rights, whereby we may acquire and the minority shareholders may sell to us the additional shares of the companies. A reconciliation of redeemable noncontrolling interest for the nine months ended September 30, 2016 is as follows:

(in thousands)	Nine Months ended September 30, 2016
Balance, beginning of the period	€2,076
Net loss attributable to noncontrolling interests	(524)
Fair value adjustments through members’ equity	524
Currency translation adjustments	2

Balance, end of period	€2,078

The fair value of the redeemable noncontrolling interest has been adjusted by €(522) thousand for the net loss attributable to noncontrolling interest. A fair value adjustment has been recorded of €522 thousand to reflect the fair value of the noncontrolling interest for the nine months ended September 30, 2016.

9. Members’ equity

Subscribed capital

The shareholders and their shares in the subscribed capital is as follows as of December 31, 2015 and September 30, 2016, in full Euros:

	December 31, 2015		September 30, 2016
	Subscribed Capital	Voting Interest	Subscribed Capital	Voting Interest

A Shares:
Expedia Lodging Partner Services S.á.r.l., Geneva, Switzerland	€24,036	63%	€24,511	63%
Rolf Schrömgens, Düsseldorf	7,337	19%	7,337	19%
Peter Vinnemeier, Düsseldorf	5,489	14%	5,489	14%
Malte Siewert, Düsseldorf	1,273	3%	1,273	3%
Employees	475	—	37	—

B Shares:
Expedia Lodging Partner Services S.á.r.l., Geneva, Switzerland	—	—	9,164	1%
Employees	9,164	1%	1,200	—

	€47,774	100%	€49,011	100%

Reserves

Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013. See Note 1—Organization and basis of presentation.

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income represents foreign currency translation adjustments and the change year over year is primarily due to the acquisition of base7, a Switzerland based company in August 2015. Note 8—Redeemable Non-controlling interests.

Contribution from parent

The beginning contribution from parent balance represents the pushdown of share-based compensation expense from Expedia. The change year over year primarily relates to additional share-based compensation expense. See Note 6—Share-based awards and other equity instruments.

10. Other, net

Other, net consists primarily of foreign exchanges rate gains (losses) of €(0.8) million and €0.6 million during the nine months ended September 30, 2015 and 2016, respectively.

11. Commitments and contingencies

Legal proceedings

In the ordinary course of business, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of trivago. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. As of December 31, 2015 and September 30, 2016, there were no material contingent matters or lawsuits.

12. Related party transactions

Relationship with Expedia, Inc.

We have commercial relationships with Expedia and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and Venere. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. Related party revenue from Expedia was €154.4 million and €206.3 million for the nine months ended September 30, 2015 and 2016, respectively, and primarily consists of click through fees and other advertising services provided to Expedia and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related party revenue represented 39% and 35% of our total revenue for the nine months ended September 30, 2015 and 2016, respectively.

Our operating expenses include a related-party shared services fee of €2.3 million and €2.9 million during the nine months ended September 30, 2015 and 2016, respectively. This shared service fee is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and includes an allocation of employee compensation within these functions. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity.

The related party trade receivable balances with Expedia and its subsidiaries reflected in our condensed consolidated balance sheets as of December 31, 2015 and September 30, 2016 were €23.6 million and €44.4 million, respectively. The related party trade payable balances with Expedia and its subsidiaries reflected in our condensed consolidated balance sheets as of December 31, 2015 and September 30, 2016 were €7.1 million and €0 million, respectively. During the nine months ended September 30, 2016, the €7.1 million related party payable due to Expedia was extinguished due to cash withheld from proceeds paid to employees by Expedia as part of the 2016 liquidation transaction.

Guarantee

On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd, with a maximum principal amount of €10.0 million. Advances under this facility bear interest at a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. As of December 31, 2015, we had €20.0 million outstanding under this facility. As of September 30, 2016 we had no outstanding principal under our credit facility.

On July 23, 2015, we entered into an agreement to design and build our new headquarters building in Dusseldorf, Germany. As part of that agreement, Expedia has guaranteed certain payments due by trivago under the contract which are expected to commence on May 31, 2017. The guarantee by Expedia ends upon receipt of a bank guarantee by trivago, but in any case not later than December 31, 2018.

Services agreement

On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. We paid Expedia €16 thousand for these data hosting services for both the nine months ended September 30, 2015 and 2016.

13. Segment information

Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. We have restated our segments for the years ended December 31, 2015 and December 31, 2014. The change from one to three reportable segments was the result of a shift in the Company’s focus on managing the business to reflect unique market opportunities and competitive dynamics inherent in our business within each of our operating segments. Our Americas segment is growing and becoming a larger share of consolidated referral revenue and has the second largest exposure to our extensive marketing and advertising campaigns. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment represents the region where we are a well mature brand and is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The Developed Europe market was our initial market of operations and has the largest exposure to our extensive marketing and advertising campaigns. Our Rest of World segment represents all regions outside of the Americas and Developed Europe and is in its early stages of growth. Revenues from our major customers, Expedia and Priceline.com (inclusive of their affiliates), are reported within the Developed Europe, Americas, and Rest of World segments.

We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments which compares referral revenue to advertising spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.

Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, as well as stock-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliation below.

The following tables present our segment information for the nine months ended September 30, 2015 and 2016. While the Company is finalizing the allocation of goodwill, our preliminary allocation of goodwill to each of our segments was €215.2 million to Developed Europe, €192.7 million to Americas and €82.5 million to Rest of World. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Nine months ended September 30, 2015
	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€209,097	€137,581	€45,616	€—	€392,294
Other revenue	—	—	—	1,526	1,526

Total revenue	209,097	137,581	45,616	1,526	393,820

Advertising spend	166,200	143,003	53,551	—	362,754

ROAS Contribution	€42,897	€(5,422)	€(7,935)	€1,526	€31,066

Costs and expenses:
Cost of revenue, including related party, excluding amortization					1,965
Other selling and marketing(1)					20,669
Technology and content					20,939
General and administrative, including related party shared service fee					12,412
Amortization of intangible assets					22,521

Operating loss					(47,440)

Other expense
Interest expense					(78)
Other expense					(761)

Total other expense					(839)

Loss before income taxes					(48,279)

Income tax benefit					(10,841)

Net loss					€(37,438)

(1)	Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reportable segment.

	Nine months ended September 30, 2016
	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€276,054	€223,501	€79,769	€—	€579,324
Other revenue	—	—	—	5,678	5,678

Total revenue	276,054	223,501	79,769	5,678	585,002

Advertising spend	211,369	196,822	90,983	—	499,174

ROAS Contribution	€64,685	€26,679	€(11,214)	€5,678	€85,828

Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,118
Other selling and marketing(1)					38,876
Technology and content					40,608
General and administrative, including related party shared service fee					42,220
Amortization of intangible assets					11,330

Operating loss					(50,324)

Other income (expense)
Interest expense					(127)
Other, net					533

Total other income (expense), net					406
Loss before income taxes					(49,918)

Provision for income taxes					1, 580

Net loss					€(51,498)

(1)	Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reportable segment.

14. Subsequent events

On October 4, 2016, Expedia exercised a call right on 37 Class A shares and 1 Class A equivalent (1,200 Class B) shares, which were held by employees and acquired through an option exercise in the third quarter of 2016. The call resulted in a net cash payment of €2.3 million by Expedia. On October 4, 2016, we drew down €10.0 million under our credit facility, which we then paid down on November 7, 2016.

Report of independent registered public accounting firm

The Managing Directors and Shareholders of trivago GmbH

We have audited the accompanying consolidated balance sheets of trivago GmbH and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, members’ equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of trivago GmbH and subsidiaries at December 31, 2015 and 2014, and the consolidated results of its their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Marcus Senghaas	/s/ Nicole Dietl
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Cologne, Germany

September 8, 2016

Except for Note 16 Segment Information, for which the date is October 14, 2016 trivago GmbH

Consolidated statements of operations

	Year ended December 31,
(in thousands)	2014	2015
Revenue	€209,137	€298,842
Revenue from related party	100,195	194,241

Total revenue	309,332	493,083
Costs and expenses:
Cost of revenue, including related party, excluding amortization(1)(2)	1,443	2,946
Selling and marketing(1)	286,234	461,219
Technology and content(1)	15,388	28,693
General and administrative, including related party(1)(3)	6,536	18,065
Amortization of intangible assets	30,025	30,030

Operating income (loss)	(30,294)	(47,870)
Other income (expense)
Interest expense	(11)	(147)
Other, net	(1,435)	(2,667)

Total other income (expense), net	(1,446)	(2,814)

Income (loss) before income taxes	(31,740)	(50,684)
Benefit for income taxes	(8,644)	(11,318)

Net loss	(23,096)	(39,366)
Net (income) loss attributable to noncontrolling interests	—	239

Net loss attributable to trivago GmbH	€(23,096)	€(39,127)

(1) Includes share-based compensation as follows:
Cost of revenue	€—	€238
Selling and marketing	1,052	3,360
Technology and content, net of capitalized internal-use software and website development costs	1,207	4,545
General and administrative	123	5,986

(2) Amortization of acquired technology included in Amortization of intangible assets is as follows:	€19,927	€19,927
Amortization of internal use software and website development costs included in Technology and content is as follows:	191	475

(3) Includes related party shared service fee as follows:
General and administrative	€1,506	€2,826

See notes to trivago GmbH consolidated financial statements

trivago GmbH

Consolidated statements of comprehensive income (loss)

	Year ended December 31,
(in thousands)	2014	2015
Net loss	€(23,096)	€(39,366)

Other comprehensive loss
Currency translation adjustments	—	(166)

Total other comprehensive loss	—	(166)

Comprehensive loss	(23,096)	(39,532)
Less: Comprehensive loss attributable to noncontrolling interests	—	393

Comprehensive loss attributable to trivago GmbH	€(23,096)	€(39,139)

See notes to trivago GmbH consolidated financial statements

trivago GmbH

Consolidated balance sheets

	As of December 31,
(in thousands)	2014	2015

ASSETS

Current assets:
Cash	€6,142	€17,556
Restricted cash	501	685
Accounts receivable, less allowance of €251 and €661 at December 31, 2015 and 2014, respectively	17,150	19,748
Accounts receivable, related party	7,884	23,605
Prepaid expenses and other current assets	4,731	4,603

Total Current Assets	36,408	66,197

Property and equipment, net	4,007	12,853
Other long-term assets	862	936
Long-term tax receivable	1,666	—
Intangible assets, net	219,901	189,909
Goodwill	487,954	490,360

TOTAL ASSETS	€750,798	€760,255

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	€12,860	€26,263
Income taxes payable	280	256
Short-term debt	—	20,000
Members’ liability	631	13,377
Related party payable (Note 9 and 15)	1,039	7,129
Accrued expenses and other current liabilities	1,165	4,984

Total current liabilities	15,975	72,009

Deferred income taxes	68,438	57,994
Other long-term liabilities	151	5,896
Long-term tax liability	1,666	—
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests	—	2,076
Members’ equity:
Subscribed capital	38	48
Reserves	701,856	695,871
Contribution from parent	52,703	55,529
Accumulated other comprehensive income (loss)	—	(12)
Retained earnings (Accumulated deficit)	(90,029)	(129,156)

Total members’ equity	664,568	622,280

TOTAL LIABILITIES AND MEMBERS’ EQUITY	€750,798	€760,255

See notes to trivago GmbH consolidated financial statements

trivago GmbH

Consolidated statements of members’ equity

(in thousands)	Subscribed capital	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from parent	Total members’ equity
Balance at January 1, 2014	€38	€700,105	€(66,933)	€—	€51,197	€684,407
Net loss			(23,096)			(23,096)
Other comprehensive income (net of tax)						—
Contribution from parent					1,506	1,506
Share-based compensation expense		1,751				1,751

Balance at December 31, 2014	€38	€701,856	€(90,029)	€—	€52,703	€664,568

Net loss (excludes €239 of net loss attributable to redeemable noncontrolling interest)			(39,127)			(39,127)
Other comprehensive loss (net of tax)				(12)		(12)
Adjustment to the fair value of redeemable noncontrolling interests		(239)				(239)
Issue of subscribed capital, options granted	10					10
Contribution from parent					2,826	2,826
Share-based compensation expense		(5,746)				(5,746)

Balance at December 31, 2015	€48	€695,871	€(129,156)	€(12)	€55,529	€622,280

See notes to trivago GmbH consolidated financial statements.

trivago GmbH

Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2014	2015

Operating activities:
Net loss	€(23,096)	€(39,366)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	1,400	2,649
Amortization of intangible assets	30,025	30,030
Share-based compensation (See Note 9)	2,382	14,129
Deferred income taxes	(9,315)	(10,444)
Foreign exchange (gain) loss	1,554	960
Bad debt (recovery) expense	408	(410)
Non-cash charge, contribution from parent	1,506	2,826

Changes in operating assets and liabilities, net of effects from businesses acquired:
Accounts receivable	(10,710)	(18,540)
Prepaid expense and other assets	(461)	(121)
Accounts payable	6,930	13,102
Accrued expenses and other liabilities	(1,866)	4,195
Taxes payable/receivable, net	1,873	(25)

Net cash (used in)/provided by operating activities	630	(1,015)

Investing activities:
Acquisition of business, net of cash acquired	(897)	(286)
Capital expenditures, including internal-use software and website development	(3,726)	(6,224)

Net cash used in investing activities	(4,623)	(6,510)

Financing activities:
Payment of loan to members	—	(7,129)
Payment of loan to related party	—	(1,039)
Proceeds from issuance of loan from related party	1,039	7,129
Proceeds from issuance of credit facility	—	20,000
Proceeds from exercise of members’ equity awards	—	10

Net cash provided by financing activities	1,039	18,971

Effect of exchange rate changes on cash	105	(32)

Net increase (decrease) in cash	(2,849)	11,414
Cash at beginning of year	8,991	6,142

Cash at end of year	€6,142	€17,556

Supplemental cash flow information:
Cash paid for interest	€11	€100
Cash paid for taxes	2,100	751

Non-cash investing activities:
Fixed assets-related payable	53	306
Capitalization of construction in process related to build-to-suit lease	—	4,852

See notes to trivago GmbH consolidated financial statements.

trivago GmbH

Notes to consolidated financial statements

1. Organization and basis of presentation

Description of business

trivago GmbH (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels by facilitating consumers’ search for hotel accommodation, through online travel agents (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them.

Basis of presentation

During 2013, Expedia, Inc. (the “Parent”; “Expedia”) completed the purchase of a 63% stake in the Company. In addition, the purchase agreement contains certain put/call rights whereby Expedia may acquire and the minority shareholders of the Company may sell to Expedia up to 50% and 100% of the minority shares of the Company at fair value during two windows, the first of which opened in the first quarter of 2016 and the second opens in 2018 (see Note 18—Subsequent Events). These financial statements reflect Expedia’s basis of accounting due to the change in control in 2013 when Expedia acquired a majority ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.

Expedia incurs certain costs on behalf of trivago. The consolidated financial statements of trivago reflect the allocation to trivago of certain Expedia corporate expenses (see Note 15 – Related Parties for further information). We recorded all corporate allocation charges from Expedia within our consolidated statement of income operations and as a contribution from parent within the consolidated statement of members’ equity. Our management believes that the assumptions underlying the consolidated financial statements are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of trivago, nor does it reflect what the historical financial position, results of operations and cash flows of trivago would have been had we been a stand-alone company during the periods presented.

Reclassifications

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Seasonality

We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, our revenue is generally highest in the second and third quarters of each year. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher profits in the second half of the year as we typically have higher marketing expenses in the first half of the year in advance of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically receive payment for referrals within 30 days of the referral. Therefore, our cash flow varies seasonally with a slight lag to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary may influence the typical trend of our seasonal patterns in the future.

2. Significant accounting policies

Consolidation

Our consolidated financial statements include the accounts of trivago, our wholly owned subsidiaries, and entities we control. We record noncontrolling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the noncontrolling interest share of net income or loss from our redeemable noncontrolling interest entities.

Noncontrolling interests with shares redeemable at the option of the minority holders in myhotelshop and base7 have been included in redeemable noncontrolling interests. We classify the redeemable noncontrolling interest as a mezzanine equity below non-current liabilities in our consolidated financial statements. See Note 11—Redeemable noncontrolling interests for further discussion.

Accounting estimates

We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; intangible assets and goodwill; redeemable noncontrolling interests; acquisition purchase price allocations; and share-based compensation.

Revenue recognition

We recognize revenue from services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, an insignificant portion of our revenue is generated through subscription-based services earned through myhotelshop and trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period with deferred revenue recognized upon receipt of payment in advance of revenue recognition.

Cost of revenue

Cost of revenue consists of expenses that are directly or closely correlated to revenue generation, including data center costs, salaries and share-based compensation for our data center operations staff and our customer service team who are directly involved in revenue generation. For both years ended December 31,

2015 and 2014 cost of revenue excludes €19.9 million of amortization expense of acquired technology. As of December 31, 2015 and 2014 cost of revenue excludes €0.5 million and €0.2 million of amortization expense related to internal use software and website development, respectively.

Restricted cash

Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value.

Accounts receivable

Accounts receivable are generally due within thirty days and are recorded net of an allowance for doubtful accounts. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole.

Property and equipment, net including software and website capitalization

We record property and equipment at cost, net of accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, capitalized software development and furniture and other equipment. We amortize leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease, the majority of which will be fully amortized through 2018.

Certain direct development costs associated with website and internal-use software are capitalized during the application development stage. Capitalized costs include external direct costs of services and payroll costs (including share-based compensation). The payroll costs are for employees devoting time to the software development projects principally related to website and mobile app development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as property and equipment and are generally amortized over a period of three years beginning when the asset is ready for use. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, which is generally a period of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Leases

We lease office space in several countries under non-cancelable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease.

In July 2015, we entered into a lease for a new corporate headquarters. Pursuant to the lease, the Landlord will build a 25,900 square meter office building in Dusseldorf, Germany. As a result of our involvement in the construction project and our responsibility for paying a portion of the costs of normal finish work and structural elements of the premises, the Company was deemed for accounting purposes to be the owner of the premises during the construction period pursuant to build to suit lease accounting guidance under ASC 840. Therefore, the Company recorded project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the Company has paid or incurred for normal tenant improvements and structural improvements had also been recorded to the construction-in-progress asset.

We have bifurcated our lease payments pursuant to the premises into: a portion that is allocated to the building (a reduction to the financing obligation); and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. We have recorded €0.9 million of land rent expense for the year ended December 31, 2015 in connection with this lease.

Business combinations

We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recoverability of goodwill and indefinite-lived intangible assets

Goodwill is assigned to our single reporting unit, which is expected to benefit from the synergies of the business combinations in which such goodwill was generated as of the acquisition date. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

We generally base our measurement of fair value of our single reporting unit on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; and long-term rate of growth and profitability of our business. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.

We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting unit because these are the most common valuation methodologies used within the travel and internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis in our annual evaluation of indefinite-lived intangible assets.

Recoverability of intangible assets with definite lives and other long-lived assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of generally less than seven years. We review the carrying value of long-lived assets or asset groups, including property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

Income taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense.

Presentation of taxes in the statements of operations

We present taxes that we collect from advertisers and remit to government authorities on a net basis in our consolidated statements of operations.

Foreign currency translation and transaction gains and losses

The consolidated financial statements have been prepared in Euros, the functional currency.

Certain of our operations outside of the Eurozone use the local currency as their functional currency. We translate revenue and expense at average exchange rates during the period and assets and liabilities at the exchange rates as of the consolidated balance sheet dates and include such foreign currency translation gains and losses as a component of other comprehensive income. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have significant transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our consolidated statements of operations related to the recurring remeasurement and settlement of such transactions.

Advertising expense

We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. A significant portion of traffic from users is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. We consider traffic acquisition costs to be indirect advertising fees. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statement of operations. For the years ended December 31, 2015 and 2014, our advertising expense was €432.2 million and €271.4 million, respectively. As of December 31, 2015 and 2014, we had €3.8 million and €4.5 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.

Share-based compensation

We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our Class A shares, the expected share price volatility for our Class A shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements; scheduled exercise windows. Additionally, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, net of estimated forfeitures, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have contractual terms that align with prescribed liquidation windows.

We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. In determining the estimated forfeiture rates for share-based awards, we consider the actual number of share-based awards that have been forfeited to date as well as those expected to be forfeited in the future.

Fair value recognition, measurement and disclosure

The carrying amounts of cash and restricted cash reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Certain risks and concentration of credit risk

Our business is subject to certain risks and concentrations including dependence on relationships with advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding the Company’s cash and customers with significant accounts receivable balances.

Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia, our majority shareholder, and its affiliates represent 39% and 32% of our revenue for the years ended December 31, 2015 and 2014, respectively, and 55% and 31% of total accounts receivable as of December 31, 2015 and 2014, respectively. Priceline.com and its affiliates represent 27% and 28% of revenues for the years ended December 31, 2015 and 2014 and 21% and 27% of total accounts receivable as of December 31, 2015 and 2014, respectively.

Contingent liabilities

We have legal matters outstanding, as discussed further in Note 14—Commitments and Contingencies. Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. See Note 14—Commitments and Contingencies.

Adoption of new accounting pronouncements

In November 2015, the FASB issued an ASU that simplified the presentation of deferred taxes by requiring all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. Under the previous practice, the requirement was to separate deferred taxes into current and noncurrent amounts on the balance sheet. The new standard does not affect the requirement to offset deferred tax assets and liabilities for each taxpaying component within a tax jurisdiction. We elected to early adopt for the current reporting period ending December 31, 2015 on a retrospective basis. Other than the revised balance sheet presentation of deferred income tax assets and liabilities, the adoption of this standard did not have an effect on our consolidated financial statements.

Recent accounting policies not yet adopted

In May 2014, the FASB issued an ASU amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption prohibited for accounting periods beginning before December 15, 2016. We are in the process of evaluating the impact of the adoption of this new guidance on our consolidated financial statements.

In January 2016, the FASB issued new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

In February 2016, the FASB issued new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

In March 2016, the FASB issued new guidance related to accounting for share-based payments. The updated guidance changes how companies account for certain aspects of share-based payments awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

In August 2016, the FASB issued new guidance intended to reduce diversity in practice as it relates to how certain transactions are classified in the statement of cash flows, as previous guidance was either omitted or unclear. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

3. Acquisitions

On August 5, 2015, we completed the acquisition of a 52.3% equity interest in base7booking.com Sarl (“base7”), a cloud based property management service provider, for total purchase consideration of €2.1 million in cash. The acquisition provides us access to the Company’s workforce and the “know-how” regarding base7’s all-in-one property management system which creates opportunity to enhance trivago’s direct marketing.

On July 16, 2015, we completed the acquisition of a 61.3% equity interest in myhotelshop GmbH (“myhotelshop”), a marketing manager, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition. The acquisition provides trivago direct relationships with independent hotels through the myhotelshop portal.

The acquisitions of base7 and myhotelshop provide us the opportunity to enhance our strategic marketing capabilities as we intend to integrate the workforce and independent hotel relationships acquired with ours in order to deliver an overall better customer experience to our customer base.

On December 19, 2014, we completed the acquisition of a 100% equity interest in Rheinfabrik, for a total purchase consideration of €1.0 million in cash. The acquisition provides us a talent base of employees skilled in the Android and iOS app development.

The purchase price from our acquisitions was allocated to the fair value of assets acquired and liabilities assumed as follows:

	Year ended December 31,
(in thousands)	2014	2015
Goodwill	€859	€2,583
Identifiable intangible assets:
Customer relationships	—	38
Net assets acquired(1)	180	2,224
Redeemable noncontrolling interest	—	(2,230)

Total purchase consideration	€1,039	€2,615

(1)	Includes cash acquired of €2.4 million and €0.1 million in 2015 and 2014, respectively.

The identifiable intangible asset relates to the customer relationships acquired as part of the myhotelshop acquisition. The fair value was estimated using the multi-period-excess-earnings method of the income approach (“Level 3” on the fair value hierarchy). Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with each type of asset. We believe that the level and timing of cash flows appropriately reflect market participant assumptions.

The goodwill of €2.6 million and €0.9 million for acquisitions in the years ended December 31, 2015 and 2014, respectively, is primarily attributable to assembled workforce and operating synergies. The goodwill has been allocated to our one operating segment and is not expected to be deductible for tax purposes.

The fair value of the noncontrolling interest was estimated to be €2.2 million at the time of acquisition. In addition, the purchase agreement of myhotelshop and base7 each contain certain put/call rights whereby we may acquire, and the minority shareholders may sell to us, the minority shares of the company at fair value beginning in 2018. As the noncontrolling interest is redeemable at the option of the minority holders, we classified the balance as redeemable noncontrolling interest with future changes in the fair value above the initial basis recorded as charges or credits to retained earnings (or additional paid-in capital in absence of retained earnings).

Acquisition-related costs of €0.8 million and €0.2 million have been recognized in the statement of operations as general and administrative expenses for the years ended December 31, 2015 and 2014, respectively.

The acquired companies have been consolidated into our financial statements on the acquisition date. We have recognized €1.4 million in revenue and €0.5 million in operating losses for the year ended December 31, 2015 for base7 and myhotelshop. Revenue and operating loss recognized in 2014 for Rheinfabrik is not significant.

Combined Pro forma Information

Supplemental information on an unaudited combined pro forma basis, as if the acquisitions had been consummated on January 1, 2014, is presented as follows:

	Year ended December 31,
(in thousands)	2014	2015
Revenue	€311,076	€494,387
Net loss	€(22,973)	€(39,359)

4. Fair value measurement

The redeemable noncontrolling interest is measured at fair value on a recurring basis as of December 31, 2015 and classified using the fair value hierarchy in the table below:

	As of December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3

Redeemable noncontrolling interest
Put/call option	€2,076	€—	€—	€2,076

Total mezzanine equity	€2,076	€—	€—	€2,076

See Note 11—Redeemable noncontrolling interests for further information on the fair value of the put/call option classified as Level 3. As of December 31, 2015, the carrying value of the credit facility approximates fair value. For the years ended December 31, 2015 and 2014 we had no financial assets classified as Level 2 or 3. See Note 2—Significant accounting policies for more information.

5. Property and equipment, net

	As of December 31,
(in thousands)	2014	2015
Capitalized software and software development costs	€2,221	€4,517
Computer equipment	2,561	5,186
Furniture and fixtures	1,057	1,963
Office equipment	284	394
Leasehold improvements	249	964

Subtotal	6,372	13,024
Less: accumulated depreciation	2,365	5,024
Construction in process	—	4,853

Property and equipment, net	€4,007	€12,853

As of December 31, 2015 and 2014, our internally developed capitalized software development costs, net of accumulated amortization, were €1.9 million and €0.9 million, respectively. For the years ended December 31, 2015 and 2014, we recorded amortization of capitalized software development costs of €0.5 million and €0.2 million, respectively, which is included in technology and content expenses within the consolidated statements of operations.

In June 2015, we signed a contract to build our new future corporate headquarters in Dusseldorf, Germany. The Company was deemed to be the owner of the premises during the construction period under build-to-suit lease accounting guidance under ASC 840. Therefore, a construction-in-progress asset and a related construction financing obligation were recorded on our consolidated balance sheets. The building assets are included in construction in process and will begin depreciating when the costs incurred related to the build out of the headquarters are complete and the normal tenant improvements are ready for their intended use, which is expected to be in 2018.

6. Goodwill and intangible assets, net

The following table presents our goodwill and intangible assets as of December 31, 2015 and 2014:

	As of December 31,
(in thousands)	2014	2015
Goodwill	€487,954	€490,360
Intangible assets with definite lives, net	50,401	20,409
Intangible assets with indefinite lives	169,500	169,500

Total	€707,855	€680,269

Impairment Assessments

As of December 31, 2015 and 2014, we had no accumulated impairment losses of goodwill or indefinite-lived intangible assets.

Goodwill

The following table presents the changes in goodwill:

(in thousands)	Goodwill
Balance as of January 1, 2014	€487,095
Additions	859

Balance as of December 31, 2014	487,954
Additions	2,583
Foreign exchange translation	(177)

Balance as of December 31, 2015	€490,360

For the years ended December 31, 2015 and 2014, the additions to goodwill relate to our acquisitions as described in Note 3—Acquisitions.

Indefinite-lived Intangible Assets

Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.

Intangible Assets with Definite Lives

The following table presents the components of our intangible assets with definite lives as of December 31, 2015 and 2014:

	As of December 31, 2014			As of December 31, 2015
(in thousands)	Cost	(Accumulated amortization)	Net	Cost	(Accumulated amortization)	Net
Customer relationships	—	—	—	€38	€(5)	€33
Partner relationships	34,220	(15,500)	18,720	34,220	(24,055)	10,165
Technology	59,780	(36,104)	23,676	59,780	(56,030)	3,750
Non-compete agreement	10,800	(2,795)	8,005	10,800	(4,339)	6,461

Total	€104,800	€(54,399)	€50,401	€104,838	€(84,429)	€20,409

Amortization expense was €30.0 million for each of the years ended December 31, 2015 and December 31, 2014. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2015, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2016	€13,857
2017	3,163
2018	1,553
2019	1,546
2020	290

Total	€20,409

7. Debt—credit facility

We maintain a €50.0 million uncommitted credit facility at an interest rate of LIBOR + 1% per annum, which is guaranteed by Expedia, Inc., that may be terminated at any time by the lender. As of December 31, 2015, we had

€20.0 million in borrowings outstanding on the consolidated balance sheet classified as a short-term debt based on the lender’s ability to terminate the facility at any time. We had no amounts drawn under the credit facility as of December 31, 2014.

8. Employee benefit plans

For defined contribution plans, trivago pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The amount of expense recognized for defined contribution pension plans was not material for the years ended December 31, 2015 and 2014.

9. Share-based awards and other equity instruments

Option issuance

In connection with the controlling-interest acquisition of trivago by Expedia in 2013, certain outstanding trivago employee options as of the acquisition date were replaced with new trivago employee option awards exercisable into trivago Class A shares. The replacement awards were exchanged at acquisition date fair value and maintained their original service-based vesting schedule and strike price of €1. The original service-based vesting period for these awards are between one and three years. The options also contained conditions which allowed holders to put underlying shares to Expedia (and for which Expedia Inc. can call) during prescribed liquidity windows in 2016 and 2018, however holders are required to exercise options and hold underlying shares for a reasonable period of time prior to liquidation in order to participate in the risks and rewards of equity ownership. Of the 887 option awards outstanding as January 1, 2014, 858 option awards were replaced at the time of Expedia’s acquisition of a controlling interest and the remaining were additional grants in 2013 which contained similar provisions as the replacement awards.

77 and 180 Class A employee share options were granted in 2015 and 2014, respectively. Additionally, 62,178 Class B employee share options were granted in 2015 which have economic and voting rights that are 1/1,000 of a Class A option. Class A and Class B are presented as the same class of shares and Class B option awards are presented in terms of Class A equivalents. The majority of the employee share options granted in 2015 and 2014 had strike prices of €1 and the remaining were granted with strike prices which approximated the 2013 acquisition date fair value of trivago shares. All option awards granted in 2014 and 2015 contain service based vesting provisions between two and three years. The shares subscribed for underlying the grants in 2015 and 2014 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.

In the third quarter of 2015, 484 Class A equivalent trivago employee option awards were exercised for nominal proceeds. The underlying shares were held by employees in order to participate in the 2016 liquidity window. See Note 18—Subsequent events. Upon exercise of these options, trivago paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, trivago recognized a related party payable for this amount which will be repaid to Expedia in 2016 at the time of the liquidation. trivago’s extension of this nonrecourse loan to employees triggered an accounting modification and changed the classification of the awards from equity to liability accounting treatment, resulting in a one-time modification charge of €7.3 million and subsequent liability accounting treatment requiring remeasurement to fair value at each reporting period until settlement in 2016. The shareholder loan receivable is netted within the members’ liability balance which reflects the value of the liability awards, net of the loan.

trivago option plan

We may grant share options and other share-based awards to management board and supervisory board members, officers, employees and consultants. We issue new shares to satisfy the exercise or release of share-based awards.

The following table presents a summary of our share option activity:

	As of December 31, 2015
	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
			(In years)
Balance as of January 1, 2014	887	€1
Granted	180	€9,974

Balance as of December 31, 2014	1,067	€1,683
Granted	139	€3,871
Exercised	484	€1

Balance as of December 31, 2015	722	€3,239	1.97	€36,187

Exercisable as of December 31, 2015	495	€1,197	1.84	€39,263

Vested and expected to vest after December 31, 2015	722	€3,239	1.97	€36,187

As discussed above, the options legally exercised in 2015 were subject to an accounting modification that changed their classification from equity to liability awards. These awards remain subject to variable accounting treatment through their settlement date in June 2016. The total intrinsic value of share options exercised was €16.2 million for the year ended December 31, 2015. There were no exercises in 2014.

Of the outstanding options at December 31, 2015, 130 Class A and 7 Class B options (in terms of Class A equivalents options) are subject to liability accounting. As of December 31, 2014, 100 Class A option awards are subject to liability accounting.

During the two years ended December 31, 2015 and 2014, we awarded share options as our only form of share-based compensation. The fair value of share options granted during the years ended December 31, 2015 and 2014 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:

	Year ended December 31,
	2014	2015
Risk-free interest rate	1.31%	1.31%
Expected volatility	46%	46%
Expected life (in years)	2.98	1.82
Dividend yield	0%	0%
Weighted-average estimated fair value of options granted during the year	€22,689	€29,496

In 2015 and 2014, we recognized total share-based compensation expense of €14.1 million and €2.4 million, respectfully. The total income tax benefit related to share-based compensation expense was €0 and €0 for 2015 and 2014. Additionally, €103 thousand and €8 thousand of share-based compensation cost was capitalized in 2015 and 2014 as part of software development costs.

Cash received from share-based award exercises for the years ended December 31, 2015 and 2014 was €10 thousand and €0, respectfully.

As of December 31, 2015, there was approximately €3.9 million of unrecognized share-based compensation expense, net of estimated forfeitures, which are estimated to be nil, related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over a weighted-average period of 2.2 years.

10. Income taxes

The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(in thousands)	2014	2015
Current income tax expense:
Germany	€628	€(1,032)
Other countries	43	158

Current income tax expense	671	(874)
Deferred income tax (benefit) expense:
Germany	€(9,315)	€(10,444)
Other countries	—	—

Deferred income tax (benefit) expense:	(9,315)	(10,444)

Income tax expense (benefit)	€(8,644)	€(11,318)

Reconciliation of German statutory income tax rate to effective income tax rate

The following table summarizes our income (loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(in thousands)	2014	2015

Germany	€(32,033)	€(50,446)
Other countries	293	(238)

Income (loss) before income taxes	€(31,740)	€(50,684)

A reconciliation of amounts computed by applying the German statutory income tax rate to income from continuing operations before income taxes to total income tax expense (benefit) is as follows:

	Year ended December 31,
(in thousands)	2014	2015

Income (loss) before income taxes	€(31,740)	€(50,684)
Income tax expense at German tax rate (31.23%)	(9,912)	(15,829)
Foreign rate differential	(11)	34

Expected tax expense (benefit)	(9,923)	(15,795)
Tax effect from:
Non-deductible share-based compensation	744	4,409
Non-deductible corporate costs	470	882
Changes in uncertain tax positions	—	€(1,666)
Other permanent differences	65	852

Income tax expense (benefit)	€(8,644)	€(11,318)

Our effective tax rate was 22.3% in 2015 and 27.2% in 2014. This is mainly due to non-deductible share-based compensation of (pre-tax) €14.1 million in 2015 and €2.4 million in 2014. Furthermore, corporate costs were pushed down from Expedia (pre-tax; €2.8 million for 2015 and € 1.5 million for 2014), which are non-deductible for tax purposes.

Uncertain tax positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	As of December 31,
(in thousands)	2014	2015

Balance, beginning of year	€1,545	€1,666
Reductions due to lapsed statute of limitations during current year		(1,666)
Interest and penalties	121	—

Balance, end of year	€1,666	€—

In 2013, an uncertain tax position was provided for related to the deductibility of certain compensation payments in 2010 and 2011. In 2015, a tax audit was finalized for the years 2009 through to 2012. This resulted in a full release of the uncertain tax position.

Deferred income taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17. To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company early adopted ASU 2015-17 as of December 31, 2015 and applied the standard retrospectively to all deferred tax liabilities and assets in all periods presented.

The classification of deferred tax assets and liabilities pre-adoption of ASU 2015-17 would have been as follows:

	As of December 31,
(in thousands)	2014	2015
Current deferred tax assets	€249	€1,277
Non-current deferred tax assets	—	—
Current deferred tax liabilities	—	—
Non-current deferred tax liabilities	68,687	59,271

Deferred tax asset/(liability)	€(68,438)	€(57,994)

As of December 31, 2015 and 2014, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31,
(in thousands)	2014	2015
Deferred tax assets:
Prepaid expense and other current assets	€81	€683
Accounts payable, other	—	456
Net operating loss and tax credit carryforwards	—	110
Other	440	750

Total deferred tax assets	521	1,998
Less valuation allowance	—	(98)

Net deferred tax assets	521	1,900
Deferred tax liabilities:
Intangible assets, net	68,664	59,301
Property and equipment	226	594
Other	29	—

Total deferred tax liabilities	68,919	59,894

Net deferred tax asset/(liability)	€(68,398)	€(57,994)

As of December 31, 2015, we had net operating loss carryforwards (“NOLs”) of approximately €0.4 million (€0 as of December 31, 2014). These NOLs are related to myhotelshop, which was acquired in 2015 and had existing NOLs. These NOLs may be carried forward indefinitely. However, if certain substantial changes in the entity’s ownership occur, there could be a limitation on the amount of the carryforward(s) that could be utilized.

We have a valuation allowance €0.1 million of as of December 31, 2015 (no valuation allowance as of December 31, 2014), resulting in a net change of €0.1 million. The valuation allowance relates fully to the myhotelshop NOLs.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was insignificant (below €0.1 million) as of December 31, 2015 and therefore we have not provided for deferred income taxes on this taxable temporary difference. In the event we distribute such earnings in the form of dividends or otherwise, these would be tax exempt for all investments located in Europe. Any capital gains on the sale of participations would be 95% exempt under German tax law.

The Company is subject to audit by federal, state, local and foreign income tax authorities. The German tax authorities have finalized their tax audit of trivago’s German federal income tax returns for the periods ended December 31, 2009 through December 31 2012 and no material corrections were identified. Currently, there are no tax returns for trivago or subsidiaries under audit. As of December 31, 2015, for trivago and its subsidiaries, statute of limitations for tax years 2013 through 2015 remain open to examination by German tax authorities.

11. Redeemable noncontrolling interests

Noncontrolling interest exists in entities majority owned by us, which are carried at fair value as the noncontrolling interests contain certain rights, whereby we may acquire and the minority shareholders may sell to us the additional shares of the companies. A reconciliation of redeemable noncontrolling interest for the year ended December 31, 2015 is as follows:

(in thousands)	As of December 31, 2015

Balance, beginning of the period	€—
Acquisition of redeemable noncontrolling interest	2,230
Net loss attributable to noncontrolling interests	(239)
Fair value adjustments through members’ equity	239
Currency translation adjustments and other	(154)

Balance, end of period	€2,076

We had no redeemable noncontrolling interest for the year ended December 31, 2014.

For information on redeemable noncontrolling interest acquired during 2015, see Note 3—Acquisitions.

The fair value of the redeemable noncontrolling interest has been adjusted by €239 thousand for the net loss attributable to noncontrolling interest. A fair value adjustment has been recorded of €239 thousand to reflect the fair value of the noncontrolling interest for the year ended December 31, 2015.

12. Members’ equity

Subscribed capital

The shareholders and their shares in the subscribed capital is as follows as of December 31, 2015, in full Euros:

A Shares:
Expedia Lodging Partner Services S.á r.l., Geneva, Switzerland	€24,036	50%
Rolf Schrömgens, Düsseldorf	7,337	15%
Peter Vinnemeier, Düsseldorf	5,489	11%
Malte Siewert, Düsseldorf	1,273	3%
Employees	475	1%
B Shares:
Employees	9,164	20%

	€47,774	100%

See Note 9 - Share-based awards and other equity instruments for a description of the exercise of employee share options.

Reserves

Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013. See Note 1—Organization and basis of presentation.

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income represents foreign currency translation adjustments and the change year over year is primarily due to the acquisition of base7, a Switzerland based company. See Note 3—Acquisitions and Note 11—Redeemable noncontrolling interests.

Contribution from parent

The beginning contribution from parent balance represents the pushdown of share-based compensation expense from Expedia. The change year over year is a result of the Expedia corporate expenses allocated to trivago. See Note 1—Organization and basis of presentation.

13. Other, net

For the years ended December 31, 2015 and 2014, Other, net were made up of the following: (i) foreign exchanges rate gains (losses) due to the revaluation of foreign currency receivables and payables, (ii) the reversal of an indemnification asset related to an uncertain tax position and the related interest—See Note 10—Income taxes. The components are as follows:

	Year ended December 31,
(in thousands)	2014	2015
Foreign exchange rate gains (losses), net	€(1,558)	€(1,006)
Indemnification asset and related interest	123	(1,661)

Total	€(1,435)	€(2,667)

14. Commitments and contingencies

Credit facility, purchase obligations and guarantees

We have commitments and obligations that include a credit facility and purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2015 were as follows:

	By period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Credit facility	€20,000	€20,000	€—	€—	€—
Purchase obligations	36,097	25,603	10,494	—	—

	€56,097	€45,603	€10,494	€—	€—

Our purchase obligations represent minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

In addition, our redeemable noncontrolling interest in myhotelshop and base7 contains certain put/call rights whereby we may acquire and the minority shareholders may sell to us the minority shares of the Company. See Note 3 —Acquisitions for further information.

Lease commitments

We have contractual obligations in the form of operating leases for office space and related office equipment. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis over the lease term. Lease obligations expire at various dates through 2038. For the years ended December 31, 2015 and 2014, our rental expense was €3.3 million and €2.2 million, respectively.

We have operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

The following table presents our estimated future minimum rental payments under operating leases with noncancelable lease terms that expire after December 31, 2015:

(in thousands) Year ended December 31,
2016	€4,066
2017	4,035
2018	5,225
2019	8,324
2020	6,799
2021 and thereafter	44,088

Total	€72,537

Legal proceedings

In the ordinary course of business, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of trivago. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. As of December 31, 2015 and 2014 there were no material contingent matters or lawsuits.

15. Related party transactions

Relationship with Expedia, Inc.

We have commercial relationships with Expedia and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and Venere. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. Related-party revenue from Expedia of €194.2 million and €100.2 million for the years ended December 31, 2015 and 2014, respectively, primarily consists of click through fees and other advertising services provided to Expedia and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 39% and 32% of our total revenue for the years ended December 31, 2015 and 2014, respectively.

Our operating expenses include a related-party shared services fee of €2.8 million and €1.5 million for the years ended December 31, 2015 and 2014, respectively. This shared service fee is comprised of allocations from Expedia for legal, tax, treasury, audit and corporate development costs and includes an allocation of employee compensation within these functions. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity.

The related party trade receivable balances with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2015 and 2014 were €23.6 million and €7.9 million, respectively. The related party trade payable balances with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2015 and 2014 were €7.1 and €1.0 million, respectfully.

Guarantee

On September 5, 2014, we entered into an uncommitted credit facility with Bank of America Merrill Lynch International Ltd. with a maximum principal amount of €10.0 million. Advances under this facility bear interest a rate of LIBOR plus 1.0% per annum. This facility may be terminated at any time by the lender. Our obligations under this facility are guaranteed by Expedia. On December 19, 2014, we entered into an amendment to this facility pursuant to which the maximum principal amount was increased to €50.0 million. As of December 31, 2015, we had €20.0 million outstanding under this facility.

On July 23, 2015, we entered into an agreement to design and build our new headquarters building in Dusseldorf, Germany. As part of that agreement, Expedia has guaranteed certain payments due by trivago under the contract which are expected to commence on May 31, 2017. The guarantee by Expedia ends upon receipt of a bank guarantee by trivago, but in any case not later than December 31, 2018.

Loan from Expedia

In 2014, Expedia issued a loan of €1.0 million to trivago in conjunction with trivago’s acquisition of Rheinfabrik in 2014. The loan was subsequently repaid by trivago during 2015. See Note 3—Acquisitions.

Services agreement

On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2015 and 2014, we paid Expedia €21 thousand annually for these data hosting services.

16. Segment information

Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. We have restated our segments for the years ended December 31, 2015 and December 31, 2014. The change from one to three reportable segments was the result of a shift in the Company’s focus on managing the business to reflect unique market opportunities and competitive dynamics inherent in our business within each of our operating segments. Our Americas segment is growing and becoming a larger share of consolidated referral revenue and has the second largest exposure to our extensive marketing and advertising campaigns. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United Sates and Uruguay. Our Developed Europe segment represents the region where we are a well matured brand and is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The Developed Europe market was our initial market of operations and has the largest exposure to our extensive marketing and advertising campaigns. Our Rest of World segment represents all regions outside of the Americas and Developed Europe and is in its early stages of growth.

We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments which compares referral revenue to advertising spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.

Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, as well as share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliation below.

The following tables present our segment information for the years ended December 31, 2015 and 2014. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Year ended December 31, 2015
(€ in thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral revenue	€259,568	€171,910	€58,762	€—	€490,240
Other revenue	—	—	—	2,843	2,843

Total revenue	259,568	171,910	58,762	2,843	493,083

Advertising spend	194,886	169,415	67,872	—	432,173

ROAS contribution	€64,682	€2,495	€(9,110)	€2,843	€60,910

Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,946
Other selling and marketing(1)					29,046
Technology and content					28,693
General and administrative, including related party shared service fee					18,065
Amortization of intangible assets					30,030

Operating income (loss)					(47,870)

Other income (expense)
Interest expense					(147)
Other, net					(2,667)

Total other income (expense), net					(2,814)

Income (loss) before income taxes					(50,684)
Provision for income taxes					(11,318)

Net loss					€(39,366)

(1)	Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reportable segment.

	Year ended December 31, 2014
(€ in thousands)	Developed Europe	Americas	Rest of the World	Corporate & Eliminations	Total
Referral revenue	€210,241	€73,316	€25,595	€—	€309,152
Other revenue	—	—	—	180	180

Total revenue	210,241	73,316	25,595	180	309,332

Advertising spend	162,358	81,110	27,899	—	271,367

ROAS contribution	€47,883	€(7,794)	€(2,304)	€180	€37,965

Costs and expenses:
Cost of revenue, including related party, excluding amortization					1,443
Other selling and marketing(1)					14,867
Technology and content					15,388
General and administrative, including related party shared service fee					6,536
Amortization of intangible assets					30,025

Operating income (loss)					(30,294)

Other income (expense)
Interest expense					(11)
Other, net					(1,435)

Total other income (expense), net					(1,446)
Income (loss) before income taxes					(31,740)

Provision for income taxes					(8,644)

Net loss					€(23,096)

(1)	Represents all other sales and marketing, excluding advertising spend, as advertising spend is tracked by reportable segment.

Geographic information

Revenue by geographic area is attributed based on the geographic location of our legal entities (regardless of where the consumer resides, where the consumer is physically located while making a reservation or the location of the online travel agencies, hotel chains and independent hotels). Virtually all of our revenues are recorded to our German legal entity for the years ended December 31, 2015 and 2014. There are no material revenues in any other legal entity for the years ended December 31, 2015 and 2014.

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2015 and 2014:

	As of December 31,
(in thousands)	2014	2015

Property and equipment, net
Germany	€3,905	€12,676
All other countries	102	177

	€4,007	€12,853

17. Valuation and qualifying accounts

The following table presents the changes in our valuation and qualifying accounts.

(in thousands)	Balance of beginning of period	Charges to earnings	Deductions	Balances at end of period

2015
Allowance for doubtful accounts	€661	€241	€(651)	€251

2014
Allowance for doubtful accounts	€253	€624	€(216)	€661

18. Subsequent events

There were certain shares held by trivago employees which were originally awarded in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia exercised a call right on these shares and elected to do so at a premium to fair value, which resulted in an incremental share-based compensation charge of approximately $49 million in the second quarter of 2016 pursuant to liability award treatment. The acquisition of these employee minority interests increased Expedia’s ordinary ownership of trivago to 63.5%.

Our product

Book
Enter Hotel or Destination
San Francisco
Search
Filter
Find Your Ideal Hotel
Forward to Global or Regional Online Travel Agency/ Independent Hotel/ Hotel Chain
Compare Room Types, Prices, Extras (Breakfast Included; Free wifi)

غ
文
33
languages
א
Ф
あ
A
localized 55 websites
487 million
qualified referrals
1.3 million
hotels
in over
190
countries

Data as of September 30, 2016

             ADSs

Representing              Class A shares

J.P. Morgan	Goldman, Sachs & Co.	Morgan Stanley

Allen & Company LLC	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities

Cowen and Company	Guggenheim Securities

Through and including             , 2016 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 6. Indemnification of directors and officers

Members of our management and supervisory boards have the benefit of the following indemnification provisions in our articles of association:

Current and former management and supervisory board members shall be reimbursed for:

a.	the reasonable costs of conducting a defense against a claim based on acts or failures to act in the exercise of their statutory duties or any other duties currently or previously performed by them at our request;

b.	any damages, fines or other financial losses incurred by them as a result of an act or failure to act as referred to under a; and

c.	any expense reasonably paid or incurred by them in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a.	a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful, intentionally reckless or seriously culpable conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness;

b.	the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss (or indicated to do so); or

c.	in relation to proceedings brought by a former management and supervisory board member against us, except for proceedings brought to enforce indemnification to which he is entitled pursuant to the articles of association or an agreement between him and us which has been approved by the management board.

If and to the extent that it has been established by a Dutch court or, in the event of arbitration, an arbitrator in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he or she shall immediately repay the amount reimbursed by the company.

We also intend to enter into indemnification agreements with each of our management and supervisory board members and senior management upon the consummation of this offering.

The underwriting agreement we will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, our management and supervisory board members (as well as certain other persons) against certain liabilities arising in connection with this offering.

Item 7. Recent sales of unregistered securities

The following list sets forth information as to all securities we have sold since January 1, 2013, which were not registered under the Securities Act. The following numbers do not include shares that will be issued in connection with the conversion of our shares into trivago GmbH Class A units to be effected in connection with the completion of this offering.

1.	In March 2013, we issued 285 trivago GmbH Class A units to Expedia, representing a small portion of Expedia’s acquisition of a 63% equity position in trivago, at a price of €26,696.14 per trivago GmbH Class A unit.

2.	We granted a total of 1,144 options for trivago GmbH Class A units, at a weighted-average exercise price of €2,041 per trivago GmbH Class A unit, and 132,678 options for trivago GmbH Class B units, at a weighted-average exercise price of €15.35 per trivago GmbH Class B unit, and issued a total of 512 trivago GmbH Class A units and 10,364 trivago GmbH Class B units to employees and managing directors.

The transactions described in paragraph (1) were made to U.S. persons pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering.

The transactions described in paragraph (2) were made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or to U.S. persons pursuant to Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering.

Item 8. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	English translation of Articles of Association of the Registrant currently in effect.

3.2*	English translation of Form of Deed of Conversion and Amendment to Articles of Association of the Registrant to be effective prior to the effectiveness of this registration statement.

3.3	English translation of Form of Articles of Association of trivago N.V. to be effective prior to the effectiveness of this registration statement.

3.4	Form of Management Board Rules.

3.5	Form of Supervisory Board Rules.

4.1	Form of Amended and Restated Shareholders’ Agreement of trivago N.V.

4.2*	Form of IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.àr.l., travel B.V. and trivago GmbH dated November , 2016.

5.1*	Opinion of NautaDutilh N.V., counsel of the Registrant, as to the validity of the Class A shares.

8.1	Opinion of NautaDutilh N.V. as to certain Dutch tax matters.

8.2	Opinion of Noerr LLP as to certain German tax matters.

8.3	Opinion of Latham & Watkins LLP as to certain U.S. tax matters.

10.1*	Form of management board and supervisory board member Indemnification Agreement.

10.2†	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.

10.3†	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.

10.4†	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft für Immobilien mbH and trivago GmbH, dated September 15, 2011.

10.5†	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.

10.6†	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.

10.7†	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.

10.8†	Services and Support Agreement by and between Expedia LPS Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.

10.9	Form of trivago N.V. 2016 Omnibus Incentive Plan.

21.1	List of subsidiaries.

23.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

23.2*	Consent of NautaDutilh N.V., counsel of the Registrant (included in Exhibit 5.1).

23.3	Consent of NautaDutilh N.V. (included in Exhibit 8.1).

23.4	Consent of Noerr LLP (included in Exhibit 8.2).

23.5	Consent of Latham & Watkins LLP (included in Exhibit 8.3).

24.1	Powers of attorney (included on signature page to the registration statement).

99.1	Consent of Director Nominees.

*	To be filed by amendment
†	Previously filed

(b)	Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned hereby undertakes:

a.	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 97(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dusseldorf, Germany, on November 14, 2016.

travel B.V.

By:	/s/ Rolf Schrömgens
	Name:	Rolf Schrömgens
	Title:	Chief Executive Officer

By:	/s/ Axel Hefer
	Name:	Axel Hefer
	Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rolf Schrömgens and Axel Hefer and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on November 14, 2016 in the capacities indicated:

Name	Title

/s/ Rolf Schrömgens Rolf Schrömgens	Managing Director (principal executive officer)

/s/ Axel Hefer Axel Hefer	Managing Director (principal financial and accounting officer)

/s/ Andrej Lehnert Andrej Lehnert	Managing Director

/s/ Malte Siewert Malte Siewert	Managing Director

/s/ Johannes Thomas Johannes Thomas	Managing Director

/s/ Peter Vinnemeier Peter Vinnemeier	Managing Director

Signature of authorized U.S. representative of registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of travel B.V. has signed this registration statement on November 14, 2016.

By:	/s/ Colleen A. DeVries
Name: Colleen A. DeVries
Title: SVP on behalf of National Corporate Research Limited

Exhibit index

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	English translation of Articles of Association of the Registrant currently in effect.

3.2*	English translation of Form of Deed of Conversion and Amendment to Articles of Association of the Registrant to be effective prior to the effectiveness of this registration statement.

3.3	English translation of Form of Articles of Association of trivago N.V. to be effective prior to the effectiveness of this registration statement.

3.4	Form of Management Board Rules.

3.5	Form of Supervisory Board Rules.

4.1	Form of Amended and Restated Shareholders’ Agreement of trivago N.V.

4.2*	Form of IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH dated November , 2016.

5.1*	Opinion of NautaDutilh N.V., counsel of the Registrant, as to the validity of the Class A shares.

8.1	Opinion of NautaDutilh N.V. as to certain Dutch tax matters.

8.2	Opinion of Noerr LLP as to certain German tax matters.

8.3	Opinion of Latham & Watkins LLP as to certain U.S. tax matters.

10.1*	Form of management board and supervisory board member Indemnification Agreement.

10.2†	Letter Agreement Regarding Uncommitted Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.

10.3†	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.

10.4†	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft für Immobilien mbH and trivago GmbH, dated September 15, 2011.

10.5†	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.

10.6†	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.

10.7†	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.

10.8†	Services and Support Agreement by and between Expedia LPS Lodging Partner Services Sarl and trivago GmbH, dated September 1, 2016.

10.9	Form of trivago N.V. 2016 Omnibus Incentive Plan.

21.1	List of subsidiaries.

23.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

23.2*	Consent of NautaDutilh N.V., counsel of the Registrant (included in Exhibit 5.1).

23.3	Consent of NautaDutilh N.V. (included in Exhibit 8.1).

23.4	Consent of Noerr LLP (included in Exhibit 8.2).

23.5	Consent of Latham & Watkins LLP (included in Exhibit 8.3).

24.1	Powers of attorney (included on signature page to the registration statement).

99.1	Consent of Director Nominees.

*	To befiled by amendment

†	Previouslyfiled